Exhibit 99.1

THE INX DIGITAL COMPANY, INC.

ANNUAL INFORMATION FORM

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2024

MARCH 27, 2025

TABLE OF CONTENTS

GLOSSARY OF DEFINED TERMS	1
GENERAL	5
TERMS OF REFERENCE	5
CURRENCY AND EXCHANGE RATE INFORMATION	5
CAUTION REGARDING FORWARD-LOOKING STATEMENTS AND RISK FACTORS	6
CORPORATE STRUCTURE	12
Intercorporate Relationships	12
GENERAL DEVELOPMENT OF THE BUSINESS	13
Three Year History	13
DESCRIPTION OF THE BUSINESS	16
Industry Overview, Trends, Commitments, Events or Uncertainties	17
Technology and Product Development	25
INXD Trading Platform	27
INXS Trading Platform	29
The INX Token	30
Future Development	32
INX Growth Strategies	33
Foreign Operations	34
Specialized Skills and Knowledge	34
Cyclical or Seasonality of Business	34
Employees	35
Intellectual Property	35
Competitive Conditions	36
Regulation for our Trading Solutions	36
Regulatory Oversight of Blockchain Assets	40
DIVIDEND POLICY	45

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CAPITAL STRUCTURE	45
MARKET FOR SECURITIES	45
PRIOR SALES	46
EXECUTIVE OFFICERS AND DIRECTORS	47
Identifying Information and Holdings	47
Share Ownership by Directors and Executive Officers	50
AUDIT COMMITTEE	50
Audit Committee Charter	50
Composition of the Audit Committee	50
Relevant Education and Experience	50
Reliance on Certain Exemptions	51
Audit Committee Oversight	51
Pre-Approval Policies and Procedures	51
External Auditor Service Fees by Category	52
CORPORATE CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES AND SANCTIONS	52
CONFLICTS OF INTEREST	53
PROMOTERS	54
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	54
LEGAL PROCEEDINGS	55
AUDITOR, TRANSFER AGENT AND REGISTRAR	55
MATERIAL CONTRACTS	55
RISK FACTORS	56
ADDITIONAL INFORMATION	103
Appendix “A”	A-1

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GLOSSARY OF DEFINED TERMS

In this Annual Information Form, the following capitalized words and terms shall have the following meanings:

“2022 Circular”	The Information Circular of the Company dated May 2, 2022.

“AIF”	This Annual Information Form of the Company for the fiscal year ended December 31, 2024.

“Audit Committee”	The audit committee of the Board.

“BCBCA”	Business Corporations Act (British Columbia) including the regulations thereunder, as amended.

“BCSC”	British Columbia Securities Commission.

“Bitcoin” or “BTC”	The peer-to-peer payment system and the digital currency of the same name which uses open-source cryptography to control the creation and transfer of such digital currency.

“Board”	The board of directors of the Company.

“Cash Fund”	A reserve fund managed by INX in order to provide additional comfort to INX’s customers and regulators with respect to the financial stability of INX. INX has reserved US$34,325,000 out of the funds raised in the INX Token Offering, to be available to cover customer and INX losses, if any, that result from cybersecurity breaches or theft, errors in execution of the trading platform or its technology, and counterparty defaults, including instances where counterparties lack sufficient collateral to cover losses.

“Cboe Canada”	Cboe Canada, Inc.

“CEO”	Chief Executive Officer.

“CFO”	Chief Financial Officer.

“Common Shares” or “Shares”	Common shares without par value in the capital of the Company.

“Cryptocurrency”, “crypto asset” or “crypto”	A digital currency or crypto asset in which transactions are verified and records maintained by a decentralized system using cryptography, rather than by a centralized authority.

“CSA”	Canadian Securities Administrators.

“Exchange Act”	Securities Exchange Act of 1934.

“Exchange Ratio”	10.4871348 Valdy Shares for each INXL Share.

“FIFO”	“First in, first out”, is an asset-management and valuation method in which assets produced or acquired first are sold, used, or disposed of first.

“Financial Statements”	Audited consolidated financial statements for the years ended December 31, 2024, and December 31, 2023.

“Fiscal 2024”	The financial year of the Company that began January 1, 2024, and finished December 31, 2024.

“FinCEN”	Financial Crimes Enforcement Network.

“FINRA”	Financial Industry Regulatory Authority, Inc.

“Governmental Authority”	Any (i) international, multinational, national, federal, provincial, state, municipal, local or other governmental or public department, central bank, court, arbitral body, commission, board, bureau, agency or instrumentality, domestic or foreign, (ii) subdivision or authority of any of the above, (iii) quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing, or (iv) stock exchange or securities authorities.

“IFRS”	The International Financial Reporting Standards.

“IIROC”	Investment Industry Regulatory Organization of Canada.

“ILSB”	I.L.S. Brokers Ltd., a company incorporated under the laws of the State of Israel.

“INX” or the “Company”	The INX Digital Company, Inc., a company incorporated pursuant to the laws of British Columbia.

“INX Agents”	PI Financial Corp. and Eight Capital Inc.

“INX Token Holders”	Holders of the INX Tokens pursuant to the INX Token Purchase Agreement.

“INX Token Offering”	The initial public offering of INX Tokens completed on April 22, 2021, by INXL in the United States pursuant to applicable U.S. Securities Laws and in such other jurisdictions permitted by applicable law.

“INX Tokens” or “Tokens”	INX Tokens issued pursuant to the INX Token Offering, an ERC20 blockchain asset that is programmed using a smart contract that is compatible with the Ethereum blockchain, and the rights of the INX Token holder, which are contractual rights set forth in the INX Token Purchase Agreement, as more fully described in Section 4.1.5 – “The INX Tokens”.

“INX Token Purchase Agreement”	The agreement executed by each purchaser of INX Tokens as part of the initial public offering of INX Tokens, which sets forth the rights of each INX Token holder with regard to the INX Tokens held by such holder.

“INX Trading Solutions”	The business conducted by INX in the United States, which includes the INXD Trading Platform, the INXS Trading Platform and other related business activities, also known as “INX.One”.

“INXD”	INX Digital, Inc., a Delaware corporation, that INX registered as a money transmitter to operate a trading platform for cryptocurrencies.

“INXD Trading Platform”	A trading platform for cryptocurrencies operated through INXD which was launched and made available to the public on April 29, 2021.

“INXL”	INX Limited, a company incorporated pursuant to the laws of Gibraltar.

“INXL Concurrent Financing”	The private placement completed by INXL of 31,680,000 subscription receipts at a price of $1.25 per subscription receipt for aggregate gross proceeds of $39,600,000.

“INXL Financing Warrants”	The warrants to purchase INXL Shares issued pursuant to the INXL Concurrent Financing.

“INXL Legacy Warrant”	Common share purchase warrants which entitle the holder thereof to acquire one INXL Share for a period of two years following the date of issue.

“INXL Share”	The ordinary shares in the capital of INXL.

“INXS”	INX Securities, LLC., a Pennsylvania limited liability company.

“INXS Trading Platform”	A trading platform for digital securities operated through INXS.

“MD&A”	The Company’s management discussion and analysis for the year ended December 31, 2024.

“Options”	The incentive stock options of the Company issued pursuant to Plan.

“Person”	Any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate group, body corporate, corporation, unincorporated association or organization, Governmental Authority, syndicate or other entity, whether or not having legal status.

“Plan”	Omnibus Equity Incentive Compensation Plan of the Company approved by shareholders of the Company on June 22, 2022, pursuant to which incentive awards are granted to eligible individuals.

“Promoter”	Bears the definition prescribed by applicable Securities Laws.

“Restricted Share Units”	The restricted share units of the Company issued pursuant to the Plan.

“Restricted Shares”	The restricted shares of the Company issued pursuant to the Plan.

“RTO”	The reverse takeover transaction completed by the Company on January 10, 2022, whereby the Company acquired all of the shares of INXL pursuant to the Securities Exchange Agreement.

“SEC”	U.S. Securities and Exchange Commission.

“Securities Exchange”	the securities exchange as contemplated in the Securities Exchange Agreement

“Securities Exchange Agreement”	The amended and restated share exchange agreement dated November 3, 2021, among Valdy Investments Ltd., INX, certain INX Securityholders, and the INX Agents, as may be amended from time to time, which amends and restates, in its entirety, the Initial Agreement

“Securities Law”	Securities legislation, securities regulations and securities rules, as amended, and the policies, notices, instruments and blanket orders in force from time to time that are applicable to an issuer

“SEDAR+”	System for Electronic Document Analysis and Retrieval

“Shareholders”	Holders of Common Shares.

“Warrant”	Warrants to purchase Common Shares issued from time to time by the Company.

“Valdy Shares”	The common shares in the capital of the Company prior to completion of the RTO.

GENERAL

Reference is made in this AIF to the Financial Statements and MD&A of the Company for Fiscal 2024, together with the auditor’s report thereon. The Financial Statements and MD&A are available for review on the SEDAR+ website located at www.sedarplus.ca.

All financial information in this AIF for Fiscal 2024 has been prepared in accordance with IFRS. Unless otherwise noted herein, information in this AIF is presented as of March 27, 2025.

TERMS OF REFERENCE

In this annual information form, a reference to the “Company”, “INX”, “we”, “us”, “our” and similar words refer to The INX Digital Company, Inc. (formerly Valdy Investments Ltd.), its subsidiaries and affiliates, or any one of them, as the context requires.

All references to trade names and trademarks of other companies, which trade names and trademarks are the property of their respective owners.

The Company reports in US dollars. Unless otherwise indicated, all references to C$ means a dollar of lawful money of Canada. US$ or $ means a dollar of lawful money of the United States.

CURRENCY AND EXCHANGE RATE INFORMATION

The following table sets forth for each period indicated: (i) the exchange rates in effect at the end of the period; (ii) the high and low exchange rates during such period; and (iii) the average exchange rates for such period, for the U.S. dollar, expressed in Canadian dollars, as quoted by the Bank of Canada.

	Year Ended December 31
	2024	2023	2022
	CAD$	CAD$	CAD$
Closing	1.4389	1.3226	1.3544
High	1.4416	1.3875	1.3856
Low	1.3316	1.3128	1.2451
Average	1.3698	1.3497	1.3011

On March 7, 2025, the daily exchange rate as quoted by the Bank of Canada was US$1.00 = CAD$1.4371.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS AND RISK FACTORS

Certain statements and other information contained in this AIF constitute forward- looking information under Canadian Securities Laws (collectively “forward-looking statements”). These forward- looking statements relate to future events or future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe”, “future”, “continue” or similar expressions or the negatives thereof.

By their very nature, forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this AIF should not be unduly relied upon. These statements speak only as of the date of this AIF.

The forward-looking statements in this document are based on what the Company currently believes are reasonable assumptions, including the material assumptions set out in the MD&A and press releases of the Company (such documents are available under the Company’s SEDAR+ profile at www.sedarplus.ca). Other material factors or assumptions that were applied in formulating the forward-looking statements contained herein include or relate to the following: the business and economic conditions affecting the Company’s operations in their current state, including, general levels of economic activity, regulations, taxes and interest rates; the continuous development of the INXD and the INXS trading platforms, the offering of non-deliverable cryptocurrency forwards, and the development of the digital asset industry; and that there will be no material changes in the legislative, regulatory or operating framework for the Company’s existing and anticipated business.

In particular, this AIF contains forward-looking statements with respect to:

●	success of the operations of the Company;

●	impact of competition and the competitive response to the Company’s business strategy;

●	timing and amount of capital and other expenditures;

●	conditions in financial markets and the economy generally;

●	ability of the Company to obtain additional financing on satisfactory terms or at all;

●	ability of the Company to continue to develop its trading platforms as contemplated;

●	the slowing or stopping of the development or acceptance of blockchain assets;

●	the limitations of blockchain technology, which remains largely novel and untested;

●	the legal framework of regulations applicable to blockchain technologies, cryptocurrencies, digital securities and token offerings;

●	the Company’s ability to identify a custodial relationship arrangement that FINRA or the SEC will approve as meeting the requirements of Rule 15c3-3 of the U.S. Exchange Act;

●	changes in how the Company is taxed;

●	the lack of any existing marketplace for blockchain assets;

●	the Company’s lack of an operating history as digital asset trading platforms;

●	the impact of competition and new technologies;

●	the Company’s ability to obtain government regulations and approvals;

●	industry developments affecting the Company’s business, financial condition and results of operations;

●	the Company’s ability to cooperate with third party collaborators, including contractors for the design, development and implementation of their trading platform infrastructure;

●	operating performance and cash flow, or lack thereof as digital asset trading platforms;

●	global market, political, and economic conditions; and

●	those factors referred to in “Risk Factors” as well as in this AIF generally.

Inherent in forward-looking statements are risks, uncertainties and other factors beyond the Company’s ability to predict or control. Some of the risks that could cause outcomes and results to differ materially from those expressed in the forward-looking statements include:

Risk factors relating to blockchain assets:

●	blockchain is a nascent and rapidly changing technology and there remains relatively small use of blockchain networks and blockchain assets in the retail and commercial marketplace. The slowing or stopping of the development or acceptance of blockchain networks may adversely affect an investment in the Company;

●	there is no assurance that blockchain technology and the assets built on that technology will continue its adoption rate or that other technologies will not arise and overtake blockchain technology and assets;

●	the open-source structure of blockchain software means that blockchain networks may be susceptible to malicious cyber-attacks or may contain exploitable flaws, which may result in security breaches and the loss or theft of blockchain assets;

●	each blockchain network, including the Ethereum network, is dependent upon its users and contributors, and actions taken, or not taken, by the users or contributors of a blockchain network could damage its reputation and the reputation of blockchain networks generally;

●	the prices of blockchain assets are extremely volatile. Fluctuations cryptocurrencies’ or other blockchain assets’ prices could materially and adversely affect the Company; and

●	the regulatory regimes governing blockchain technologies, blockchain assets and the purchase and sale of blockchain assets are uncertain, and new regulations or policies may materially adversely affect the development of blockchain networks and the use of blockchain assets.

Risk factors related to INX’s operations:

●	INX developed and launched a digital asset trading platform on April 29, 2021, which is operated by INXD, INX’s wholly owned subsidiary, and acquired OFN Securities (n/k/a INX Securities, LLC), a registered broker-dealer in the United States, and a member of FINRA, that operates and is recognized as an Alternative Trading System by the SEC. INX may face operational, technological and regulatory challenges that could materially impact INX’s business;

●	INX expects to face intense competition from other companies and, if INX is not able to successfully compete, its business, financial condition and operating results will be materially harmed;

●	failure to keep up with rapid changes in industry-leading technology, products and services could negatively impact INX’s results of operations;

●	INX may not receive regulatory approval in the various jurisdictions in which INX plans to operate its businesses;

●	the securities markets and the brokerage industry in which INX operates are subject to extensive, evolving regulation that imposes significant costs and competitive burdens that could materially impact INX’s business;

●	the extent to which blockchain assets are used to fund criminal or terrorist enterprises or launder the proceeds of illegal activities could materially impact INX’s business;

●	as of December 31, 2024, INX had cash and cash equivalents and short-term investments of US$12.8 million (excluding the Cash Fund), this balance may not be sufficient for operating activities, to obtain borrowing capacity to finance required capital expenditures, fund strategic initiatives and meet the Company’s other cash needs. These obligations require a significant amount of cash, and the Company may need additional funds, which may not be readily available;

●	there can be no assurance that INX will have sufficient assets or be able to maintain liability insurance with adequate coverage to cover its liabilities;

●	INX may experience system failures or capacity constraints that could materially harm its ability to conduct its operations and execute its business strategy;

●	INX may face cyber-attacks and other cyber security risks;

●	security attacks against INX could result in a loss of INX’s blockchain assets, theft of personal information of INX customers or damage to INX’s reputation and brand, each of which could adversely affect an investment in the Company. INX could be required to incur significant expense to protect its systems and/or investigate any alleged attack;

●	the loss of key personnel could have a material adverse effect on INX;

●	INX has not identified all the persons that it will need to hire to provide services and functions critical to the development of the business and no assurance can be given that INX will be able to hire the necessary persons on acceptable terms, if at all;

●	as a financial services provider, INX is subject to significant litigation risk and potential securities law liability;

●	INX’s compliance and risk management programs might not be effective and may result in outcomes that could adversely affect INX’s reputation, financial condition, and operating results;

●	operational risks, such as misconduct and errors of INX’s employees or entities with which INX does business, are difficult to detect and deter and could cause INX reputational and financial harm;

●	INX’s operations of businesses outside of the United States and its acceptance of currencies other than the U.S. Dollar will subject INX to currency fluctuation risk;

●	INX may not be able to successfully execute its business strategy if it is deemed to be an investment company under the Investment Company Act of 1940;

●	INX needs to implement strict finance and accounting systems, procedures, and controls to operate its business;

●	negative publicity could damage INX’s business;

●	INX, as well as many of its potential customers, engage with third party suppliers and service providers for certain important services. An interruption or cessation of an important supply or service by any third party could have a material adverse effect on INX’s business, including revenues derived from its customers’ trading activity;

●	INX’s revenues and profits will be substantially dependent on the trading volume in its markets. INX’s revenues and profits would be adversely affected if INX is unable to develop and continually increase its trading volume on either of its trading platforms;

●	INX has an evolving business model that may not ultimately provide a successful roadmap;

●	INX may have difficulty executing its growth strategy and maintaining its growth effectively;

●	INX intends to explore acquisitions, other investments, and strategic alliances. INX may not be successful in identifying opportunities or in integrating the acquired businesses. Any such transaction may not produce the results INX anticipates, which could adversely affect INX’s business and the price of INX Tokens;

●	INX may in the future be dependent in part on the data center facilities of third parties;

●	INX’s business may be adversely affected by the impact of coronavirus, other epidemics or pandemics, acts of God, wars, insurrections, riots, infrastructure failures, and other force majeure events;

●	general global market and economic conditions may have an adverse impact on INX’s operating performance, results of operations or cash flow; and

●	in the event that INXL enters into insolvency, liquidation, dissolution, reorganization, or bankruptcy, the Company’s claims may be subordinate to the rights of INX Token Holders. INXL may incur debt that ranks equally with, or senior to, the rights of the Company.

Risk factors relating to intellectual property rights and disputes:

●	INX engages with third-party contractors for the design, development, and implementation of INX Trading Solutions;

●	INX may be unable to protect its proprietary technology and to obtain trademark protection for its marks; and

●	INX may not be able to enforce protection of its intellectual property rights under the laws of other countries.

Risk factors relating to incorporation in Gibraltar:

●	Risks related to potential changes to INX’s Foreign Private Issuer status in the United States; and

●	it may be difficult to enforce a Canadian judgment against INX, its officers and directors, and the experts named in this AIF, or to assert Canadian securities laws claims or serve process on INX’s officers and directors and these experts.

Risk factors related to doing business in Israel:

●	Israel–Hamas War - A significant portion of the Company’s operations and management is based in Israel. On October 7, 2023, Hamas launched an attack on Israel. As of the date of this filing, there has been no material interruption or adverse impact on the Company’s business activities resulting from the war. The Company maintains a comprehensive business continuity plan, and has taken the necessary steps in line with such plan, in an effort to ensure that operations and service to customers remains consistent. It is not possible to predict future potential adverse results of the war and its effect on the Company’s business at this time.

●	INX’s operations may be disrupted by the obligations of personnel to perform military service; and

●	INX is deemed an Israeli tax resident for tax purposes and may incur additional tax liabilities in Israel.

Risk factors related to the Company’s Securities:

●	share price fluctuations;

●	limited market for securities;

●	the market price of the Company’s common shares may decline due to the large number of outstanding common shares eligible for future sale;

●	the Company may issue additional equity securities;

●	no dividends;

●	global financial conditions;

●	future sales of Common Shares by existing shareholders;

●	publication of inaccurate or unfavourable research and reports; and

●	tax considerations applicable to an investment in the Common Shares.

Some of the risks that could cause results to differ materially from those expressed in the forward- looking statements are further described under the heading titled “Risk Factors” in this AIF.

The forward-looking statements contained in this AIF are expressly qualified by this cautionary statement. Except as required by law, the Company does not undertake any obligation to publicly update or revise any forward-looking statements.

Readers are cautioned that forward-looking information is not based on historical facts but instead is based on reasonable assumptions and estimates of management of the Company at the time it was made and involves known and unknown risks, uncertainties and other factors that may cause the actual results, performance, or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information.

The forward-looking information in statements or disclosures in this AIF is based (in whole or in part) upon factors that may cause actual results, performance or achievements of the Company to differ materially from those contemplated (whether expressly or by implication) in the forward- looking information. Those factors and risks are based on information currently available to the Company, including information obtained from third party sources. Actual results or outcomes may differ materially from those predicted by such statements or disclosures. While the Company does not know what impact any of those differences may have, its business, results of operations, financial condition and credit stability may be materially adversely affected.

Risks involving the Company that may affect results of operations and earnings are discussed under the heading “Risk Factors” in this AIF. Although the Company has attempted to identify important factors that could cause actual results to differ materially, the Company cautions that the list of risk factors above and under the heading “Risk Factors” in this AIF, is not exhaustive and there may be other factors that cause results not to be as anticipated, estimated, or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. Forward-looking information is made as of the date given and the Company does not undertake any obligation to revise or update any forward-looking information, whether as a result of new information, future events, or otherwise, other than as required by Applicable Law (as defined herein).

The reader is further cautioned that the preparation of financial statements in accordance with IFRS (as defined herein) requires management to make certain judgments and estimates that affect the reported amounts of assets, liabilities, revenues, and expenses. These estimates may change, having either a negative or a positive effect on net earnings as further information becomes available, and as the economic environment changes. Please refer to the notes to the financial statements available under the Company’s SEDAR+ profile at www.sedarplus.ca for additional details regarding such judgments, estimates and assumptions.

Market and Industry Data

Unless otherwise indicated, this AIF includes market and industry data that has been obtained from third-party sources, including industry publications and management estimates, which rely on such data. The Company believes that the industry data is accurate and that the estimates and assumptions are reasonable, but there is no assurance as to the accuracy or completeness of this data. Third party sources generally state that the information contained therein has been obtained from sources believed to be reliable, but there is no assurance or guarantee as to the accuracy or completeness of included information. Although the data is believed to be reliable, the Company has not independently verified any of the data from third-party sources referred to in this AIF or ascertained the underlying economic assumptions relied upon by such sources. The Company does not intend, and undertakes no obligation, to update or revise any such information or data, whether as a result of new information, future events or otherwise, except as, and to the extent required by, applicable Canadian securities laws. In addition, projections, assumptions and estimates of the Company’s future performance and the future performance of the industry in which INX operates are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described under the heading “Risk Factors” in this AIF.

CORPORATE STRUCTURE

The Company was incorporated pursuant to the Business Corporations Act (British Columbia) on August 22, 2018, under the name “Valdy Investments Ltd.”. On January 10, 2022, the Company acquired 100% of the issued and outstanding securities of a Gibraltar-based private company, INX Limited (“INXL”), pursuant to a securities exchange transaction, which constituted a “reverse takeover” (the “RTO”) and the Company changed its name to “The INX Digital Company, Inc.” in connection with the RTO, with INXL being the “reverse takeover acquiree” and the Company being the “reverse takeover acquirer”, each as defined in National Instrument 51-102 - Continuous Disclosure Obligations.

The registered office of the Company is located at Suite 2900 – 550 Burrard Street, Vancouver, British Columbia, V6C 0A3, Canada and its head offices are located at 3 Sapir St. Herzelia, 4685209, Israel.

The Company’s Common Shares are publicly listed on the Cboe Canada exchange under the symbol “INXD”.

Intercorporate Relationships

The Company’s significant shareholder is Triple-V (1999) Ltd. (“Triple-V”), wholly-owned by Mr. Shy Datika, the CEO of the Company, who, as of December 31, 2024, on a combined basis owns 17.20% of the Company’s outstanding Common Shares.

The Company operates through the following subsidiaries:

●	INX Limited (“INXL”), a company incorporated in Gibraltar, provides services and products related to a fully integrated, regulated solution for trading blockchain assets. INXL completed a SEC registered initial public offering of the INX Token. The offering of the INX Token was registered under the United States Securities Act of 1933 and, in such registration, the INX Token is deemed to be an “equity security” under relevant SEC rules and regulations.

●	INX Digital, Inc. (“INXD”), a Delaware corporation, is licensed or otherwise cleared to operate in 49 U.S. states plus Washington D.C. and Puerto Rico as a money transmitter to operate a trading platform for cryptocurrencies. INXD launched a cryptocurrency trading platform on April 29, 2021, which was developed by INXL and is operated by INXD. Select digital assets are supported for trading on the INX Digital platform such as (identified by symbol): AVAX, BTC, DOT, ETH, EUROC, FTM, LTC, PAXG, PYUSD, USDC, USDT, and XRP.

●	INX Securities, LLC (previously named Openfinance Securities, LLC) (“INXS”), is a Pennsylvania limited liability company. INXS is recognized in the U.S. as a registered Broker Dealer and is an SEC-registered Alternative Trading System (“ATS”). INXS was purchased by INXL on May 10, 2021 as part of an asset purchase agreement with Openfinance Holdings, Inc. and certain subsidiaries of Openfinance Holdings, Inc., dated January 12, 2021 (“OFN Asset Purchase Agreement”). After closing on the acquisition, the company’s name was changed from Openfinance Securities, LLC to INX Securities, LLC. INXS offers investment in primary offering and secondary market trading of security tokens previously registered with the SEC or offered under an applicable SEC exemption.

●	Midgard Technologies Ltd. (“Midgard”) is a company incorporated under the laws of the State of Israel. Midgard had served as the research and development arm of INX since November 1, 2020, and was acquired on April 1, 2021. Midgard provides software development, marketing and operations services for the Company, and starting in 2022, Midgard develops the digital asset and security token trading platforms and other Company products and holds the related intellectual property.

●	INX Transfer Agent LLC (“INX Transfer Agent”) is a Delaware limited liability company. INX Transfer Agent is a transfer agent registered with the SEC, acquired by INXL pursuant to a purchase agreement dated December 28, 2021 for nominal consideration. INX Transfer Agent provides services including recording changes of ownership, maintaining issuer security holder records, and distributing dividends.

●	INX Solutions Limited is incorporated in Gibraltar as a private company limited by shares. INX Solutions Limited was a dormant company until the end of March 2022. INX Solutions Limited had provided liquidity and risk management services through December 2023 and is currently a dormant entity.

The following Company subsidiaries are currently dormant, in order to focus on specific lines of business:

●	INX Digital Assets UK Limited (previously named ILSB UK Limited) (“INX UK”), a company incorporated under the laws of England and Wales. INXL acquired all the issued and outstanding shares of INX UK on July 13, 2021, from Mr. James Crossley, a former Board member of INXL, in consideration for an inconsequential amount of cash.

●	INX EU Ltd. (“INX EU”), a company incorporated under the laws of Cyprus.

●	INX Services, Inc., a Delaware corporation.

The Company’s current corporate structure is as follows:

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History 2025

Since completion of the financial year ended December 31, 2024, the Company has announced operational milestones including trading platform upgrades and the listing of additional assets for trading on the INXD Trading Platform.

2024

On February 2, 2024, INXD received a money transmitter license from the state of Nevada and commenced operating in that state.

On February 15, 2024, the Company announced that it agreed to extend the negotiating period for the previously announced acquisition by Republic for three months, to May 15, 2024. The Company also announced that it and Republic were renewing their previously announced collaboration agreement for an additional year.

On May 6, 2024, the Company announced that Naama Falach would assume the role of Chief Financial Officer effective May 31, 2024, and former Chief Financial Officer Renata Szkoda would be leaving the Company on the same date.

On May 13, 2024, INXD received a money transmitter license from the state of Tennessee and commenced operating in that state.

On May 15, 2024, the Company announced that it would not extend the “drop-dead-date” for execution of a definitive agreement with Republic, and that the term sheet for the potential acquisition would lapse.

On June 10, 2024, the Company announced that Michael Moro joined the Company as Chief Strategy Officer.

On August 7, 2024, the Company announced that it had entered into a referral agreement with Muriel Siebert & Co., LLC.

On August 27, 2024, the Company’s Board of Directors approved the sale of ILSB, the Company’s brokerage segment incorporated in Israel. On August 29, 2024 (“ILSB Sale Date”), the Company entered into a share sale agreement with the following key terms:

●	Consideration of $4.45 million plus ILSB’s equity value at the month-end preceding closing,

●	A cash amount equal to 15% of the purchase price will be held back for a period of 12 months following the closing date to secure the indemnification and other payment obligations of the Company, and

●	Closing deadline was set to occur within 3 months from the ILSB Sale Date (November 29, 2024).

On September 23, 2024, INXD received a money transmitter license from the state of Texas and commenced operating in that state.

Also on September 23, 2024, the Company announced a partnership with Backed, whereby tokenized assets created by Backed would be listed for trading on the INXS Trading Platform.

The Company closed on the sale of ILSB on November 29, 2024.

During 2024, the Company listed 11 new assets for trading or investing on the INX Trading Solutions platforms.

2023

On January 10, 2023, the Company announced that it completed the SOC 2 certification process.

In March, 2023, the Company added the capability of listing tokens minted on the Polygon blockchain. It also announced the capability to pay dividends on behalf of issuers directly through the INX platform using blockchain technology, which first occurred for the Trucpal token issuer on the INX platform.

In April, 2023, the Company announced the ability to use a VISA or Mastercard debit or credit card for customers to fund their cryptocurrency trading account.

On May 11, 2023 the Company announced that it launched a pilot enterprise-level wallet management solution for security tokens through a collaboration with BitGo.

On June 6, 2023, the Company announced that, working with its legal, custody, and bank partners, it had established legal segregation of customer funds, in an effort to make them bankruptcy remote.

On June 19, 2023, the Company announced that Republic, a global alternative investment platform, entered into a subscription agreement (the “Subscription Agreement”) with the Company to acquire 9.5% of the issued and outstanding shares of the Company in a combination of cash and shares at an approximately pre-money valuation of US$50 million. As part of the agreement, the Company and Republic entered into a non-binding term sheet, which contemplates a transaction where Republic acquires 100% of the common equity of the Company at a valuation up to US$120 million. Additionally, the two parties entered into a collaboration agreement (“Collaboration Agreement”) pursuant to which the parties will seek to expand the breadth and depth of tokenization infrastructure and access to digital assets for investors worldwide.

On August 18, 2023, the Company announced the closing of the investment by Republic for 9.5% of the Company’s shares.

On September 11, 2023, the Company announced the formation of Nabatech, a joint venture created in partnership with SICPA, a global figure in authentication and secure traceability solutions for currency. Nabatech’s aim is to aid governments and central banks worldwide in constructing pioneering sovereign digital asset ecosystems through central bank digital currencies and other means.

On November 8, 2023, the Company announced an extension of the deadline for Republic’s potential option exercise to acquire the remaining common shares of the Company. The deadline was extended until February 15, 2024. Additionally, the Company announced that the Collaboration Agreement would be extended until February 15, 2024.

On December 29, 2023, the Company announced that on December 20, 2023, a cyberattack had occurred on the systems of a third-party vendor providing services to one of the Company’s subsidiaries. A malicious actor accessed the systems of the third party and executed unauthorized trades which resulted in a loss of funds at the Company’s subsidiary of approximately US$1.6 million. The Company’s customers were not affected by this incident, nor were the systems or servers of the Company. No personal information or other data of the Company’s customers was compromised. Upon the discovery of the breach, the Company took immediate actions to eliminate the security vulnerability, subsequently put in place additional security measures designed to prevent such cyberattack incidents in the future and continues to work with relevant law enforcement seeking to recover lost funds. The Company utilized funds set aside in the Cash Fund to cover the loss, and as a result, as of December 31, 2023, the balance of the Cash Fund was reduced from US$36.02 million to US$34.41 million. In April 2024, a human error in the Company’s trading platform execution led to a loss of $80,000. The Company promptly updated work procedures to prevent similar errors. The Company utilized funds set aside in the Cash Fund to cover the loss, and as a result, as of December 31, 2024, the balance of the Cash Fund was reduced from US$34.41 million to US$34.33 million.

2022

On January 10, 2022, the Company completed the RTO with INXL, whereby INXL became a wholly owned subsidiary of the Company. As a result of the RTO, current shareholders of INXL became majority shareholders of the Company. The Company continued the business of INXL.

On January 24, 2022, the Company’s Shares started to trade on the Cboe Canada exchange (formerly known as NEO Exchange, Inc.).

On March 23, 2022, the Company launched a normal course issuer bid. Pursuant to the terms of the bid, the Company has the ability to purchase up to a maximum of 10,206,807 Common Shares, representing approximately 5% of the issued and outstanding Common Shares at the time of the launch, subject to a maximum purchase price of US$ 5 million across the bid and the INX Token repurchase program. Common Shares purchased under the bid will be cancelled.

On July 28, 2022, the Company received approval from The OTCQB Venture Market operated by OTC Markets Group Inc. to commence trading of its Common Shares under the symbol INXDF, with the Company’s Common Shares becoming eligible to be cleared and settled by the Depository Trust Company.

On September 22, 2022, the Company announced the launch of a single point of entry with one onboarding process and a unified graphical user interface for both (a) the INXD Platform for digital assets, which offers trading on digital assets that do not constitute securities (e.g. Bitcoin and Ethereum), and (b) the INXS Platform for digital securities, which offers trading and investing in digital assets that do constitute securities under applicable securities laws (such as the INX Token and tokens of other issuers who chose to issue a digital security).

DESCRIPTION OF THE BUSINESS

The Company, through its subsidiary Midgard, operates a digital asset trading platform under the name INX.One. INX.One contains: (a) a trading platform for “cryptocurrencies”, i.e., digital assets that do not constitute securities (e.g. Bitcoin and Ethereum), which was developed by INXL and operated through its subsidiary, INX Digital, Inc., which was launched and made available to the public on April 29, 2021 (the “INXD Trading Platform”); and (b) a trading platform for “digital securities,” i.e., digital assets that constitute securities under applicable securities laws (e.g. the INX Token and tokens of other issuers who chose to issue digital securities), operated through the Company’s subsidiary INX Securities, LLC (the “INXS Trading Platform”).

INXD is licensed or otherwise qualified to operate as a money transmitter in 49 U.S. states plus Washington D.C. and Puerto Rico. We intend to obtain money transmitter licenses or otherwise become qualified to operate in more U.S. states by the end of 2025.

INX offers professional traders and institutional investors trading platforms with established practices common in other regulated financial services markets, such as customary trading and settlement procedures, regulatory compliance, capital and liquidity reserves and operational transparency. INX believes that the acquisition of OFN Securities, which has an ongoing business in their areas of operations, should expedite its goals.

The architecture for the INXD matching engine is such that all orders are matched based on a FIFO logic. Orders in different markets/pairs are being processed in parallel to provide the fastest possible execution. To facilitate liquidity and support a vibrant trading market on INXL’s trading platforms, INX offers incentives to attract high volume traders and established strategic partnerships with market makers. The INXD Trading Platform enables trading via web portal and application programming interface (“API”) solutions.

Blockchain assets traded on the INXD Trading Platform are transferred to a digital wallet held by one of INX’s custodians, which transfer is recorded on the blockchain ledger that underlies such blockchain asset. Once a blockchain asset is deposited with INX’s custodian, none of the trading transactions performed on its trading platforms are recorded on a blockchain ledger. Trades on the INXD Trading Platform are recorded only on INX’s internal centralized servers, and they are then reflected in each customer’s respective account. A transfer of a blockchain asset is recorded on its underlying blockchain ledger when the owner of the blockchain asset wishes to withdraw the blockchain asset from their account. In this event, the blockchain asset is transferred from INX’s respective custodian’s digital wallet to the customer’s private digital wallet.

INX has a cyber security function that ensures that such transfers will be done after full verification of the person that requested the withdrawal. The procedure includes user credential verification plus a one-time password that is replaced every 30 seconds. The customer gets a dedicated unique cryptographic application that generates unique passwords every 30 seconds while INX has a second unique key that enables the verification of the one-time password. The INX system, after verifying the client’s one-time password, sends a verification email with a short expiration to get additional client verification for the withdrawal request. A withdrawal request will be approved only after a completion of all the above steps. In addition to robust policies and procedures that govern the onboarding of customers to the INXD Trading Platform, including both AML and KYC screening and controls, fiat withdrawal requests are screened by Operations staff to match the account credentials and identifying information to the receiving bank account information provided for the withdrawals (i.e. first-party wires only). Discrepancies in information are investigated by Operations staff and escalated to Compliance staff for further review, if necessary, in-line with the suspicious activity escalation procedures in the policies referenced above. Similarly, in regard to crypto withdrawal requests, our vendor analyzes the blockchain and risk scores the recipient wallets prior to the transfer (barring a de minimis or market maker transfer), allowing our Operations staff to timely screen each withdrawal and approve, deny, or escalate to our Compliance staff for further review, if necessary.

INX provides additional comfort to its customers and regulators with respect to the financial stability of INX by allocating the Cash Fund, to be available to cover customer and INX losses, if any, that result from cybersecurity breaches or theft, errors in the execution of the trading platform or its technology, and counterparty defaults, including instances where counterparties lack sufficient collateral to cover losses.

INXL also created the INX Token, an ERC-1404 blockchain asset that is programmed using a smart contract that is compatible with the Ethereum blockchain, which was offered to the public from August 20, 2020 and closed on April 22, 2021.

Industry Overview, Trends, Commitments, Events or Uncertainties Background & Current Market

Blockchain Technology and Blockchain Assets

Blockchain technology is a digital record or ledger of transaction data that is permanently recorded in files called “blocks.” Each blockchain is founded upon software source code that establishes and governs its cryptographic system for verifying transactions.

In traditional blockchain networks, copies of the blockchain ledger are stored in a decentralized manner on computers across a peer-to-peer network. Users of the blockchain network maintain a copy of the ledger with all copies of the ledger synchronized through a consensus algorithm. Protocols included in the source code govern the rules, operations, and communications of the underlying blockchain network, including the validation of new blocks that contain an updated ledger reflecting new transactions.

This lack of a single point of data collection is believed to enhance the security of traditional blockchain networks and blockchain assets. Nonetheless, blockchain assets and blockchain trading platforms remain susceptible to security breaches and cybercrime. The crypto industry has suffered a series of thefts, prompting questions about the security of customer funds, with hacking hauls totalling more than $2 billion in 2024 - the fourth straight year where proceeds have topped more than $1 billion. Nearly $19 billion in crypto has been stolen over thirteen years1. Variations on traditional blockchain networks include “permissioned” blockchains, in which a limited number of pre-selected users monitor and validate transactions (or add “blocks” to the chain). In a fully centralized blockchain, one organization monitors and validates transactions. Such blockchain ledgers may be viewable by the public or viewing ledger information may be restricted.

[1]	https://www.reuters.com/technology/cybersecurity/cryptos-biggest-hacks-heists-after-15-billion-theft- bybit-2025-02-24/ and https://crystalintelligence.com/investigations/thirteen-years-of-crypto-crimes-unveiled/

Blockchain assets are assets that utilize blockchain ledgers to record their creation, ownership, and transfer of ownership. Blockchain assets have generally been created and used in two broad contexts: within blockchain protocol layers and within application layers. Blockchain assets used at the protocol layer are generally intended to create financial incentives that drive the underlying blockchain network to verify and authorize the creation of a new block to update the ledger of ownership. Network participants may receive a fee, generally paid in the protocol’s native blockchain asset, for validating the authenticity of a new block. A blockchain asset used at the application layer is not designed to incentivize validation of new blocks on the blockchain. However, the ledger of ownership of an application blockchain asset, including the record of transfers of such blockchain assets, is recorded on blocks added to the underlying blockchain. For example, Bitcoin and Ether are protocol blockchain assets used on the Bitcoin and Ethereum blockchains, respectively. The INX Token is an application blockchain asset that is recorded on the Ethereum blockchain.

Ownership of a blockchain asset is established by recording on the blockchain ledger the owner’s unique identifier address, or “public address,” and the amount of the asset held by such address. When a blockchain asset is transferred, the ledger records the sender’s public address, the recipient’s public address and the amount of digital assets transferred. Authorization of the transfer requires the sender’s digital signature and a transfer fee.

Digital signatures are generated by use of the private key associated with the relevant public address. The public address is publicly known so that it may be used to direct transfers of the blockchain asset. Private keys are used to sign transactions that initiate the transfer of blockchain assets from a sender’s public address to a recipient’s public address. Only the private key associated with a particular public address can digitally sign a transaction proposing a transfer of the blockchain asset from one public address to another. Similar to a digital password, if an unauthorized third person learns of a user’s private key, that third person could forge the user’s digital signature and transfer blockchain assets from the user’s public address to another public address, thereby transferring ownership of the user’s blockchain assets.

Blockchain Asset Classes

Blockchain assets exist as a digital representation of value or rights, including rights to an underlying asset. Some blockchain assets may be viewed as having intrinsic value. In addition, the blockchain asset may be tethered to the value of another asset or may be a representation of contractual rights. Almost any asset can be “tokenized,” meaning that title to the asset, including any rights associated with such title, can be recorded on a blockchain ledger. To this point, blockchain assets may be used to pay for goods and services, may entitle the owner to certain rights, or may represent assets that have traditionally existed off the blockchain.

INX has identified and targeted its business operations around two emerging blockchain asset classes: cryptocurrencies and security tokens.

A “cryptocurrency,” also known as a digital currency or virtual currency, is a digital representation of value that functions as a medium of exchange, a unit of account, or a store of value. Cryptocurrencies are generally used as a substitute for fiat currencies as a means of paying for goods or services or transferring value. While there remains considerable regulatory uncertainty as to which specific blockchain assets qualify as “cryptocurrencies” and which are “digital securities” (and therefore subject to securities laws), a “cryptocurrency,” as the term is used in this AIF, is not a “security” as that term is defined under the Canadian or U.S. federal Securities Laws. Bitcoin and Ether are examples of well-known cryptocurrencies.

A “digital security” is a blockchain asset that falls within the definition of a security under federal securities laws. On April 3, 2019, the Strategic Hub for Innovation and Financial Technology (FinHub) of the SEC published informal guidance, titled “Framework for ‘Investment Contract’ Analysis of Digital Assets” (the “Framework”), which provides analytical tools for determining whether a blockchain asset is a security under federal securities laws. In the Framework, the SEC uses the term “digital asset” to refer to an asset that is issued and transferred using distributed ledger or blockchain technology. In this AIF, we use the term “blockchain asset” to distinguish between assets that are recorded and stored using blockchain technology and assets that may be stored in digital form, but which do not utilize blockchain technology. In addition, the SEC has not used the term “digital security.” The Framework provides a list of factors to consider when determining whether a digital asset offered for sale is a security. The factors included in the Framework are based on an analysis of whether the blockchain asset is an “investment contract” as that term was first used by the Supreme Court in SEC v. Howey, 328 U.S. 293 (1946), and which has been further clarified through subsequent case law. The SEC staff has acknowledged that determining whether a blockchain asset is a security can require a careful analysis of the nature of the blockchain asset and how it is offered and sold. Further, the SEC staff acknowledged that a blockchain asset that is initially sold as a security may, at a later point, no longer meet the characteristics of a security. The Framework represents the views of the SEC staff, and it is not a rule, regulation, or statement of the SEC and it is not binding on the SEC.

To determine the character of a blockchain asset and whether it should be traded on the INXD Trading Platform or the INXS Trading Platform, INX may seek the guidance of nationally recognized outside legal counsel. In certain instances, INX may seek a declaratory judgment or no action relief from the relevant regulatory agency prior to deciding whether to permit the trading of an asset on one of its platforms.

Markets for Blockchain Assets

The market for blockchain assets has grown dramatically including through dramatic volatility since blockchain assets were first introduced in 2009 with the launch of Bitcoin. According to CoinMarketCap.com,2 on December 31, 2016, global market capitalization for all blockchain assets was approximately US$17 billion. By December 31, 2017, global market capitalization grew to approximate US$612 billion, then fell sharply through 2018. As of December 31, 2018, blockchain assets had a total market capitalization of approximately US$125 billion. As of December 31, 2019, blockchain assets had a total market capitalization of approximately US$190 billion. As of December 30, 2020, blockchain assets had a total market capitalization of approximately US$760 billion. The cryptocurrency market has witnessed extraordinary growth, achieving a total market capitalization of $3.25 trillion as of December 31, 2024. Since 2016, the sector has sustained an average annual growth rate of 100%, underscoring its rapid expansion.

Some blockchain industry participants have reported that a significant percentage of blockchain asset trading activity is artificial or non-economic in nature and may represent attempts to manipulate the price of certain blockchain assets. A January 2025 report by Chainalysis highlighted that in 2024, suspected wash trading on select blockchains may have accounted for up to $2.57 billion in trading volume.3 As a result, trading platforms or blockchain assets may seek to inflate demand for specific blockchain assets, or blockchain assets generally, which could increase the volatility of that asset or blockchain asset trading prices generally.

Despite the volatility of blockchain market prices, adoption of blockchain technology has continued. For example, in February 2019, JPMorgan launched its own cryptocurrency, JPM Coin, which it initially plans to use for settlement of international payments for large corporate clients, securities transactions and for larger corporations that use JP Morgan’s treasury services. In June 2019, Facebook announced that it would launch a cryptocurrency, the Diem (f/k/a Libra) coin and develop payment and other financial services and products around its Diem network. PayPal, Inc. launched cryptocurrency trading for its U.S. user base in October 2020 and expanded that offering to its Venmo customers in 2021; Venmo has approximately 83 million U.S. users and PayPal has over 420 million users worldwide.4 In February 2025, DekaBank, a prominent German investment bank, launched cryptocurrency trading and custody services for institutional clients. The bank obtained regulatory approval from Germany’s Federal Financial Supervisory Authority (BaFin) to operate under the German Bank Act.

The Bank of New York Mellon Corporation BK has obtained a “no-objection” from the US Securities and Exchange Commission (SEC) regarding its request to safeguard digital assets such as bitcoin and ether without the need to classify them as balance-sheet liabilities.

[2]	https://coinmarketcap.com/charts.
[3]	https://www.chainalysis.com/blog/crypto-market-manipulation-wash-trading-pump-and-dump-2025/
[4]	https://investor.pypl.com/financials/quarterly-results/default.aspx ; https://venmo.com/resources/why-venmo/

On the digital securities side, INX believes that this nascent market is beginning to blossom. As of September 2021, the total digital securities market capitalization crossed the US$1 billion threshold, and industry experts have forecast up to $4 trillion in tokenized digital securities market value by 2030. The total security token market capitalization is reported to be approximately $34.15 billion, as per the April 2024 STM Market Report.5

Blockchain Asset Exchanges

INX believes that there is a growing institutional interest in operating regulated blockchain asset exchanges and trading platforms and utilizing blockchain assets in bank financing practices.

According to CoinGecko.com6, as of March 11, 2025, the global crypto market cap was $2.74 trillion. According to CoinMarketCap.com, the top platforms include Binance, Bybit, Coinbase Exchange, and OKX. The site tracks 253 spot exchanges with a total 24-hour trading volume of

$1.75T.

On November 16, 2018, the SEC’s Division of Corporation Finance, Division of Investment Management, and Division of Trading and Markets issued the Statement on Digital Asset Securities Issuance and Trading addressing the SEC’s enforcement actions involving and relating to digital asset securities. The Statement confirmed the applicability of the U.S. federal securities law framework to new and emerging technologies, such as blockchain, and provided a summary of the circumstances under which the SEC has taken enforcement action against participants in the marketplace for digital asset securities, including actions against initial offerings and sales of securities and actors and institutions that develop and facilitate the secondary market for securities.

Finally, the CFTC has stated that virtual currencies, like Bitcoin, may be commodities that are within the purview of the CFTC. However, beyond its anti-fraud and anti- manipulation authorities, the CFTC generally does not oversee “spot” or cash market exchanges and transactions involving cryptocurrencies that do not utilize margin, leverage, or financing.

According to Coingecko.com, as of March 4, 2025, around 113 cryptocurrency derivatives exchanges were operating globally, with 24-hour trade volumes of $1.12 trillion. Top derivatives exchanges by trading volume (24h) included Binance, Deepcoin, BitMax, and OKX.

Because of the uncertainty built into a “facts and circumstances” analysis, as well as general regulatory uncertainty worldwide, companies have begun to structure their blockchain assets as securities and conduct sales of their blockchain assets as securities offerings. As blockchain assets take on the attributes of securities and market makers expand the breadth of blockchain asset trading products into spot, futures and derivative trading instruments, the need and demand for a regulated blockchain asset trading solution continues to grow.

[5]	https://stobox-platform.medium.com/security-token-market-capitalization-reached-1-billion-74e8c3bf154f , https://www.citigroup.com/global/insights/citigps/money-tokens-and-games, and https://medium.com/security-token-group/stm-market-report-april-2024-82b253d80626
[6]	https://coinmarketcap.com/rankings/exchanges/ and https://www.coingecko.com/

Opportunities in the Current Market

As blockchain assets are sorted into cryptocurrencies and digital securities, the need and demand for regulated trading solutions for each asset class continues to grow.

However, current platforms or exchange markets that permit the trading of blockchain assets have the following shortcomings:

●	Lack of Trading History. Most blockchain asset trading platforms do not or cannot present the entire history of trades to exchange participants in a manner that would be requested by a regulator. This lack of trading history does not allow regulatory agencies to effectively monitor transactions.

●	Lack of Regulatory Compliance. Many blockchain asset trading platforms are not prepared to comply (or are not willing to comply) with regulatory requirements imposed by U.S. federal and state securities law. Blockchain asset trading platforms assume less responsibility for what takes place on their platforms as compared to regulated exchanges. For example, blockchain asset trading platforms are generally unable to verify the legitimate origin of funds in a trade and therefore cannot confirm that the trades are not in violation of anti-money laundering laws. In addition, current blockchain asset trading platforms do not provide traditional trading protections, such as liquidity reserves, making professional traders unable or reluctant to conduct trading on these exchanges. The lack of compliant exchanges for the trading of blockchain assets leads to low customer and public confidence in both the exchanges and the blockchain assets traded.

●	Lack of Technological Capability. Blockchain asset trading platforms generally do not have the technological capability to handle the large trading volumes or capture trades for multiple simultaneous trading requests without disruption or significant errors. The technology of many blockchain asset trading platforms was not developed to handle the dramatic growth in demand to engage in blockchain trades and the market has witnessed exchange outages, sometimes for many hours, pricing errors, lack of user access to their funds, and other service-related complaints.

●	Lack of Fee Transparency. There is currently no clear market standard for fees for trading blockchain assets. This is particularly true in the retail market, where many trading platforms do not separately state the transaction fee but instead include any fees as part of the price of the blockchain asset. In this way, many unregulated exchanges do not disclose their fees, creating uncertainty regarding the cost of trading.

●	Poor Price Discovery. Blockchain asset trading platforms experience inefficiencies in the form of significant arbitrage due to recurrent operational issues including temporary service outages and other temporary restrictions on access to the trading platform, the ability to withdraw or deposit fiat currencies and cryptocurrencies, or otherwise perform a trade on the platform. This creates significant exposure to arbitrage trading between exchanges. Further, the operator of a blockchain asset trading platform may trade on its own behalf on the trading platform. Doing so provides liquidity to platform participants. However, it also presents potential conflicts of interest, such as front-running customer order flow and engaging in price manipulation. By acting as a trading participant on one’s own platform, trading platforms may artificially inflate or deflate prices, which impairs market pricing discovery.

These weaknesses in current blockchain asset trading platforms reveal a significant opportunity in the blockchain asset industry for market development through operations and services that provide functionality, transparency and trading platforms backed by cash reserves similar to those of regulated trading marketplaces.

INX’s Proposal: INX Trading Solutions, also known as INX.One, a Single Regulated Ecosystem for Trading Blockchain Assets

INX believes that it has a comprehensive solution to the issues that it has identified. INX developed a new marketplace for blockchain assets that is subject to governmental oversight. INX has designed its platforms to provide the following solutions to the problems identified above, which INX believes makes INX Trading Solutions an attractive choice for the trading of blockchain assets:

Since our inception, we have sought to become a regulated digital hub, aiming to offer all digital services, whether with cryptocurrencies, digital securities or derivatives, under a regulated umbrella.

The first stage involved cementing our place in the United States as we began by obtaining money transmitter licenses, a broker/dealer and an ATS (registered under the SEC and FINRA) for digital assets. We are licensed or otherwise qualified to operate as a money transmitter in forty-nine (49) US states plus Washington D.C. and Puerto Rico. We intend to obtain money transmitter licenses or otherwise become qualified to operate in more US states by the end of the 2025 calendar year.

On September 14, 2022, we launched INX.One. A single point of entry with one onboarding process and a unified graphic user interface for both:

●	The digital asset platform operated through our subsidiary INX Digital Inc., which offers trading on digital assets that do not constitute securities (e.g. Bitcoin and Ethereum), and

●	The digital security platform operated through our subsidiary INX Securities, LLC, which offers trading and investing in digital assets that do constitute securities under applicable securities laws (such as the INX Token and tokens of other issuers who chose to issue a digital security).

We offer professional traders and retail and institutional investors trading platforms with established practices common in other regulated financial services markets, such as customary trading and settlement procedures, regulatory compliance, capital and liquidity reserves and operational transparency.

We also created the INX Token, an ERC-1404 blockchain asset that is programmed using a smart contract that is compatible with the Ethereum blockchain (the “INX Token”), which was offered to the public from August 20,2020 and closed on April 22, 2021. For more information see below “The INX Token” and Item 4, Part A – “Information on the Company - History and Development of the Company – The Token Offering.”

We designed our platforms to provide the following solutions to the problems identified above, which we believe makes the INXD Trading Platform, the INXS Trading Platform and our related business activities (collectively, the “INX Trading Solutions”) an attractive choice for the trading of blockchain assets:

●	Robust Pre-Trade and Post-Trade Services. INX has developed trading features to permit clients to continually monitor and manage blotter, position, and other technical analysis. INX also offers investment tools during the pre-trading period and provides trade confirmations, reporting and access to pricing data during the post-trading period. INX intends to continue with the development of additional features and improvements to its pre-trade and post-trade services.

●	Historical Trading Record. Beginning with the first recorded transaction on the INX Trading Solutions trading platforms, INX applies KYC/AML procedures for all account holders and provides transparency so that clients have the ability to review all activities taken by them. INX believes that this accessibility will supplement the transparency of blockchain assets.

●	Regulation. We believe that regulatory oversight will instill greater confidence in our trading platforms compared to unregulated blockchain asset trading platforms. As the ownership of blockchain assets becomes more commonplace and professional traders continue to analyze and enter the blockchain asset marketplace, we believe that clients will expect regulatory safeguards for blockchain asset trading, comparable to the current fiat and securities exchanges. All customers of INX Trading Solutions, whether trading cryptocurrencies or security tokens, are required to complete KYC/AML checks in compliance with applicable laws and regulations. Blockchain assets traded on the INXD Trading Platform are transferred to a digital wallet held by one of our custodians.

Blockchain assets traded on the INXD Trading Platform are transferred to a digital wallet held by one of our custodians, which transfer is recorded on the blockchain ledger that underlies such blockchain asset. Once a blockchain asset is deposited with our custodian, none of the trading transactions performed on the INXD Trading Platform are recorded on a blockchain ledger. Trades on our trading platforms are recorded only on our internal centralized servers, and they are then reflected in each customer’s respective account. A transfer of a blockchain asset is recorded on its underlying blockchain ledger when the owner of the blockchain asset wishes to withdraw the blockchain asset from their account. In this event, the blockchain asset is transferred from our respective custodian’s digital wallet to the customer’s private digital wallet. Digital securities traded on the INX Securities ATS are reflected via bids and offers in the order book visible to approved users on INXS. Each user self-custodies the digital security in their own digital wallet. Trades are executed based on user instructions using API connections to third party custodians and blockchain distributed ledger technology.

We have a cyber security function that ensures that transfers in and out of our respective custodian’s digital wallet will be done after full verification of the person that requested the withdrawal. The procedure includes user credential verification plus a one-time password that is replaced every 30 seconds. The customer gets a dedicated unique cryptographic application that generates unique passwords every 30 seconds while we have a second unique key that enables the verification of the one-time password. Our system, after verifying the client’s one-time password, sends a verification email with a short expiration to get additional client verification for the withdrawal request. A withdrawal request will be approved only after a completion of all the above steps. In addition to robust policies and procedures that govern the onboarding of customers to INXD Trading Platform, including both AML and KYC screening and controls, fiat withdrawal requests are screened by operations staff to match the account credentials and identifying information to the receiving bank account information provided for the withdrawals (i.e. first-party wires only). Discrepancies in information are investigated by operations staff and escalated to compliance staff for further review, if necessary, in-line with the suspicious activity escalation procedures in the policies referenced above. Similarly, in regard to crypto withdrawal requests, our vendor analyzes the blockchain and risk scores the recipient wallets (barring a de minimis or market maker transfer), allowing our operations staff to timely screen withdrawal and approve, deny, or escalate to our compliance staff for further review, if necessary.

●	Cash Fund. We provide additional comfort to our customers with respect to the financial stability of the Company by allocating the Cash Fund of $34.33 million, out of the funds raised in the Token Offering, which fund is available to cover customer and Company losses, if any, that result from cybersecurity breaches or theft, errors in execution of the trading platform or its technology, and counterparty defaults, including instances where counterparties lack sufficient collateral to cover losses.

●	Robust Technology. We are developing technology to support rapid trading activity. Our platforms are custom-built to support the growing blockchain asset market, and to scale along with the continued growth of the market.

The architecture for the INX Trading Solutions matching engine is such that all orders are matched based on a “first in, first out” (“FIFO”) asset-management and valuation method in which assets produced or acquired first are sold, used, or disposed of first. Orders in different markets/pairs are processed in parallel to provide the fastest possible execution. To facilitate liquidity and support a vibrant trading market on our trading platforms, we offer incentives to attract high volume traders and establish strategic partnerships with market makers. INX Trading Solutions enables trading via web portal and application programming interface solutions (“API”). The INX Securities ATS allows users to place bids and offers in digital securities such as the INX Token. All orders are placed in the order book which are visible to all approved users of the ATS. The ATS only accepts limit orders placed by each user. The system will automatically execute the best bids or offers in the order book. The ATS enables this peer-to-peer trading for approved users that have passed the KYC/AML requirements of INXS.

●	Transaction Fee Transparency. We have established transaction fees as a percentage of the trade price of each trade executed on our trading platform INX.One. Transaction fees must be paid, (a) for transactions in digital assets in the currency or cryptocurrency that is received by the customer for the purchase or sale associated with the transaction fee, and (b) for transactions in security tokens in US Dollars. The transaction fees are published and updated from to time on our website available at https://www.inx.co/fee-schedules/.

For example, if a customer buys BTC with USD, the transaction fee would be charged from that customer in BTC. The same process is followed with regards to transactions where one digital asset is purchased for another. For example, if BTC is purchased with ETH, the transaction fee would be charged from the buyer in BTC.

With regards to trading of security tokens, the transaction fee is charged and deducted from both customers’ bank accounts (the buyer and the seller) in USD at the time of the order execution. The transaction fee is similarly set as a percentage of the transaction value based on the fee schedule referred to above. In addition, there is an ethereum settlement fee paid by both the buyer and seller per order, which covers the blockchain costs associated with the order’s execution.

In addition, INX’s use of the Ethereum blockchain to create the INX Token include the following benefits, which INX believes makes the Token attractive:

●	Decentralization. Record-keeping of transfers is performed in real time using a distributed ledger, with no need for third party or intermediary validation.

●	Traceability. Full historical data of all transfers of INX Tokens is recorded on the Ethereum blockchain.

●	Immutability. Data is written into the blockchain to allow it to be shared publicly while ensuring its immutability. There are no known methods for changing a blockchain once it has been written.

●	High Availability. Because the Ethereum blockchain is based on thousands of nodes in a peer-to-peer network, and data is replicated and updated on every node, the distributed ledger becomes highly available.

●	Privacy. Personal information of INX Token Holders is stored in an encrypted form and only available to INX and will be provided to regulatory and governmental authorities as required by law.

Technology and Product Development

INX designed its trading platforms to provide clients with a multi-currency non-biased execution trading solution and to eventually function as broker, execution, and clearing agent. INX provides trading of different types of digital blockchain assets, including cryptocurrencies and security tokens.

INX’s goal in the development of INX Trading Solutions is to offer professionals in the financial services community comprehensive, interactive platforms that allow for seamless integrated trading, real-time risk management and reporting and administration tools. The INX Trading Solutions will help INX’s customers automate and coordinate front-office trading functions, middle-office risk management and reporting functions, and back-office accounting functions.

The INX Trading Solutions website serves as a single entry point for our customers. Once logged in, customers are able to access the INX Digital tab for the trading of cryptocurrencies, and the INX Securities tab for the trading of digital securities, in each case subject to the satisfaction of applicable regulatory requirements. The INX Digital and the INX Securities tabs are separate and distinct trading platforms under one similar user interface with a single point of entry and onboarding process. As we further develop and update our trading platforms, we intend to add functionalities across the entire transaction lifecycle, as well as other information and features. Our platforms do not support cross-asset (i.e., digital securities for cryptocurrency) trading, nor will we permit the settlement of securities transactions in cryptocurrency, at least until such time as the regulatory uncertainty regarding such transactions is resolved.

INX developed and operates each of its trading platforms through certain of its subsidiaries, and their functions are separated by entity as follows:

●	INXD is responsible for recording cryptocurrency trades in accordance with state money transmitter regulations; and

●	INXS is responsible for recording digital security trades in accordance with applicable SEC and FINRA regulations.

INX utilizes key criteria in the selection of the leadership team and team members. This includes relevant experience in platform development (designing, building, and operating trading platforms), trading, financial markets, digital assets, regulations, legal or compliance skills, foreign exchange, and money transmission. Multiple team members are involved in hiring potential candidates and screening for relevant experience. Multiple interviews and reference checks are conducted for each role, and where appropriate, background checks and/or police report screening is mandatory. Licensed individuals are registered with relevant regulatory authorities. Potential team members are also evaluated based on their experience operating within regulated businesses, especially of a financial nature.

The trading platforms to be operated by each entity will support “straight through processing” of orders received from customers. As such, orders and resulting trades are recorded on internal databases and are reflected in customer accounts without any intervention. Both INXD and INXS employ staff to monitor trading activity and support customers. Each entity also employs supervising managers to oversee the trading and settlement process.

INX’s proprietary order management software, which will be utilized by both INXD and INXS, has a rules engine that ensures sufficient funds or fully paid assets are available to cover orders, prior to their submission.

INXD Trading Platform

INXL developed the INXD Trading Platform and tested its trading capabilities from a functional and load perspective. INX has completed the minimum viable product of the platform that includes the architecture design, trading functionalities and the user interface and experience. To be able to handle large amounts of traffic and transactions, INX is working on improving the scaling capabilities of the system and latency, from an architecture and application level. INX is putting in place fail safe and recovery processes in case of system failure that are designed to inherently respond in a way that will cause no or minimal harm to core trading data.

Customers of the INXD Trading Platform are entitled to discounts on trading fees charged by INX, providing that they hold INX Tokens. Discounts are granted according to different tiers, allowing for larger discounts given to customers who hold a larger number of INX Tokens.

We have prepared the required applications and supporting materials to register INX Digital as a money transmitter in multiple U.S. states and territories. We have registered INX Digital with FinCEN as a federal money service business. In addition, as of March 2, 2025, we have been issued a license by the following U.S. states, territories, and districts: Alabama, Alaska, Arizona, Arkansas, Connecticut, Delaware, District of Columbia, Florida, Georgia, Idaho, Illinois, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Minnesota, Mississippi, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Vermont, Virginia, Washington, and West Virginia, and have submitted notifications or are otherwise qualified to operate (based on being exempted from any licensing requirement or notice requirement) in the following States: California, Colorado, Hawaii, Indiana, Massachusetts, Michigan, Missouri, Montana, Pennsylvania, Utah, Wisconsin, and Wyoming. INX Digital is now eligible to operate as proposed in those jurisdictions. We have submitted complete applications in additional U.S. states and territories and anticipate that INX Digital will be able to obtain money transmitter licenses or otherwise qualify to operate in additional jurisdictions during 2025.

The INXD Trading Platform incorporates a secure trading and matching engine, which has high frequency transaction capabilities and supports a range of standard order types. INX developed an API interface for broker-dealers, traders, and market makers.

The architecture for the INXD Trading Platform allows all orders to be matched based on a FIFO logic. Orders in different markets/pairs are processed in parallel to provide the fastest possible execution.

INX has designed trading features to permit clients to continually monitor and manage blotter, position, and other technical analysis. INX also offers investment tools during the pre-trading period and provide trade confirmations, reporting and access to pricing data during the post-trading period.

Custody of Client Assets on the INXD Trading Platform

INXD receives custodian services for cryptocurrencies held on behalf of the clients of the INXD Trading Platform from BitGo Inc. and BitGo Trust Company, Inc. (together, “BitGo”). BitGo is a trust company under §51-A of the South Dakota Banking Law licensed to act as custodian of its client’s digital assets on its clients’ behalf. BitGo describes itself as a “qualified custodian” as defined in Rule 206(4)-2 promulgated under the Investment Advisers Act of 1940. INXD believes that BitGo is a leading provider of custody and wallet services for cryptocurrency trading, with a high degree of electronic and physical security, as well as transaction processing and reporting. BitGo is independent of the Company. As of December 31, 2024, all INXD client assets were held utilizing BitGo custody wallet solutions.

BitGo offers two types of services: a hot wallet solution and a cold storage solution. INXD plans to use both services. A hot wallet is a multi-signature storage solution, which requires two of three private keys to transfer digital assets. In INX’s arrangement, INX holds two of the keys and BitGo holds the other key. Two keys are created whenever INX establishes a BitGo hot wallet, a primary key (used to authorize transactions) and a backup key (used to recover the wallet, if the wallet password is lost or if BitGo ceases operations). The third key is used by BitGo to co-sign transactions; this key is created by BitGo’s servers and is known only to BitGo to mitigate the risk of an unauthorized transfer of assets. INXD maintains an omnibus wallet at BitGo for each type of asset to be traded on INX’s platform, which will be designated for the exclusive benefit of customers. INX currently stores the cryptocurrency assets held by INX with Bitgo using properly constructed policies in conjunction with multiple admins on the wallets which are a key element in keeping funds safe.

BitGo’s cold storage solution outsources key management and security to BitGo. Cold storage is offline storage; it is the most secure way to store digital assets, as it is never connected to a network. INXD will transfer cryptocurrency assets from its hot wallet to cold storage at BitGo; BitGo, as custodian, will safeguard cryptocurrency assets for INX customers. To initiate a transfer from cold storage to an INX hot wallet, INX will specify the amount to transfer and submit the request to BitGo. Once completely verified through an offline process and signed, BitGo will broadcast the transaction to the blockchain, and the cryptocurrency assets will be transferred from cold storage to the appropriate INX hot wallet. This separation of functions makes INX’s operations more secure because, among other reasons, INX only needs to keep a hot wallet sufficiently funded to service withdrawals. INX plans to use cold storage to store the majority of the cryptocurrency assets held by INX when they become material, because cold storage provides greater asset protection through policies and physical security.

Company assets that are held using BitGo multi-signature solution and properly constructed policies used in conjunction with multiple admins on a wallet, which are a key element in keeping funds safe.

Assets that are held by BitGo in cold storage, where the private keys are held 100% by BitGo, are insured for USD$250 million by a Lloyd’s of London syndicate of insurers. The insurance covers losses in the event of third-party hacks, copying or theft of private keys, insider theft of dishonest acts by BitGo employees or executives, or from the loss of keys. BitGo has not historically experienced any security breaches of their cold storage wallets. In the event of the insolvency or bankruptcy of BitGo, the Company would be treated as an unsecured creditor.

BitGo’s custodial services are provided pursuant to custodial services agreements dated August 21, 2020, as amended on January 8, 2021, March 1, 2021, and April 17, 2023 (jointly, the “Custodial Services Agreement”) between INXD and BitGo. For its custodial services, BitGo Trust will receive an onboarding fee and will receive a monthly custody fee equal to an annualized percentage of the market value of the assets under custody (subject to a minimum monthly charge). BitGo also receives various transaction-based fees. The Custodial Services Agreement is for an initial term of one year and will be automatically extended for one-year periods, unless terminated by either party by delivery of a written notice at least 60 days prior to the expiration of the then- current term. INXD may also terminate the Custodial Services Agreement: (i) during the initial term, within 30 days following written notice a breach of a material term of the Custodial Services Agreement without cure of such breach within the 30 days; or (ii) after the initial term, for any reason upon 30 days’ prior written notice.

In addition to the Custodial Services Agreement, on August 17, 2020, INXL and BitGo Prime LLC (“BitGo Prime”) entered into an Electronic Trading Agreement (the “Electronic Trading Agreement”) in connection with BitGo’s services to INX and the access granted to INX by BitGo to BitGo Prime’s proprietary electronic trading system (the “BitGo System”). The Electronic Trading Agreement includes, without limitation, terms of use of the BitGo System by INX, disclaimers by BitGo Prime and limitations to its responsibly and liability in connection with the BitGo System, undertakings by INX to indemnify BitGo under certain circumstances, a right of BitGo Prime to terminate the Electronic Trading Agreement at its discretion and without cause upon a 30 days’ notice. INX’s access and use of the BitGo Prime’s proprietary electronic trading system is further subject to execution of, and to the terms that were determined by, the Custodial Services Agreement and a clearing and settlement addendum with BitGo Trust. BitGo Trust and its affiliates retain all rights, title and interest in and to the BitGo System, including all source code, object code, data, information, copyrights, trademarks, patents, inventions and trade secrets embodied therein, and all other rights not expressly granted to INX pursuant to the Electronic Trading Agreement. The Electronic Trading Agreement is governed by the laws of California, USA and includes a binding arbitration clause pursuant to the Commercial Arbitration Rules of the American Arbitration Authority.

INXS Trading Platform

INX Securities, LLC, a Pennsylvania limited liability company, and a wholly-owned subsidiary of INXL, is registered in the United States as a broker-dealer, FINRA member, and operates an Alternative Trading System (ATS) registered with the SEC. INXS was developed as a platform for investors that trade (buy and sell) securities and would like to enrich their portfolios with a new type of securities, also known as “digital securities.”

The INXS Trading Platform opens access to a new stream of market liquidity that comes from the alternative asset markets. The INXS Trading Platform manages to complete transactions without the need to custody the clients’ tokens nor funds and still provides full confidence to the seller and the buyer that the trade will be completed based on their orders.

We are continuing the maintenance and development of the INXS Trading Platform in order to create additional ways of trading digital securities. We listed the INX Token on the INXS Trading Platform in July 2021. Customers of INX Securities are entitled to discounts on trading fees charged by the company, providing that they hold INX Tokens. Discounts are granted according to different tiers, allowing for larger discounts given to customers who hold a larger number of INX Tokens.

The INX Token

INX developed the INX Token, an ERC-1404 blockchain asset that is programmed using a smart contract that is compatible with the Ethereum blockchain, which was offered to the public from August 20, 2020, and closed on April 22, 2021. For more information regarding the initial offering of the INX Tokens with the SEC, see Section 3.1.5 – “INX Token Offering.”

In July 2021, INX listed the INX Token on the INXS Trading Platform. INX developed its token smart contract based on the “ERC-1404: Simple Restricted Token Standard.” ERC-1404 is designed for security tokens, tokenized securities and other tokens that carry complex compliance requirements. ERC-1404 is a token standard developed with corporate governance, banking, and securities laws in mind. It is fully open source, which is paramount to ensuring its security, quality and interoperability. ERC-1404 carries all of the same benefits of an ERC-20 token, simple, easy to deploy and interoperable with the entire Ethereum universe , with a few key improvements that allow issuers to enforce regulatory transfer restrictions and maintain compliance with KYC/AML rules as well as the ability to recover tokens in case of wallet loss. The INX Token/smart contract passed an external audit test by “Quantstamp”.

INX engaged Quantstamp, a blockchain security firm, a leader in blockchain security, having performed at the time over 200 audits and secured over US$100 billion in value, to perform an audit of the INX Token smart contract code, which was completed on December 12, 2019 (the “INX Contract Audit”). Quantstamp’s team has decades of combined experience in formal verification, static analysis, and software verification. Through their services, Quantstamp has assisted blockchain projects globally with its white glove security auditing services and has secured billions of dollars in transaction value for blockchain applications. Quantstamp is also dedicated to research and development in the form of collaborations with leading academic institutions such as National University of Singapore and MIT (Massachusetts Institute of Technology). Quantstamp has experience with auditing various blockchain platforms including Ethereum, Binance Chain, Hyperledger, EOS, and Corda, and languages including Solidity and Vyper.

The INX Contract Audit is intended to evaluate security-related issues, code quality, adherence to specification and best practices and it includes a manual review of code and a comparison to specifications of the code. Quantstamp reviewed the INX Token smart contract for vulnerabilities related to transaction-ordering dependence, timestamp dependence, mishandled exceptions and call stack limits, re-entrancy and cross-function vulnerabilities, logical oversights, access control, code clones, functionality duplication, gas usage and arbitrary token minting. The INX Contract Audit is not an endorsement of the reliability or effectiveness of the INX Token smart contract, but rather it is limited to an assessment of its logic and implementation.

During the INX Contract Audit, Quantstamp identified two specific risks: (i) the ability of a hacker to delay the release of INX Tokens by other holders as a means to get a trading advantage, and (ii) the risk to users if the INX’s private keys are compromised. Quantstamp advised that INX take caution in using particular functions when transaction ordering. Quantstamp also advised that INX disclose the risk associated with theft or loss of its private keys having the ability to revoke INX Tokens from a third-party account or time-lock INX Tokens of such account. INX has acknowledged each of these risks and has taken security precautions with regard to each.

The INX Tokens are accessible only from secure Ethereum wallets and have a recovery mechanism that allows INX under certain circumstances to protect the INX Token holder even in the case of loss of wallet credentials.

Prospective investors who were duly identified through KYC/AML procedures were able to purchase the INX Token under the INX Token Purchase Agreement, which all initial purchasers of INX Tokens in the offering of the INX Token with the SEC are a party to, and which sets forth the rights of each INX Token holder with regard to the INX Tokens held by such holder.

Holders of INX Tokens are entitled to receive an annual pro rata distribution of 40% of the Company’s cumulative net cash flow from operating activities (since the Company’s inception (September 1, 2017)), excluding any cash proceeds from an initial sale by the Company of an INX Token (“Adjusted Operating Cash Flow”). INX’s profit share model makes these INX Token holders beneficiaries of the growth and success of INX’s business.

The distribution will be calculated on an annual basis and paid on or before April 30 to parties (other than INX or its subsidiaries) that hold INX Tokens on the preceding March 31. Each annual distribution will be based on INX’s cumulative Adjusted Operating Cash Flow (net of cash flows which have already formed the basis for a prior distribution), calculated as of December 31 of the year prior to the distribution. However, because each INX Token holder’s right to a pro rata distribution is based on our cumulative Adjusted Operating Cash Flow, no distribution will be made to INX Token Holders, if at all, until INX generates positive cumulative Adjusted Operating Cash Flows. As of December 31, 2024, cumulative Adjusted Operating Cash Flow was negative US$75.17 million. The distribution to INX Token Holders is a contractual obligation of INX and a right of each INX Token Holder of record as of March 31 of a year following a year end for which there was positive cumulative Adjusted Operating Cash Flow. However, the pro-rata distribution of INX cumulative Adjusted Operating Cash Flow is not self-executing and requires the approval of the INX’s financial statements and calculation of such distributions in good faith by the INX Board. For purposes of the calculation of the Adjusted Operating Cash Flow, cash flow from the sale and purchase of blockchain assets, including cash flow from the sale and purchase of the INX Token (excluding cash proceeds from an Initial Sale) and cash flow for interest paid and interest received, will be included in the calculation of Adjusted Operating Cash Flow regardless of their classification in the consolidated statement of cash flow of INX. An “Initial Sale” refers to the first sale and transfer of the respective INX Token by INX to an initial purchaser.

Distributions will be paid either in U.S. Dollars to an INX Token holder’s bank account or in Ether which will be transferred to the INX Token Holders’ wallet that is recorded on the INX Token Distributed Ledger (as defined in the INX Token Offering).

Holders of INX Tokens have contractual rights determined by the INX Token Purchase Agreement. Pursuant to the terms of the INX Token Purchase Agreement, ownership of the INX Tokens and all rights under the INX Token Purchase Agreement are contingent upon holders of INX Tokens satisfying INX’s KYC/AML procedures, including any requirements to periodically or otherwise update information provided to INX. Transfer of INX Tokens would include similar rights and obligations toward the new holder of the INX Tokens.

●	Rights of INX Token Holders Upon a Failure or a Change of Control. Each INX Token held by parties other than INX shall entitle its holder to receive a pro rata portion (based upon the number of INX Tokens then outstanding) of the Cash Fund, if any of the following occur:

●	INX fails to operate a bona fide trading platform that permits the spot trading of Bitcoin and Ethereum by December 31, 2021, (a milestone which has, as of the date hereof, been achieved); or

●	(a) a sale of all or substantially all of the assets of INX; (b) any person or entity becoming the beneficial owner, directly or indirectly, of more than 50% of the outstanding voting interests of INX; or (c) the closing of a merger, consolidation, recapitalization or reorganization of INX with or into any person or entity pursuant to which the shareholders of INX immediately prior to such transaction own less than 50% of the outstanding voting interests of the resulting entity or its parent company.

●	Rights of INX Token Holders Upon an Insolvency Event. If (i) INX permanently discontinues all the activities of INX Solutions and there is no successor conducting a substantially similar business that assumes the obligations of INX with regard to the INX Tokens and (ii) an “Insolvency Event” (as defined in the INX Token Purchase Agreement) occurs, then INX shall be deemed to be in breach of its obligations under the INX Token Purchase Agreement, which breach shall create a claim in favor of INX Token Holders that may be asserted by INX Token Holders against INX in any proceeding arising from such Insolvency Event. The claim amount will be determined by the liquidator, a court of competent jurisdiction overseeing the liquidation, or some other authority pursuant to applicable insolvency law, and accordingly, there can be no assurance as to the payment amount, if any, that may be received by an INX Token Holder in settlement of such claim.

INX intends that the INX Token Holders will be unsecured creditors of INX and would therefore rank pari passu with all the other unsecured creditors of INX and senior to the claims of holders of INX’s shares. On closing of the RTO, the Company entered into an agreement with INXL (the “Waiver and Subordination Undertaking”), pursuant to which INX will (a) irrevocably subordinate its rights to receive any distributions and payments from INXL prior to the payment in full by INXL of all distributions owed to INX Token Holders, and (b) irrevocably waive and subordinate its rights, in the event of an Insolvency Event, to any cash held in the Cash Fund.

The Cash Fund is not held in an escrow or trust account, but rather, is held in separate bank and brokerage accounts controlled by INX. The Cash Fund can be used only for very specific designated purposes, under certain pre-identified circumstances, such as for covering losses of INX and its clients that result from cybersecurity breaches or theft, errors in the execution of the trading platform or its technology, and counterparty defaults, including instances where counterparties lack sufficient collateral to cover losses, or for the purpose of payment to holders of INX Tokens (other than to INX itself) in the event of a change of control in INX. In addition, payment of funds held in the Cash Fund is subject to the approval of the Board of INX which always consists of a majority of independent board members. In the case of an Insolvency Event, a liquidator, court or other applicable authority may determine that INX Token Holders are not entitled to any payment from INX’s assets or that the INX Token Holders’ claims are not senior in right to claims or interests of INX’s shareholders, in particular the shareholders who have not agreed to subordinate their rights to the claims of Token Holders. In addition, INX may incur debt (including secured debt) that ranks equally with, or senior to, the rights of INX Token Holders. In the case of an Insolvency Event, holders of debt instruments ranking senior to INX Tokens, as well as holders of other preferential claims under relevant insolvency laws, may be entitled to receive payment in full before INX Token Holders receive any distribution, including distributions of Adjusted Operating Cash Flow and distributions from the Cash Fund. INX Token Holders do not have a perfected security interest in either the Cash Fund, or their Pro Rata Portion (as such term is defined in the INX Token Offering) of the Distributable Amount (as such term is defined in the INX Token Offering) of the cumulative Adjusted Operating Cash Flow. There is no guarantee that an INX Token Holder will receive any funds following an Insolvency Event (as such term is defined in the INX Token Offering).

Future Development

INX plans to further develop its products and business, and in particular, to conduct the following development activities:

●	Develop a full solution to support onboarding and trading of institutions - front and back office.

●	Enhance risk trading management tools.

●	Execute the full vision of one regulated hub for digital assets – all under the same platform and share common processes (such as: registration, onboarding, trading, support).

●	Create the infrastructure to develop and launch new digital assets and/or integration with third party providers for specific solutions.

INX Growth Strategies

INX believes that as INX Trading Solutions completes each phase of development, which INX expects will increase the number of high-volume blockchain assets included on its platforms, INX business operations will grow and enable it to launch several growth strategies, including the following:

●	Active expansion of institutional blockchain asset trading and large-scale block transactions. INX plans to promote its trading platforms and related services with institutional and other accredited investors such as family offices, hedge funds and others who require access to platforms for trading cryptocurrencies or digital securities, including trades in large-scale block transactions.

●	Fully monetize market data and connectivity. INX plans to serve as a hub for blockchain asset traders, institutional investors, commercial banks, and individuals trading blockchain assets. As INX attracts more clients, INX expects that it will accumulate non-proprietary big data relating to trading behavior and related market statistics. INX plans to use this data for internal use and as a product to be sold to institutional investors and trade analysts.

●	Strategic opportunities. Upon completion of development phases, INX plans to pursue strategic alliances with commercial banks and other licensed and regulated blockchain asset trading platforms for the expansion of its business.

●	The INX Token. Use of the INX Token on INX trading platforms is intended to create a “virtuous cycle”, where users will get benefits to buy INX Tokens. For example, holders of the INX Token receive discounts on trading fees on the INXS Trading Platform. This, in turn, may increase the value of the INX Token as the number of users on the INX trading platforms grows. In addition, holders of INX Tokens will be entitled to a distribution based on INX’s net cash flow from operating activities, excluding any cash proceeds from an initial sale by INX of an INX Token. INX’s profit share model makes these INX Token Holders beneficiaries of the growth and success of INX’s operations. INX has not allocated for issuance and has no current intention to issue 35 million of the 200 million INX Tokens that have been created. In addition, INX may reserve an additional 20% of INX Tokens received as payment of transaction fees, as long as the total amount of INX Tokens reserved does not exceed 35 million plus 50% of the number of INX Tokens sold by INX to the public pursuant to the INX Token public Offering and subsequent offerings of INX Tokens (excluding re-issuances of reacquired INX Tokens). INX does not intend to issue these reserved INX Tokens for general fundraising purposes; these INX Tokens may be issued to fund acquisitions, address regulatory requirements, or fund the operations of INX if INX’s Board determines that INX has net cash balances sufficient to fund less than six months of INX’s operations. INX intends to restrict issuances of the reserved INX Tokens to these or similar extraordinary situations to limit the dilution to INX Token Holders.

●	Single integrated solution. INX believes that developing INX Trading Solutions with the capability to provide customers with a single integrated solution to access an array of services and features will be preferred by participants in the financial services community and will attract high volume traders who need a multifunctional trading solution. INX intends to bolster its competitive position by developing platforms for a wide breadth of asset classes, each platform with a suite of workflow functionalities across the entire transaction lifecycle, including pre-trade, trade, and post-trade services. In the future, INX intends to establish a platform for the trading of cryptocurrency-based futures, options, and swaps. INX has taken no steps towards the establishment of such a platform, which will require the development of technological solutions as well as U.S. federal and state regulatory approvals; accordingly, there is no assurance that such a trading platform will ever be developed.

Foreign Operations

The Company’s management is located in the United States and Israel. The Company’s business is currently focused on the United States. Other jurisdictions in which INX will be operating will be selected based on INX’s analysis of the local regulatory regime and its ability to satisfy all applicable requirements. Such analysis shall be based, inter alia, on consultation with external legal counsel which INX shall seek in any relevant jurisdiction. INX does not have any Canadian operations or Canadian customers. In the event that INX wishes to commence operations in Canada (including enabling access to its services/trading platforms by Canadian resident customers), it will, prior to doing so, complete or satisfy all applicable securities registration requirements under applicable Canadian securities law.

The Company conducts its international operations to conform to local variations, economic realities, market customs, consumer habits and regulatory environments.

In addition, international operations are subject to certain risks inherent in conducting business abroad, including foreign regulatory restrictions, fluctuations in monetary exchange rates and the economic and political policies of foreign governments. Government regulations in foreign countries may prevent or delay the introduction, or require modifications and further developments, to the INX trading platforms.

The importance of these risks increases as the Company’s international operations grow and expand.

Specialized Skills and Knowledge

The Company’s directors and officers possess a wide range of professional skills and experience relevant to pursuing and executing on the Company’s business strategy. Drawing on significant experience in various industries and sectors, extensive market knowledge and long-standing industry relationships, the Company believes its management has a demonstrated track record of bringing together all of the key components for a successful digital assets and digital securities trading company, such as strong technical skills, expertise in planning and financial controls, ability to execute on business development opportunities, and capital markets expertise.

By leveraging the strengths and experiences of its management team (i.e., individuals who possess a wealth of combined knowledge and experience), the Company intends to, over time, establish itself as a leader in the digital assets and digital securities trading industry. The Company will continue to build out its team with specialists on an “as-needed” basis.

Cyclical or Seasonality of Business

The Company’s business is not cyclical or seasonal.

Employees

At the current stage of development, the Company is periodically evaluating engagement with any new employees and will be focused on maintaining a lean corporate structure, utilizing independent contractors and consultants, on an “as needed” basis. The Company’s wholly owned subsidiary, INXL, and its subsidiaries have full-time staff.

Each of the individuals who provide services to INX does so through employment, services, consulting, or similar agreements as described in the following table (subsidiaries with no employees or service providers have been omitted):

Company(1)	Location	Management	Financing	Development	Administration and Other Positions	Total
INX Limited (Gib.)(2)	Israel, Cyprus and Gibraltar	1	0	0	7	8
INX Digital, Inc. (US) (2)	United States	3	0	0	3	6
Midgard Technologies Ltd. (Israel) (2)	Israel	1	4	20	6	31
Total		5	4	20	16	45

Notes:

(1)	As a single employee/service provider may be engaged in more than one activity, each employee/service provider is represented only once under the activity representing their primary responsibility.

(2)	Employees/service providers of INXL, INXD and Midgard also provide services to other entities in the group.

Intellectual Property

The Company takes industry standard actions to protect its intellectual property through a collection of trademarks registrations in the US, UK, Canada, Japan and EU.

INX also takes significant steps to protect trade secrets, software, confidential information, and intellectual property. Each of the Company and its subsidiaries generally require its employees, consultants, suppliers, and partners to execute confidentiality agreements with it that restrict the disclosure of INX’s intellectual property, and each of INX and its subsidiaries generally require its employees and consultants to execute invention assignment agreements that help protect the Company’s intellectual property rights.

As the Company generates new data it will continue to expand its trademarks registrations throughout the development program and will continue to take all the necessary steps to protect their intellectual property.

Competitive Conditions

INX faces intense competition in the blockchain asset trading market on a global level. According to Coingecko.com, as of March 11, 2025, the global cryptocurrency market cap was $2.74 Trillion. According to CoinMarketCap.com, the top platforms include Binance, Bybit, Coinbase Exchange, and OKX on the same date. The site tracks 253 spot exchanges with a total 24-hour trading volume of $1.75T. An ever-growing number of previously unregulated trading platforms have announced intentions to operate as regulated broker-dealers, or as otherwise regulated entities either under the U.S. federal securities laws, U.S. state or local laws or, as applicable, the laws of other jurisdictions (outside the U.S.) such as the EU. The market for trading blockchain assets has generated considerable interest and is continually evolving with new entrants to the market. In addition, established financial institutions have expressed interest in operating regulated blockchain asset exchanges or trading platforms and utilizing blockchain assets in bank financing practices.

For example, in January 2019, tZero Securities announced that its security token trading platform was operational and began trading tZero token, in compliance with SEC and FINRA regulations. Coinbase and Uphold, two blockchain asset trading platforms, have each announced plans to obtain SEC approval to operate trading platforms for trading blockchain assets that are securities and on April 14, 2021, Coinbase listed its shares on the Nasdaq stock exchange. In May 2023, Prometheum Ember Capital announced it had been approved by the Financial Industry Regulatory Authority to operate as a special purpose broker dealer for digital asset securities. In September 2024, tZero Group Inc. announced it had been approved by the Financial Industry Regulatory Authority to operate as a special purpose broker dealer for digital asset securities.

The market for trading blockchain assets is developing and INX anticipates new entrants to the market and competition to intensify in the future. INX’s future competitors may have greater resources than INX and there can be no assurance that INX will have the financial and operational resources necessary to carry out its business plan and successfully compete with its competitors.

Regulation for our Trading Solutions

We have prepared the required applications and supporting materials to register INX Digital as a money transmitter in multiple US states and territories. We have registered INX Digital with FinCEN as a federal money services business. In addition, as of March 2, 2025, we have been issued a license by the following U.S. states, territories, and districts: Alabama, Alaska, Arizona, Arkansas, Connecticut, Delaware, District of Columbia, Florida, Georgia, Idaho, Illinois, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Minnesota, Mississippi, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Vermont, Virginia, Washington, and West Virginia, and have submitted notifications or are otherwise qualified to operate (based on being exempted from any licensing requirement or notice requirement) in the following States: California, Colorado, Hawaii, Indiana, Massachusetts, Michigan, Missouri, Montana, Pennsylvania, Utah, Wisconsin, and Wyoming. INX Digital is now eligible to operate as proposed in those jurisdictions. We have submitted complete applications in additional US states and territories and anticipate that INX Digital will be able to obtain money transmitter licenses or otherwise qualify to operate in additional jurisdictions during 2025.

INX Securities was accredited by FINRA as a registered broker-dealer and by the SEC as a recognized alternative trading system based on the licenses of Openfinance.

Regulation of Our Trading Platforms and Our Subsidiaries

The financial services industry is subject to extensive regulation under both federal and state laws. Regulators that oversee our business activities are charged with ensuring the integrity of the financial markets and the protection of customers and other third parties who engage in the financial markets. Registration as a money transmitter, broker-dealer, and alternative trading system subject our subsidiaries to laws and regulations covering all aspects of financial services, including sales methods, trade practices, use and safekeeping of clients’ funds and other assets, minimum capital requirements, record keeping, financing of securities purchases and conduct of directors, officers and employees.

Regulation of Money Transmitters

The vast majority of States maintain “money transmitter”, “money service business” or “check casher” licensing and regulatory regimes, which generally govern entities that are in the business of taking possession of, providing non-bank storage services for and transferring funds. These state licensing regimes vary from jurisdiction to jurisdiction and, while certain states have issued guidance indicating that its licensing requirements do not apply to virtual currency, the majority of states have either affirmatively stated that certain virtual currency activities are covered by their licensing regime or have been silent on the issue. Many jurisdictions maintain exemptions and/or exceptions to their respective licensing regimes. The Money Transmission Modernization Act (“MTMA”) was developed by the Conference of State Bank Supervisors in collaboration with state money transmitter regulators and approved in August 2021, with the aim of developing uniform nationwide standards for money transmitter licensing, specifically modernizing the regulations for developing industries such as digital assets. The MTMA established standards for net capital, surety bonds, permissible investments, and liquidity. As of January 2025, 41 states had enacted the MTMA, either in full or in part.

At a federal level, the activity regulated by state licenses also may make the relevant actor a “money transmitter” or “provider of prepaid access,” each of which is considered a “money service business” (“MSB”) that must be registered with FinCEN unless otherwise exempt. MSBs are subject to regulatory oversight and enforcement by FinCEN. MSBs are subject to the Bank Secrecy Act, as amended by the USA PATRIOT Act of 2001 (“BSA”). MSBs must register with FinCEN and implement a compliance program appropriately tailored to the MSBs’ money laundering and financial crime risks. An MSB’s compliance program must incorporate relevant reporting, recordkeeping and anti-money laundering controls and processes, including, to the extent applicable to the MSB’s business know-your-customer controls, transaction monitoring, filing of suspicious activity reports (“SARs”), and sharing information with other financial institutions under Section 314(b) of the USA PATRIOT Act, the “Funds Transfer Rule,” or the “Funds Travel Rule.” On March 18, 2013 and May 9, 2019, FinCEN issued guidance concerning virtual currency and MSB licensing requirements in which FinCEN identified “administrators” or “exchangers” of virtual currencies as MSBs, unless an exemption applies. There are various exemptions to the MSB registration requirements. For example, entities that are “registered with, and functionally regulated or examined by, the SEC or the CFTC” are exempt from federal MSB registration and reporting obligations.

Larger money transmitters may also be subject to direct supervision by the Consumer Financial Protection Bureau (the “CFPB”) and are required to provide additional consumer information and disclosures, adopt error resolution standards and adjust refund procedures for international transactions originating in the United States in a manner consistent with the Remittance Transfer Rule (a rule issued by the CFPB pursuant to the Dodd-Frank Act). In addition, the CFPB may adopt other regulations governing consumer financial services, including regulations defining unfair, deceptive, or abusive acts or practices, and new model disclosures. In addition, money transmitters may be subject to periodic examination by the CFPB.

We have registered INX Digital with FinCEN as a federal MSB and we have notified or intend to notify and/or register with state regulators in compliance with state money transmitter requirements. We do not currently intend to rely on any state or federal exemptions to registering as an MSB, including any exemptions relating to registration with and regulation by the SEC or CFTC, and we intend to monitor all legislative and regulatory developments with respect to the BSA, including the publication of further rulings or guidance by FinCEN, and to make revisions to INX Digital’s compliance program when appropriate.

Broker-Dealer Regulation

In the United States, the SEC is the federal agency responsible for the administration of the federal securities laws, with certain standard setting and monitoring responsibilities delegated to self-regulatory organizations (“SROs”). Of these SROs, the regulation of broker-dealers is principally the function of FINRA and every firm and broker that sells securities to the public in the United States must be licensed and registered by FINRA. National securities exchanges, such as the New York Stock Exchange, also regulate and monitor broker-dealer activity. In addition to federal and SRO oversight, securities firms are also subject to regulation by state securities administrators in those states in which they conduct business.

Broker-dealers, like other securities market participants, must comply with the general “antifraud” provisions of the federal securities laws. The “antifraud” provisions prohibit misstatements or misleading omissions of material facts, and fraudulent or manipulative acts and practices, in connection with the purchase or sale of securities, and broker-dealers must conduct their activities to avoid these kinds of practices.

Broker-dealers must also comply with many requirements that are designed to maintain high industry standards. Broker-dealers owe their customers a duty: a) of fair dealing, b) to recommend only those specific investments or overall investment strategies that are suitable, c) to seek to obtain the most favorable terms available under the circumstances for its orders (best execution), d) to provide at or before the completion of transaction certain information (including the identifying the securities involved in the transaction and compensation related to the transaction), and e) to provide notice about purchasing securities on credit, among other disclosure requirements.

Broker-dealers are also subject to broad obligations under the Bank Secrecy Act to guard against money laundering and terrorist financing which include requirements to file reports or retain records relating to suspicious transactions, customer identity, large cash transactions, cross-border currency movement, foreign bank accounts and wire transfers, among other things.

Every U.S.-registered broker-dealer is also subject to the Uniform Net Capital Requirements. The Uniform Net Capital Requirements are designed to ensure financial soundness and liquidity by prohibiting a broker or dealer from engaging in business at a time when it does not satisfy minimum net capital requirements.

In the United States, net capital is essentially defined as net worth (assets minus liabilities), plus qualifying subordinated borrowings and less certain mandatory deductions that result from excluding assets that are not readily convertible into cash and from conservatively valuing certain other assets, such as a firm’s positions in securities. Among these deductions are adjustments, which are referred to as “haircuts,” in the market value of securities positions to reflect the market risk of such positions prior to their liquidation or disposition. The Uniform Net Capital Requirements also impose a minimum ratio of equity to subordinated debt which may be included in net capital.

Regulations have been adopted by the SEC that prohibit the withdrawal of equity capital of a broker-dealer, restrict the ability of a broker-dealer to distribute or engage in any transaction with a parent company or an affiliate that results in a reduction of equity capital or to provide an unsecured loan or advance against equity capital for the direct or indirect benefit of certain persons related to the broker-dealer (including partners and affiliates) if the broker-dealer’s net capital is, or would be as a result of such withdrawal, distribution, loan or advance, below specified thresholds of excess net capital. In addition, the SEC’s regulations require certain notifications to be provided in advance of such withdrawals, distributions, reductions, loans and advances that exceed in the aggregate 30% of excess net capital within any 30 day period, and the SEC has the authority to restrict, for up to 20 business days, such withdrawal, distribution or reduction of capital if the SEC concludes that it may be detrimental to the financial integrity of the broker-dealer or may expose its customers or creditors to loss. Notice is required following any such withdrawal, distribution, reduction, loan or advance that exceeds in the aggregate 20% of excess net capital within any 30 day period. The SEC’s regulations limiting withdrawals of excess net capital do not preclude the payment to employees of “reasonable compensation.”

Compliance with the Uniform Net Capital Requirements may limit the extent and nature of our operations requiring the use of our registered broker-dealer subsidiaries’ capital and could also restrict or preclude our ability to withdraw capital from our broker-dealer subsidiaries.

Regulation ATS

Regulation ATS permits a U.S. ATS to match orders submitted by buyers and sellers without having to register as a national securities exchange. An ATS, although functionally an exchange, is regulated as a broker-dealer. In order to acquire the status of an ATS, a firm must first be registered as a broker-dealer and then file an initial operation report with respect to the trading system on Form ATS. The Form ATS must provide detailed information regarding the types of subscribers it expects to admit to the system, the securities it expects to trade, the manner in which the system operates, including how orders are entered and transactions executed, reported, cleared and settled, as well as all relevant infrastructure and procedures concerning system access, capacity, supervision, security, contingency planning and subscriber compliance.

The initial operation report must be accurate and kept current. The Commission does not issue approval orders for Form ATS filings; however, the Form ATS is not considered filed unless it complies with all applicable requirements under Regulation ATS. Regulation ATS contains provisions concerning the system’s operations, including: fair access to the trading system; fees charged; the display of orders and the ability to execute orders; system capacity, integrity and security; record keeping and reporting; and procedures to ensure the confidential treatment of trading information.

An ATS must also comply with any applicable SRO rules and with state laws relating to alternative trading systems and relating to the offer or sale of securities or the registration or regulation of persons or entities affecting securities transactions.

Futures Exchanges, Clearing Houses, and Swaps

The CFTC is the federal agency primarily responsible for the administration of federal commodities laws, including the adoption of rules applicable to Futures Commissions Merchants, Designated Contract Markets and Swap Execution Facilities. The operations of U.S. futures exchanges, clearing houses, swap data repository and swap execution facilities are subject to extensive regulation by the CFTC. The CFTC carries out the regulation of the futures and swaps markets and clearing houses in accordance with the provisions of the CEA as amended by, among others, the Commodity Futures Modernization Act and Dodd-Frank.

Regulatory Oversight of Blockchain Assets

The following is a summary of recent demonstrations of regulatory action taken with regard to blockchain assets. We believe that these actions will impact the Company; however, regulation of the blockchain industry is evolving rapidly. The regulatory landscape may differ from country to country, but we expect for the foreseeable future that regulators will maintain an increased focus on blockchain assets. In addition, the SEC, FINRA, and courts have continued, and likely will continue, to promulgate statements, enforcement actions and rulings, as applicable, interpreting the characterization of blockchain assets, the issuance of blockchain assets and regulating behavior in the market.

Regulation of blockchain assets by U.S. federal and state governments, foreign governments and self-regulatory organizations remains in its early stages. As blockchain assets have grown in popularity and in market size, the Federal Reserve Board, U.S. Congress and certain U.S. agencies such as the SEC, the CFTC, FinCEN and the Federal Bureau of Investigation, have begun to examine the nature of blockchain assets and the markets on which they are traded.

The SEC has taken various actions against persons or entities misusing blockchain assets, including virtual currencies, in connection with fraudulent schemes, inaccurate and inadequate publicly disseminated information, and the offering of unregistered securities. In addition, on July 25, 2017, the SEC issued Release No. 81207 (“the DAO Report”), in which it analyzed a certain issuance of tokens, and indicated that “whether or not a particular transaction involves the offer and sale of a security – regardless of the terminology used – will depend on the facts and circumstances, including the economic realities of the transaction.” The SEC clarified that the registration requirements “apply to those who offer and sell securities in the United States, regardless of whether the issuing entity is a traditional company or a decentralized autonomous organization, regardless of whether those securities are …distributed in certificated form or through distributed ledger technology…” On December 4, 2017 and December 11, 2017, the SEC announced enforcement actions relating to the PlexCoin and Munchee token launches, respectively. Also on December 11, 2017, SEC Chairman Jay Clayton published a public statement entitled “Cryptocurrencies and Initial Coin Offerings.” The SEC has made a concerted effort to monitor the ICO market and address—through the DAO Report and the more recent SEC guidance—transactions and behaviors it believes are both inconsistent with and in violation of U.S. securities laws. In early 2018, media reports indicated that the SEC has subpoenaed around 80 cryptocurrency firms as part of a targeted probe. On March 7, 2018, the Divisions of Enforcement and Trading and Markets issued a public statement stating that many digital assets are likely to be securities under the federal securities laws and urged investors to use platforms for trading such assets that are registered with the SEC, such as a national securities exchange, ATS, or broker-dealer. Since March 2018, the SEC has continued to bring enforcement actions and make public statements which further supports its view that blockchain assets should be treated as securities in almost all cases. In December 2020 the SEC filed an action against Ripple Labs Inc. and two of its executives, who are also significant security holders, alleging that they illegally sold a cryptocurrency, XPR and raised over $1.3 billion through an unregistered, ongoing digital asset securities offering. The case has seen several court decisions and appeals, with the next court filing due in April 2025.

The SEC also sued blockchain-based publishing company LBRY Inc. (“LBRY”), alleging LBRY offered and sold “LBRY Credits” or “LBC” without registering them as securities in violation of the US federal securities laws. A US District Court judge in New Hampshire ruled that no reasonable jury could reject the SEC’s claim that LBRY offered LBC as an investment in its content distribution network and therefore, securities. LBC did not sell the tokens through an initial coin offering (ICO), but instead sold LBC directly through the LBRY application. LBRY attempted to argue that LBC had utility and were able to be used as currency on the platform early on to compensate creators and incentivize users. LBRY CEO noted the judge’s decision in this case “threatens the entire US cryptocurrency industry” by setting a standard that would deem “almost every cryptocurrency” a security. As this case was heard in the US First District, it does not necessarily impact any decision in the Ripple case held in the Second District. Meanwhile, Chairman Gensler has stated he believes that the vast majority of cryptocurrency tokens he has seen are securities.

In December of 2022, the SEC filed a complaint against Thor Technologies for the sale of its Thor tokens as unregistered securities from its 2018 ICO. The SEC highlighted in its complaint that the Thor tokens were marketed as an investment, and Thor did not give proper disclosures to investors regarding its financial condition and ability to generate profits.

The SEC charged the FTX Trading Ltd. CEO and co-founder with defrauding investors through its crypto asset trading platform, FTX, with investigations of other securities law violations ongoing. The CEO of FTX and various alleged celebrity endorsers were also sued in a potential class action lawsuit for engaging in the unlawful sale of unregistered securities, deceptive and unfair business practices and participation in a civil conspiracy akin to a “Ponzi scheme.” However, this is only one of many during 2022, and we will highlight a few notable ones below.

In July of 2022, the SEC filed a complaint against a Coinbase Global, Inc., employee and two others alleging insider trading in violation of the federal securities laws. In its complaint, the SEC points to nine different crypto assets and alleges that these are all “crypto asset securities.” The SEC did not, however, include these issuers as defendants nor has it brought separate actions against these issuers or platforms for securities law violations. Further, if these crypto assets are classified as securities, then the SEC also did not bring an action against Coinbase for offering trading of unregistered securities. The action has been criticized by many in the industry including CFTC Commissioner Pham herself noting this is a “striking example of regulation by enforcement.”

In January of 2023, the SEC charged Genesis Global Capital, LLC and Gemini Trust Company, LLC for the unregistered offer and sale of securities to retail investors through the Gemini Earn crypto asset lending program. In June of 2023, the SEC charged Binance Holdings Ltd. and some affiliated companies, which at the time operated the largest cryptocurrency trading platform in the world, with a variety of securities law violations, including operating unregistered exchanges, broker-dealers, and clearing agencies. Founder Changpeng Zhao was also charged with securities law violations. On July 13, 2023, the SEC charged Celsius Network Limited and its founder Alex Mashinsky with violating registration and anti-fraud provisions of federal securities laws.

In May 2024, the New York Attorney General (NYAG) reached a $2 billion settlement with Genesis Global Capital, Genesis Asia Pacific PTE, LTD., and Genesis Global Holdco, LLC (Genesis) that will help maximize recoveries for investors who were defrauded. The settlement bans Genesis from operating in New York. In February 2025, the SEC requested a 60-day pause in its lawsuit against Binance, as the agency reassesses its approach under new leadership.

The SEC continues to focus on the cryptocurrency industry, and we expect digital asset regulation to remain a priority in the near future. The SEC’s Division of Enforcement nearly doubled the size of its Crypto Assets and Cyber Unit in 2022, allocating more resources to enforcement in the crypto markets. In January 21, 2025, the SEC launched a crypto task force, led by Commissioner Hester Peirce, dedicated to developing a comprehensive and clear regulatory framework for crypto assets. Additionally, on February 20, 2025, the SEC announced the creation of the Cyber and Emerging Technologies Unit (CETU), which consists of approximately 30 fraud specialists and attorneys, focusing on combating cyber-related misconduct and protecting retail investors from bad actors in the emerging technologies space.

On April 3, 2019, the Strategic Hub for Innovation and Financial Technology (FinHub) of the SEC published informal guidance, titled “Framework for ‘Investment Contract’ Analysis of Digital Assets” (the Framework), which provides analytical tools for determining whether a blockchain asset is a security under the U.S. federal securities laws. In the Framework, the SEC uses the term “digital asset” to refer to an asset that is issued and transferred using distributed ledger or blockchain technology. In this report, we use the term “blockchain asset” to distinguish between assets that are recorded and stored using blockchain technology and assets that may be stored in digital form, but which do not utilize blockchain technology. In addition, the SEC has not used the term “security token.” The Framework provides a list of factors to consider when determining whether a digital asset offered for sale is a security. The factors included in the Framework are based on an analysis of whether the blockchain asset is an “investment contract” as that term was first used by the Supreme Court in SEC v. Howey, 328 U.S. 293 (1946), and which has been further clarified through subsequent case law.

The CFTC has asserted the belief that bitcoin and other virtual currencies meet the definition of a commodity, and that the CFTC has regulatory authority over futures and other derivatives based on virtual currencies, subject to facts and circumstances. The CFTC defined “virtual currencies” as “a digital representation of value that functions as a medium of exchange, a unit of account, and/or a store of value, but does not have legal tender status in any jurisdiction. Bitcoin and other virtual currencies are distinct from ‘real’ currencies, which are the coin and paper money of the United States or another country that are designated as legal tender, circulate, and are customarily used and accepted as a medium of exchange in the country of issuance.” Although the CFTC maintains regulatory oversight of the commodities markets, beyond its anti-fraud and anti-manipulation authorities, the CFTC generally does not oversee “spot” or cash market exchanges and transactions involving virtual currencies that do not utilize margin, leverage, or financing. In late 2022, CFTC Chair Rostin Behnam requested “clear authority to impose [the CFTC’s] traditional regulatory regime over the digital asset commodity market.” Earlier this year, bipartisan legislators in the U.S. Congress introduced competing bills that would each establish a crypto market intermediary registration regime overseen by the CFTC. After recent crypto market events, a comprehensive crypto bill that expands the CFTC’s jurisdiction may see broad support and if passed, would impact the Company.

In addition to relevant state money transmitter and securities laws, local state regulators may also regulate or seek to regulate blockchain assets. In July 2014, the New York State Department of Financial Services (the “NYSDFS”) proposed the first state regulatory framework for licensing participants in “virtual currency business activity.” The regulations, known as the “BitLicense,” are intended to focus on consumer protection and, after the closure of an initial comment period that yielded 3,746 formal public comments and a re-proposal, the NYSDFS issued its final BitLicense regulatory framework in June 2015. The BitLicense regulates the conduct of businesses that are involved in “virtual currencies” in New York or with New York customers and prohibits any person or entity involved in such activity to conduct activities without a license. Not all regulations of blockchain assets are restrictive. For example, on June 28, 2014, California repealed a provision of its Corporations Code that prohibited corporations from using alternative forms of currency or value. The bill indirectly authorizes the use of bitcoin as an alternative form of money in the state.

The IRS has released guidance treating bitcoin as property that is not currency for U.S. federal income tax purposes. Taxing authorities of a number of U.S. states have also issued their own guidance regarding the tax treatment of bitcoin for state income or sales tax purposes. The treatment of blockchain assets may be the subject of contemplated tax reform.

On November 13, 2017, the European Securities and Markets Authority (“ESMA”) issued two statements, the first statement was intended to warn investors of the inherent risks of ICOs, and the second statement sought to alert companies involved in ICOS to the need to meet relevant EU and member state regulatory requirements. On February 12, 2018, ESMA issued another EU-wide warning to consumers about the risks of buying virtual currencies. In July 2018, The EU Fifth Anti Money Laundering Directive (EU) 2018/843 came into force and extended the scope of KYC/AML regulations pertaining to virtual currency exchange platforms and wallet providers. On January 9, 2019, both ESMA as well as the European Banking Authority published reports on crypto-assets and assessed the suitability of the existing regulatory framework relating to these instruments. In October 2021, the FATF updated its 2019 Guidance for a risk-based approach to virtual assets and virtual asset service providers (“VASPs”). The update focused mainly on helping countries and VASPs understand their anti-money laundering and counter-terrorist financial obligations, whilst also providing guidance on how to effectively implement the FATF’s requirements as they apply to this sector. On 30 June 2022, the new EU Market in Crypto-assets Regulation (MiCA) was agreed on between the European Commission, the European Parliament, and the Council of the European Union. MiCA intends to regulate crypto assets and their service providers through a single licensing regime across all Member States by 2024.

Blockchain assets also face an uncertain regulatory landscape in many foreign jurisdictions. On September 4, 2017, the People’s Bank of China labeled blockchain asset sales as “illegal and disruptive to economic and financial stability.” Previously, China had issued a notice that classified bitcoin as legal and “virtual commodities;” however, the same notice restricted the banking and payment industries from using bitcoin, creating uncertainty and limiting the ability of Bitcoin Exchanges to operate in the then-second largest bitcoin market. South Korea’s Financial Services Commission likewise prohibited all forms of tokens on September 29, 2017. Japan has enacted a law regulating virtual currencies which has brought Bitcoin exchanges under know-your-customer and anti-money laundering rules and resulted in the categorization of Bitcoin as a kind of prepaid payment instrument. The law puts in place capital requirements for exchanges as well as cybersecurity and operational stipulations. In addition, those exchanges are also required to conduct employee training programs and submit to annual audits. To date, the Japanese Financial Services Agency (FSA) has granted licenses to 15 different cryptocurrencies or tokens trading platforms. In November 2017, the Monetary Authority of Singapore (“MAS”) issued a statement that tokens sold through the blockchain funding model may be considered securities under certain circumstances under Singapore law and provided case studies as examples of tokens that do and do not constitute securities. Previously, the MAS had stated that other laws may apply to token sales, such as money laundering and terrorism financing laws.

In December 2017, the UK Financial Conduct Authority (“FCA”) issued a statement on distributed ledger technology which said, in part, that the FCA will gather further evidence and conduct a deeper examination of the ICO market and that its findings will help to determine whether or not there is need for further regulatory action. On November 26, 2024, the UK Financial Conduct Authority (“FCA”) published a series of pieces on crypto regulation, including its anticipated Crypto Roadmap, which sets out key dates for the development of a comprehensive regulatory framework for crypto in the UK and forecasts the publication of all Policy Statements to be completed by 2026, with the regime taking effect shortly thereafter. In June 2018, an amendment to the Tel Aviv Stock Exchange Ltd. (“TASE”) regulations entered into effect, under which shares of companies operating in the field of cryptographic currencies will be excluded and / or not included in the TASE indices, if such a company is engaged in the holding, investing or mining of distributed cryptographic currencies, and the TASE Indices Committee decides that this activity is material or expected to be material to the company’s business. The Israel Securities Authority (ISA) has previously indicated that to date, there is uncertainty as to the format and extent of the regulation that will apply to the various activities in cryptographic currencies - especially those of decentralized currencies without any centralized entity, such as Bitcoin, in terms of taxation, prevention of money laundering and terrorism, cyber security and investor protection. In addition, the ISA has appointed a special committee authorized to examine the regulation of issuances of cryptographic currencies to the public. In its final report, published in March 2019, the special committee recommended, among other things, focusing on the following: establishing a dedicated disclosure regime to adjust to the unique characteristics of such activities; formation by a number of Israeli regulatory authorities (among others, the Bank of Israel, Israeli Tax Authority, Anti-Money-Laundering Authority, Ministry of Finance, Justice Department, Israeli National Cyber Directorate and ISA) of a ‘regulatory sandbox’ with the aim of creating a harmonious government policy and the removal of barriers to domestic industry in the field of cryptographic assets; and examining a better suitable regulatory framework for the trading activity of cryptographic assets that are deemed securities. In addition, the special committee final report further provided the following initial regulatory guidelines to this field:

(1)	the question of whether a cryptocurrency will be considered a security will be decided according to the totality of the circumstances and characteristics of each case on its merits against the background of the purposes of the Israeli law;

(2)	cryptographic currencies that grant rights similar to those of traditional securities such as shares, bonds or participation units will be considered securities. This category includes, for example, tokens who grant rights to participate in revenue or profits generated from an enterprise; tokens granting rights to receive payments, fixed or variable, whether by way of the allocation of additional currencies or by way of redemption of currencies; or tokens granting ownership rights or membership in an enterprise whose purpose is to generate an economic yield;

(3)	blockchain assets intended to be used as a method of payment, clearing or exchange only, other than in a specific enterprise, which do not confer additional rights and are not controlled by a central entity, shall not typically be considered a security;

(4)	blockchain assets that embody a right to a product or service and are purchased for consumption and use only shall not typically be considered securities; and

(5)	a public offering of a cryptographic currency falling within the definition of a security is subject to the requirement to publish a prospectus.

The Bank of Israel has established a committee tasked with drafting regulations to oversee currency stability within the country. The principles outlined in their document aim to regulate the use of stablecoins in Israel, ensuring that such activities are conducted with appropriate risk management and that consumer protection and stability requirements are met. Additionally, the Israel Securities Authority (“ISA”) has set up a committee to evaluate the regulation of decentralized cryptocurrency offerings to the public. This committee assessed how the Securities Law 5728-1968 applies to offerings and issuances made to the Israeli public using distributed ledger technology. The committee’s findings include: (a) creating a specific disclosure framework for issuers of cryptographic assets, drawing from both local and international regulatory experience; (b) establishing a “regulatory sandbox” to facilitate experimentation with cryptographic asset issuances; and (c) exploring the possibility of a dedicated trading platform for cryptographic assets classified as securities and considering a crowdfunding-like model for such ventures.

On August 24, 2017, the Canadian Securities Administrators (“CSA”) published a staff position on the proposal (Offering) of cryptographic tokens to the public. The staff position indicated that there is an increasing trend in the offers of cryptographic tokens to the public, including the offerings of cryptographic tokens which are characterized as securities or derivatives, and therefore in these cases the Canadian securities and derivatives laws shall apply to the ICOs. In addition to the ICO definition, the publication includes reference to registration and disclosure requirements, the various trading platforms relevant to ICO, and how they are marketed, to the investment funds that offer cryptographic currencies and the regulatory Sandbox. Regarding the question of whether cryptographic tokens are securities, the CSA position states that, many of the ICOs that were examined found to be that the tokens issued in this proceeding are securities, including in light of the fact that they were considered as “investment contract.” In a September 2024 announcement, the Canadian Securities Administrators extended the deadline for registered crypto asset trading platforms (“CTPs”) to comply with value-referenced crypto assets related terms and conditions to December 31, 2024. Additionally, during 2024 several CTPs received authorization to operate in Canada.

The Government of Gibraltar enacted the Financial Services (Distributed Ledger Technology Providers) Regulations (the “DLT Regulations”) which came into effect on January 1, 2018. The primary purpose of the DLT Regulations is to create a safe environment for DLT-related businesses to operate and innovate, while simultaneously protecting consumers and safeguarding Gibraltar’s reputation as a trusted and stable global business hub. In April 2022, Gibraltar introduced the 10th core principle of their DLT Regulations, Market Integrity. This principle focuses on combating market and price manipulation, as well as any other activity that may negatively affect the reputation of Gibraltar’s digital asset market. The integrity of these markets is a key focus and Gibraltar intends to remain at the forefront of standard setting in the industry. Companies which use blockchain technology to store or transmit value belonging to others by way of business are caught by the DLT Regulations and require a license in Gibraltar. The activity of undertaking a token sale does not automatically fall within the scope of the DLT Regulations, however, this will depend on the manner in which the sale of tokens is structured and the characteristics of the token. The Gibraltar Financial Services Commission (“GFSC”) issued guidance notes in 2024 as to the scope of the DLT Regulations, to assist DLT providers in understanding and complying with their regulatory obligations.

To date, we have treated, and we anticipate continuing to treat, the INX Tokens as securities under the laws of all foreign jurisdictions.

DIVIDEND POLICY

The Company does not declare any dividends payable to the holders of the Shares. The Company has no restrictions on paying dividends except as it relates to the solvency tests under applicable corporate law, but if the Company generates earnings in the foreseeable future, it expects that they will be retained to pay down indebtedness, if any, and to finance growth. The Board of the Company will determine if and when dividends should be declared and paid in the future based upon the Company’s financial position at the relevant time. All the Company’s Shares will be entitled to an equal share in any dividends declared and paid.

CAPITAL STRUCTURE

Common Shares

As of the date of this AIF, the authorized capital of the Company consisted of an unlimited number of Common Shares without par value, and an unlimited number of Preferred Shares without par value. As of December 31, 2024, the Company had 236,655,6867 Common Shares and 0 Preferred Shares issued and outstanding.

The Shareholders are entitled to one vote for each Common Share held at all meetings of the Shareholders, to receive dividends if, as and when declared by the Company’s Board and to participate ratably in any distribution of property or assets upon the liquidation, winding-up or other dissolution of the Company. The Common Shares carry no pre-emptive rights, conversion or exchange rights, or redemption, retraction, repurchase, sinking fund or purchase fund provisions. There are no provisions requiring a holder of the Common Shares to contribute additional capital, and no restrictions on the issuance of additional securities by the Company. There are no restrictions on the repurchase or redemption of the Common Shares by the Company except to the extent that any such repurchase or redemption would render the Company insolvent.

Equity Incentive Plan Awards

As of February 28, 2025, the Company had 32,377,444 Options and 5,230,295 Restricted Share Units, each of which, if exercised or vested in accordance with its terms, would result in one Common Share being issued, subject to adjustment. The terms of such Options, Restricted Share Units are set out in the Company’s Omnibus Equity Incentive Plan, which is summarized in the 2022 Circular available under the Company’s SEDAR+ profile at www.sedarplus.ca.

Warrants

As of December 31, 2024, the Company had 661,452 warrants to acquire Common Shares outstanding, held by the agents who acted in connection with Republic’s financing transaction, and are exercisable at a price of $0.2381 until August 18, 2028.

MARKET FOR SECURITIES

The Company’s Common Shares trade on the Cboe Canada exchange under the symbol “INXD”.

The following table sets forth, for the Company’s financial year ended December 31, 2024, and the subsequent period, the reported high and low prices and volume traded on the Cboe Canada Exchange:

[7]	As of December 31, 2024, the Company’s financials reflect 236,794,077 Common Shares issued and outstanding. This is due to 138,391 Restricted Share Units that were converted into Common Shares but not yet reflected on the books of our transfer agent until January 4, 2025.

Cboe Canada Exchange

Month	High (CAD$)	Low (CAD$)	Volume
January 2024	0.35	0.165	160,043
February 2024	0.235	0.165	681,735
March 2024	0.18	0.10	333,634
April 2024	0.18	0.13	49,754
May 2024	0.17	0.095	89,969
June 2024	0.145	0.08	120,123
July 2024	0.12	0.085	47,183
August 2024	0.095	0.055	42,729
September 2024	0.10	0.055	43,493
October 2024	0.095	0.065	477,856
November 2024	0.14	0.05	1,786,616
December 2024	0.095	0.06	1,762,503
January 2025	0.10	0.065	1,072,100
February 2025	0.095	0.025	3,508,255
March 1 to March 10, 2025	0.07	0.035	401,200

PRIOR SALES

The following table summarizes the details of each class of securities of the Company that have been issued by the Company during the period from January 1, 2024 to December 31, 2024 and are outstanding but not listed or quoted on a marketplace:

Date Issued	Type of Security	Number of Securities	Exercise Price	Aggregate Issue Price ($)	Nature of Consideration (cash, services, debt, exercise of warrant/options/ convertible securities)
January 8, 2024	Restricted Share Units	2,337,212	N/A	N/A	Services
January 8, 2024	Options	1,769,388	CAD$0.30	N/A	Services
May 26, 2024	Restricted Share Units	471,336	N/A	N/A	Services
May 26, 2024	Options	4,477,694	CAD$0.10	N/A	Services
December 17, 2024	Restricted Share Units	2,109,206	N/A	N/A	Services
December 17, 2024	Options	434,000	CAD$0.07	N/A	Services
Total		11,598,836

EXECUTIVE OFFICERS AND DIRECTORS

Identifying Information and Holdings

The following sets forth, as of December 31, 2024, the names and province or state and country of residence of our directors and executive officers, the offices held by them in the Company, and their principal occupations during the last five years.

Name and Jurisdiction of Residence	Positions and Offices Held	Principal Occupation for the Past Five Years	Common Shares held	Percentage of Issued and Outstanding Common Shares(1)
Shy Datika, Israel (5)	President, Chief Executive Officer and Non-Independent Director	President, CEO, founder and non- independent director. Angel investor and board member in several start up tech companies. Formerly, founder and Chief Executive Officer of ILS Brokers.	40,697,513	17.20%
Naama Falach, Israel (6)	Chief Financial Officer	Chief Financial Officer.	Nil	Nil
Maia Naor, Israel (7)	Chief Product Officer	Chief Product Officer. Ms. Naor has been engaged with the Company since incorporation.	3,495,708	1.48%
Alan Silbert, MD, USA (8)	CEO, North America, and Secretary	CEO, North America, and non-independent director since April 1, 2021. Mr. Silbert has been engaged with the Company since March 1, 2018.	750,000	0.32%
Paz Diamant, Israel (9)	Chief Technology Officer	Chief Technology Officer since July 6, 2020. Formerly, Managing Director of R&D and Product of eToro from November 2013 to January 2020.	546,928	0.23%
Itai Avneri, Israel (10)	Chief Operating Officer	Chief Operating Officer since January 4, 2021. Formerly, CEO of invest.com Israel from June 2017 to July 2018.	4,470,699	1.89%
Vlad Uchenik, PA, USA (11)	Chief Compliance Officer of INXS	Chief Compliance Officer since May 2021. Vlad is also currently CEO for INXS, and has been in the role since 2013.	Nil	Nil

Name and Jurisdiction of Residence	Positions and Offices Held	Principal Occupation for the Past Five Years	Common Shares held	Percentage of Issued and Outstanding Common Shares (1)
Soichiro Moro, USA (12)	Chief Strategy Officer	Mr. Moro has been engaged with the Company since June 2024 and is serving as the Chief Strategy Officer.	Nil	Nil
David Weild, TN, USA (3)(13)	Chairman of the Board and Independent Director	Independent Director of INXL since April 15, 2018. Chairman of the Board of INXL since July 13, 2021. Founder, chairman and CEO of Weild & Co, Inc.	Nil	Nil
Nicholas Thadaney, Toronto, Canada (2)(3)(4)(14)	Independent Director	Independent director of INXL since July 11, 2018. Formerly, President and CEO, Global Equity Capital Markets of TMX Group until February 2018.	131,928	0.06%
Thomas Lewis, UT, USA (2)(3)(4)(15)	Independent Director	Independent director of INXL since October 5, 2018. Founder of Noble 4 Advisors, LLC, founded in September 2012.	Nil	Nil
Hilary Kramer, NY, USA (2)(4)(16)	Independent Director	Independent director of INXL since January 10, 2022. Chief Investment Officer at Kramer Research Capital	Nil	Nil

Name and Jurisdiction of Residence	Positions and Offices Held	Principal Occupation for the Past Five Years	Common Shares held	Percentage of Issued and Outstanding Common Shares (1)
Demetra Kalogerou, Cyprus (17)	Independent Director	Independent director of INXL since February 8, 2022. Demetra is currently a non- executive independent board member of Swissquote Group Holding Ltd. and Ecombx Ltd.	43,976	0.02%

Notes:

(1)	Calculated based on 236,655,686 Common Shares issued and outstanding as of December 31, 2024.
(2)	Hilary Kramer, Thomas Lewis, Nicholas Thadaney - Member of the Audit Committee.
(3)	Thomas Lewis, Nicholas Thadaney, David Weild - Member of the Compensation Committee.
(4)	Hilary Kramer, Thomas Lewis, Nicholas Thadaney, Member of the Governance and Nominating Committee.
(5)	Shy Datika – As of December 31, 2024, held, either personally or through wholly-owned entity Triple V (1999) Ltd. options to acquire 82,500 Common Shares at exercise price of $0.07 per Common Share and 2,808,548 unvested Restricted Share Units.
(6)	Naama Falach – As of December 31, 2024, held options to acquire 2,489,165 Common Shares at exercise prices ranging from $0.10 to $0.76 per Common Share and 380,000 unvested Restricted Share Units.
(7)	Maia Naor - As of December 31, 2024, held options to acquire 2,189,498 Common Shares at exercise prices ranging from $0.10 to $0.64 per Common Share and 405,206 unvested Restricted Share Units.
(8)	Alan Silbert - As of December 31, 2024, held options to acquire 6,251,080 Common Shares at exercise prices ranging from US$0.03737 to US$1.06092 and 470,000 unvested Restricted Share Units.
(9)	Paz Diamant - As of December 31, 2024, held 91,153 unvested Restricted Share Units and options to acquire 498,594 Common Shares at an exercise price ranging from $0.10 to$0.170 per Common Share.
(10)	Itai Avneri - As of December 31, 2024, held options to acquire 1,814,729 Common Shares at exercise prices ranging from $0.07 to $0.64 per Common Share and 506,773 unvested Restricted Share Units.
(11)	Vlad Uchenik - As of December 31, 2024, held options to acquire 745,285 Common Shares at an exercise price ranging from $0.10 to $0.64 per Common Share and 120,000 unvested Restricted Share Units.
(12)	Soichiro Moro - As of December 31, 2024, held options to acquire 1,767,511 Common Shares at an exercise price of $0.10.
(13)	David Weild - As of December 31, 2024, held options to acquire 732,699 Common Shares at an exercise price ranging from $0.165 to $0.30 per Common Share.
(14)	Nicholas Thadaney - As of December 31, 2024, held options to acquire 751,199 Common Shares at an exercise price ranging from $0.07 to $0.30 per Common Share.
(15)	Thomas Lewis - As of December 31, 2024, held options to acquire 732,699 Common Shares at an exercise price ranging from $0.165 to $0.30 per Common Share.
(16)	Hilary Kramer - As of December 31, 2024, held options to acquire 537,756 Common Shares at an exercise price ranging from $0.165 to $0.30 per Common Share.
(17)	Demetra Kalogerou - As of December 31, 2024, held options to acquire 540,256 Common Shares at an exercise price ranging from $0.07 to $0.30 per Common Share, and 7,329 unvested Restricted Share Units.

Share Ownership by Directors and Executive Officers

As of December 31, 2024, as a group, the Company’s directors and executive officers beneficially owned, directly or indirectly, or exercised control over 50,136,752 Common Shares, representing 21.2% of the issued and outstanding Common Shares of the Company.

As of December 31, 2024, as a group, the Company’s directors and executive officers also beneficially owned, directly or indirectly, or exercised control over options to acquire 19,132,971 Common Shares, and 4,789,009 restricted share units.

On a fully diluted, fully exchanged basis, the Company’s directors and executive officers beneficially own, directly or indirectly, or exercise control over 74,058,732 Common Shares, representing 31.3% of the issued and outstanding Common Shares.

AUDIT COMMITTEE

Audit Committee Charter

The Audit Committee of the Board (the “Audit Committee”) operates under a written charter that sets out its responsibilities and composition requirements. The text of the Audit Committee charter is appended as Appendix “A” to this AIF.

Composition of the Audit Committee

The Audit Committee is comprised of Hilary Kramer, Thomas Lewis, and Nicholas Thadaney, all of whom are financially literate as such term is defined in NI 52-110. All directors serving on the Audit Committee are considered independent pursuant to NI 52-110. A description of the education and experience of each Audit Committee member that is relevant to the performance of his responsibilities as an Audit Committee member may be found above under the heading “Executive Officers and Directors – Identifying Information and Holdings”.

Relevant Education and Experience

See heading “Executive Officers and Directors – Identifying Information and Holdings” above for a description of the education and experience of each of the members of the Audit Committee that is relevant to their performance as an audit committee member, in particular, the education and experience that provides the members with:

1.	an understanding of the accounting principles used by the issuer to prepare its financial statements;

2.	the ability to assess the general application of those principles in connection with the accounting for estimates, accruals and provisions;

3.	experience preparing, auditing, analyzing and evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the issuer’s financial statements, or experience actively supervising individuals engaged in such activities; and

4.	an understanding of internal controls and procedures for financial reporting.

Additional information is contained in the AIF available under the Company’s SEDAR+ profile at www.sedarplus.ca.

Reliance on Certain Exemptions

At no time since January 1, 2024 has the Company relied on the exemptions in Sections 2.4, 6.1.1(4), 6.1.1(5), or 6.1.1(6) or Part 8 of NI 52-110. Section 2.4 (De Minimis Non-Audit Services) provides an exemption from the requirement that the Audit Committee must pre-approve all non- audit services to be provided by the auditor, where the total amount of fees related to the non-audit services are not expected to exceed 5% of the total fees payable to the auditor in the financial year in which the non-audit services were provided. Sections 6.1.1(4) (Circumstance Affecting the Business or Operations of the Venture Issuer), 6.1.1(5) (Events Outside Control of Member) and 6.1.1(6) (Death, Incapacity or Resignation) provide exemptions from the requirement that a majority of the members of the Audit Committee must not be executive officers, employees or control persons of the Company or of an affiliate. Part 8 (Exemptions) permits a company to apply to a securities regulatory authority or regulator for an exemption from the requirements of NI 52-110 in whole or in part.

Pre-Approval Policies and Procedures

Audit Committee Oversight

Since the commencement of the Company’s most recently completed financial year, there has not been a recommendation of the Audit Committee to nominate or compensate an external auditor which was not adopted by the Company’s Board.

Pre-Approval Policies and Procedures

The Audit Committee has authority and responsibility for pre-approval of all non-audit services to be provided to the Company or its subsidiary entities by the external auditors or the external auditors of the Company’s subsidiary entities, unless such pre-approval is otherwise appropriately delegated or if appropriate specific policies and procedures for the engagement of non-audit services have been adopted by the Audit Committee.

External Auditor Service Fees by Category

The aggregate fees billed by the Company’s external auditor in the last two financial years for services in each of the categories indicated are as follows:

Year Ended December 31	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
2024	$680,000	$23,000	$25,000	-
2023	$680,000	$23,000	-	$9,000

CORPORATE CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES AND SANCTIONS

On September 17, 2015, The Financial and Consumer Affairs Authority of Saskatchewan (“FCAA”) issued a temporary cease trade order against Anyoption and Ouroboros Derivatives Trading Ltd. At the time the cease trade order was issued, Shy Datika, the Chief Executive Officer of INX and one of its directors, was, and continued to be until the resolution of the matter, the Chief Executive Officer of Anyoption IL and the executive director of Ouroboros Derivatives Trading Ltd. The cease trade order was issued as a result of Anyoption and Ouroboros Derivatives engaging in the business of trading in securities in Saskatchewan (through soliciting, advising and trading on behalf of locally resident individuals) without the required registration.

On June 21, 2016, Anyoption & Ouroboros Derivatives Trading Ltd. were provided with a notice of first appearance and statement of allegations. On July 6, 2016, Anyoption & Ouroboros Derivatives Trading Ltd. were provided with an order setting the hearing dates. On August 25, 2017, Anyoption and Ouroboros entered into a settlement agreement (the “Settlement Agreement”) with the FCAA pursuant to which, among other things, Anyoption and Ouroboros agreed to not trade in, advise on in any securities or derivatives in Saskatchewan without first becoming registered under the Securities Act (Saskatchewan) and to pay an administrative penalty of $20,000.

On October 17, 2017, the FCAA approved the Settlement Agreement and issued a final order giving effect to the Settlement Agreement.

Other than as disclosed herein, none of the Company’s directors or executive officers is, as at the date hereof, or was within 10 years before the date of hereof, a director, chief executive officer or chief financial officer of any company (including the Company) that (a) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant issuer access to any exemption under securities legislation, that was in effect for a period or more than 30 consecutive days (an “Order”) that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer of such issuer, or (b) was subject to an Order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Other than as disclosed herein, none of the Company’s directors or executive officers, nor, to its knowledge, any shareholder holding a sufficient number of its securities to affect materially the control of the Company (a) is, as at the date hereof, or has been within the 10 years before the date hereof, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, or (b) has, within the 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of such director, executive officer or shareholder.

Other than as disclosed herein, none of the Company’s directors or executive officers, nor, to its knowledge, any shareholder holding a sufficient number of its securities to affect materially the control of the Company, has been subject to (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

CONFLICTS OF INTEREST

The directors and officers of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interests, which they may have in any project or opportunity of the Company. If a conflict of interest arises at a meeting of the Board of the Company, any director in a conflict is required to disclose his or her interest and abstain from voting on such matter.

To the best of the Company’s knowledge, other than as disclosed herein, there are no known existing or potential conflicts of interest among the Company, any subsidiaries of the Company, and the proposed directors and officers as a result of their outside business interests except that certain of the proposed directors and officers serve as directors and officers of other companies, and may, from time to time, participate in ventures with, other companies involved in financial services, cryptocurrency or related businesses and therefore it is possible that a conflict may arise between their duties to the Company and their duties as a director or officer of such other companies. Notwithstanding, the proposed directors and officers will be bound by the provisions of the BCBCA to act at all times in good faith in the interests of the Company and to disclose such conflicts to the Company if and when they arise. Conflicts, if any, will be subject to the procedures and remedies prescribed by the BCBCA, the Cboe Canada exchange and applicable Securities Laws in Canada and the jurisdictions in which the Company will operate.

PROMOTERS

Shy Datika, the Chief Executive Officer and a director of the Company, is a promoter of the Company. As of December 31, 2024, Mr. Datika beneficially owns, or controls or directs, directly or indirectly, a total of 40,697,513 Common Shares (representing approximately 17.20% of the Company’s outstanding common shares) and 593,678 restricted share units issued under the stock option plan of the Company. Other than as disclosed in this AIF, no person who was a promoter of the Company:

●	received anything of value directly or indirectly from the Company or a subsidiary within the last two years;

●	sold or otherwise transferred any asset to the Company or a subsidiary within the last two years;

●	has been a director, chief executive officer or chief financial officer of any company that during the past 10 years was the subject of a cease trade order or similar order or an order that denied the company access to any exemptions under securities legislation for a period of more than 30 consecutive days or became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver or receiver manager or trustee appointed to hold its assets;

●	has been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority within the last two years;

●	has been subject to any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable investor making an investment decision within the last two years; or

●	has within the past 10 years become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver or receiver manager or trustee appointed to hold its assets.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except as otherwise disclosed herein, in the 2022 Circular and in the Financial Disclosure (as defined below), no informed person, as such term is defined in National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”), of the Company, no proposed director of the Company, and no associate or affiliate of any informed person or proposed director has had any material interest, direct or indirect, in any transaction since January 1, 2024 or in any proposed transaction which has materially affected or would materially affect the Company.

LEGAL PROCEEDINGS

As of the date of this AIF, to the knowledge of the Company, the Company is party to the following legal proceedings.

On March 9, 2022, INXL received a letter from Shay Laboratories Ltd., a service provider which provided services to INXL between 2017 and 2018, pursuant to a consultancy agreement effective as of October 1, 2017. The service provider claimed that certain payments that were due under the consultancy agreement were not paid. On February 13, 2024, the service provider filed a lawsuit with the Tel Aviv-Yafo Magistrates Court against INXL and against Shy Datika in connection with the dispute. Motions from both the service provider and INXL have been filed with the court, and the next court discussion is scheduled for March 2025. The Company does not believe that the outcome will have a material impact on the Company.

AUDITOR, TRANSFER AGENT AND REGISTRAR

The auditor of the Company is Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, at its office at 144 Begin Menachem Rd, Entrance A, TEL AVIV-JAFFA, 6492102, Israel. Kost Forer Gabbay & Kasierer has confirmed that it is independent with respect to the Company within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulation.

The transfer agent and registrar of the Company is Odyssey Trust Company (“Odyssey”), at its Vancouver office at 835 – 409 Granville Street, Vancouver, British Columbia V6C 1T2.

MATERIAL CONTRACTS

The Company is a party to the following material contracts as defined in National Instrument 51- 102 – Continuous Disclosure Obligations.

1.	the Waiver and Subordination Undertaking dated January 10, 2022 between the Company and INX;

2.	the Collaboration Agreement dated June 15, 2023 between the Company and Republic;

3.	the Custodial Services Agreement dated August 21, 2020, as amended on January 8, 2021, March 1, 2021, and April 17, 2023 between INXD and BitGo Trust; and

4.	the Electronic Trading Agreement dated August 17, 2020 between INXD and BitGo Trust.

5.	the Agreement dated January 30, 2025 between INXS and Layer2 Financial, Inc.

Copies of these agreements may be inspected without charge during regular business hours at Suite 2900 – 550 Burrard Street, Vancouver, British Columbia, V6C 0A3.

RISK FACTORS

Readers and investors should carefully consider the risks and uncertainties described below as well as the other information contained in this AIF. Investing in our securities is speculative and involves a high degree of risk due to the nature of our business. The following risk factors, as well as risks currently unknown to us, could materially adversely affect our future business, operations and financial condition, each of which could cause purchasers of our securities to lose part or all of their investment.

The following risks and uncertainties are not the only ones facing the Company. Additional risks and uncertainties not presently known to the Company, or that are currently considered immaterial, may also impair the Company.

Risks Related to Our Financial Position and Need for Additional Capital

We have incurred operating losses since our inception. In addition, we have entered into contractual arrangements committing us to future expenses.

Our proposed operations are subject to all business risks associated with a new enterprise. The likelihood of our continuation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business operating in a relatively new, highly competitive, and developing industry. There can be no assurance that we will ever generate operating profits or develop and operate the business as planned. If we are unsuccessful at executing on our business plan, our business, prospects, and results of operations may be materially adversely affected and investors may lose all or a substantial portion of their investment.

We may need additional funding, which may not be available to us on acceptable terms or at all. If we are unable to raise capital when needed, we may be forced to accept unfavourable terms and/or eliminate our future commercialization efforts

We may need to raise additional capital to continue to expand our operations, pursue our growth strategies, fund needed capital expenditures, and to respond to competitive pressures. We may not be able to obtain additional debt or equity financing on favorable terms, if at all, which could impair our growth and adversely affect our operations. We may be required to accept terms that restrict our ability to incur additional indebtedness or require us to maintain specified liquidity or other financial ratios or other terms that may not be in the best interests of our stockholders. The failure to obtain additional debt or equity financing on satisfactory terms could materially and adversely affect our financial condition, results of operations and business plans.

Risk of increased losses or impairments in our investments could have an adverse effect on our financial condition.

We hold significant investments in marketable debt securities such as corporate and municipal bonds and notes. The fair value of these financial instruments may be negatively affected by multiple factors including a downgrade of the credit rating or negative publicity of the issuer, market conditions, fiscal policy, geopolitical restrictions and sanctions, among others. Decrease in the fair value of these investments or distressed sale prior to the maturity at a price significantly below par value may negatively impact our shareholders’ equity and the Company’s financial position.

Risks Related to Regulation, Information Systems and Privacy Matters

We obtain and process sensitive customer data. Any real or perceived improper use of, disclosure of, or access to such data could harm our reputation, as well as have an adverse effect on our business.

Various local, state, federal laws and regulations apply to our collection, use, retention, protection, disclosure, transfer, and processing of personal data. These data protection and privacy laws and regulations are subject to uncertainty and continue to evolve in ways that could adversely impact our business.

In the United States, state and federal lawmakers and regulatory authorities have increased their attention on the collection and use of user data. In the United States, non-sensitive user data generally may be used under current rules and regulations, subject to certain restrictions, so long as the person does not affirmatively “opt-out” of the collection or use of such data. If an “opt-in” model or additional required “opt-outs” were to be adopted in the United States, less data may be available, and the cost of data likely would increase.

As supervisory authorities continue to issue further guidance on personal data, we could suffer additional costs, complaints, regulatory investigations or fines, and if we are otherwise unable to transfer personal data between and among countries and regions in which we operate, it could affect the manner in which we provide our services, the geographical location or segregation of our relevant systems and operations and could adversely affect our financial results.

We obtain and process sensitive data, including personal data related to our customers and their transactions, such as their names, addresses, social security numbers, visa information, copies of government-issued identification, facial recognition data (from scanning of photographs for identity verification), trading data, tax identification, and bank account information. We face risks, including to our reputation, in the handling and protection of this data, and these risks will increase as our business continues to expand, including through our acquisition of, and investment in, other companies and technologies. Federal, state, and international laws and regulations governing privacy, data protection, and e-commerce transactions require us to safeguard our customers’, employees’, and service providers’ personal data. All data that is collected is stored and retained in conjunction with applicable state laws and SEC recordkeeping requirements under SEC Rule 17a-4.

We have administrative, technical, and physical security measures and controls in place and maintain a robust information security program. However, our security measures, or the security measures of companies we acquire, may be inadequate or breached as a result of third-party action, employee or service provider error, malfeasance, malware, phishing, hacking attacks, system error, trickery, advances in computer capabilities, new discoveries in the field of cryptography, inadequate facility security or otherwise, and, as a result, someone may be able to obtain unauthorized access to sensitive information, including personal data, on our systems. We could be the target of a cybersecurity incident, which could result in harm to our reputation and financial losses. Additionally, our customers have been and could be targeted in cybersecurity incidents like an account takeover, which could result in harm to our reputation and financial losses. Additionally, privacy and data protection laws are evolving, and these laws may be interpreted and applied in a manner that is inconsistent with our data handling safeguards and practices that could result in fines, lawsuits, and other penalties, and significant changes to our or our third-party partners’ business practices and products and service offerings. Our future success depends on the reliability and security of our platform. To the extent that the measures we, any companies we acquire, or our third-party business partners have taken prove to be insufficient or inadequate, or to the extent we discover a security breach suffered by a company we acquire following the closing of such acquisition, we may become subject to litigation, breach notification obligations, or regulatory or administrative sanctions, which could result in significant fines, penalties, damages, harm to our reputation, or loss of customers. If our own confidential business information or sensitive customer information were improperly disclosed, our business could be adversely affected. Additionally, a party who circumvents our security measures could, among other effects, appropriate customer information or other proprietary data, cause interruptions in our operations, or expose customers to hacks, viruses, and other disruptions.

Depending on the nature of the information compromised, in the event of a data breach or other unauthorized access to our customer data, we may also have obligations to notify customers and regulators about the incident, and we may need to provide some form of remedy, such as a subscription to credit monitoring services, pay significant fines to one or more regulators, or pay compensation in connection with a class-action settlement. Such breach notification laws continue to evolve and may be inconsistent from one jurisdiction to another. Complying with these obligations could cause us to incur substantial costs and could increase negative publicity surrounding any incident that compromises customer data. Additionally, the financial exposure from the events referenced above could either not be insured against or not be fully covered through any insurance that we may maintain, and there can be no assurance that the limitations of liability in any of our contracts would be enforceable or adequate or would otherwise protect us from liabilities or damages as a result of the events referenced above. Any of the foregoing could have an adverse effect on our business, reputation, operating results, and financial condition.

Furthermore, we may be required to disclose personal data pursuant to demands from individuals, regulators, government agencies, and law enforcement agencies in various jurisdictions with conflicting privacy and security laws, which could result in a breach of privacy and data protection policies, notices, laws, rules, court orders, and regulations. Additionally, changes in the laws and regulations that govern our collection, use, and disclosure of customer data could impose additional requirements with respect to the retention and security of customer data, could limit our marketing activities, and have an adverse effect on our business, operating results, and financial condition.

Risk Factors Relating to Blockchain Assets

Blockchain is a nascent and rapidly changing technology and there remains relatively small use of blockchain networks and blockchain assets in the retail and commercial marketplace. The slowing or stopping of the development or acceptance of blockchain networks may adversely affect an investment in INX Tokens or in the Company.

The development of blockchain networks is a new and rapidly evolving industry that is subject to a high degree of uncertainty. Factors affecting the further development of the blockchain industry include:

●	continued worldwide growth in the adoption and use of blockchain networks and assets;

●	the maintenance and development of the open-source software protocol of blockchain networks;

●	changes in consumer demographics and public tastes and preferences;

●	the popularity or acceptance of the Bitcoin or Ethereum networks;

●	the availability and popularity of other forms or methods of buying and selling goods and services, including new means of using fiat currencies;

●	government and quasi-government regulation of blockchain networks and assets, including any restrictions on access, operation and use of blockchain networks and assets; and

●	the general economic environment and conditions relating to blockchain networks and assets.

INX’s business model is dependent on continued investment in and development of the blockchain industry and related technologies. If investments in the blockchain industry become less attractive to investors or innovators and developers, or if blockchain networks and assets do not gain public acceptance or are not adopted and used by a substantial number of individuals, companies, and other entities, it could have a material adverse impact on the prospects and operations of the Company.

The application of distributed ledger technology is novel and untested and may contain inherent flaws or limitations.

Blockchain is an emerging technology that offers new capabilities which are not fully proven in use. There are limited examples of the application of distributed ledger technology. In most cases, software used by blockchain asset issuing entities will be in an early development stage and still unproven. As with other novel software products, the computer code underpinning the INX Tokens and Ethereum blockchain may contain errors, or function in unexpected ways. Insufficient testing of smart contract code, as well as the use of external code libraries, may cause the software to break or function incorrectly. Any error or unexpected functionality may cause a decline in value of the INX Token and result in substantial losses to purchasers of INX Tokens.

If we discover errors or unexpected functionalities in the INX Token smart contract, we may make a determination that the INX Token smart contract is defective and that its use should be discontinued. Although we intend to replace the INX Token and the INX Token smart contract with a new token using a new smart contract in that situation, we may be required to take certain measures, such as freezing digital wallet addresses so that such wallets cannot transfer INX Tokens, which may disrupt trading in the INX Tokens. Such a determination and our subsequent deployment of a new smart contract and replacement token could have a material effect on the value of any investment in the INX Token or our business.

The creation and operation of digital platforms for the public trading of blockchain assets will be subject to potential technical, legal and regulatory constraints. There is no warranty that the process for receiving, use and ownership of blockchain assets will be uninterrupted or error-free and there is an inherent risk that the software, network, blockchain assets and related technologies and theories could contain undiscovered technical flaws or weaknesses, the cryptographic security measures that authenticate transactions and the distributed ledger could be compromised, and breakdowns and trading halts could cause the partial or complete inability to use or loss of blockchain assets.

Risks associated with the distributed ledger technology could affect INX’s business directly or the market for blockchain assets generally. In either case, the occurrence of these events could have a materially adverse effect on an investment in INX Tokens or the Company.

The open-source structure of blockchain software means that blockchain networks may be susceptible to malicious cyber-attacks or may contain exploitable flaws, which may result in security breaches and the loss or theft of blockchain assets.

Most blockchain networks operate based on some form of open-source software. An open-source project is not represented, maintained or monitored by an official organization or authority. Because of the nature of open-source software projects, it may be easier for third parties not affiliated with the issuer to introduce weaknesses or bugs into the core infrastructure elements of the blockchain network. This could result in the corruption of the open-source code that may result in the loss or theft of blockchain assets.

Blockchain networks may be the target of malicious attacks seeking to identify and exploit weaknesses in the software. Such events may result in a loss of trust in the security and operation of blockchain networks and a decline in user activity, which could have a negative impact on INX.

Each blockchain network, including the Ethereum network, is dependent upon its users and contributors, and actions taken, or not taken, by the users or contributors of a blockchain network could damage its reputation and the reputation of blockchain networks generally.

Developers and other contributors to blockchain network protocols generally maintain or develop those blockchain networks, including the verification of transactions on such networks. Because the networks are decentralized, these contributors are generally not directly compensated for their actions. Therefore, most blockchain networks provide that such contributors receive awards and transfer fees for recording transactions and otherwise maintaining the blockchain network. Such fees are generally paid in the blockchain asset of that network.

The security and integrity of blockchain assets, including the value ascribed to blockchain assets, rely on the integrity of the underlying blockchain networks. We have issued the INX Token, an ERC20 blockchain asset that is programmed using a smart contract that is compatible with the Ethereum blockchain.

If the awards and fees paid for maintenance of a network are not sufficiently high to incentivize miners, miners may respond in a way that reduces confidence in the blockchain network. To the extent that any miners cease to record transactions in solved blocks, transactions that do not include the payment of a transfer fee will not be recorded on the blockchain until a block is solved by a miner who does not require the payment of transfer fees. Any widespread delays in the recording of transactions could result in a loss of confidence in the blockchain network and its assets. To the extent that this occurs with regard to blockchain networks that underlie the blockchain assets traded on the INX platforms, including the Ethereum network, it could have a materially adverse effect on an investment in the Company. To the extent that this occurs with regard to the Ethereum network, it could have a materially adverse effect on an investment in INX Token.

The prices of blockchain assets are extremely volatile. Fluctuations in the price of Bitcoin, Ether and/or other blockchain assets could materially and adversely affect the Company.

The prices of blockchain assets such as Bitcoin and Ether have historically been subject to dramatic fluctuations and are highly volatile. As relatively new products and technologies, blockchain assets have only recently become accepted as a means of payment for goods and services, and such acceptance and use remain limited. Conversely, a significant portion of demand for blockchain assets is generated by speculators and investors seeking to profit from the short- or long-term holding of blockchain assets.

In addition, some blockchain industry participants have reported that a significant percentage of blockchain asset trading activity is artificial or non-economic in nature and may represent attempts to manipulate the price of certain blockchain assets. A January 2025 report by Chainalysis highlighted that in 2024, suspected wash trading on select blockchains may have accounted for up to $2.57 billion in trading volume.8 As a result, trading platforms or blockchain assets may seek to inflate demand for specific blockchain assets, or blockchain assets generally, which could increase the volatility of that asset or blockchain asset trading prices generally.

The market price of these blockchain assets, as well as other blockchain assets that may be developed in the future, may continue to be highly volatile. A lack of expansion, or a contraction of adoption and use of blockchain assets, may result in increased volatility or a reduction in the price of blockchain assets.

[8]	https://www.chainalysis.com/blog/crypto-market-manipulation-wash-trading-pump-and-dump-2025/

Several additional factors may influence blockchain assets’ market price, including, but not limited to:

●	Global blockchain asset supply;

●	Global blockchain asset demand, which can be influenced by the growth of retail merchants’ and commercial businesses’ acceptance of blockchain assets like cryptocurrencies as payment for goods and services, the security of online blockchain asset trading platforms and digital wallets that hold blockchain assets, the perception that the use and holding of blockchain assets is safe and secure, and the regulatory restrictions on their use;

●	Changes in the software, software requirements or hardware requirements underlying the blockchain networks;

●	Changes in the rights, obligations, incentives, or rewards for the various participants in blockchain networks;

●	The cost of trading and transacting in blockchain assets, and whether such costs may become fixed or standardized;

●	Investors’ expectations with respect to the rate of inflation;

●	Interest rates;

●	Currency exchange rates, including the rates at which blockchain assets may be exchanged for fiat currencies;

●	Fiat currency withdrawal and deposit policies of blockchain asset trading platforms and liquidity on such platforms;

●	Interruptions in service or other failures of major blockchain asset trading platforms;

●	Investment and trading activities of large investors, including private and registered funds, that may directly or indirectly invest in blockchain networks or blockchain assets;

●	Monetary policies of governments, trade restrictions, currency devaluations and revaluations;

●	Regulatory measures, if any, that affect the use of blockchain assets;

●	The maintenance and development of the open-source software utilized in blockchain networks;

●	Global or regional political, economic, or financial events and situations; or

●	Expectations among blockchain network participants that the value of such blockchain assets will soon change.

A decrease in the price of a single blockchain asset may cause volatility in the entire blockchain industry and may affect other blockchain assets. For example, a security breach that affects investor or user confidence in Ether or Bitcoin may affect the industry as a whole and may also cause the price of other blockchain assets to fluctuate.

The value of blockchain assets and fluctuations in the price of blockchain assets could materially and adversely affect the Company’s business and investment in INX Tokens or the Company

The US regulatory regimes governing blockchain technologies, blockchain assets and the purchase and sale of blockchain assets are uncertain, and new regulations or policies may materially adversely affect the development of blockchain networks and the use of blockchain assets.

INX Securities, LLC (“INXS”) is registered with FINRA and the Securities and Exchange Commission (“SEC”) as a broker-dealer authorized to operate as an ATS that is allowed to facilitate the trading of security tokens in compliance with the SEC’s “Three-Step Process.” Additionally, INX Securities is registered in all 50 U.S. states, the District of Columbia, and Puerto Rico, and is also permitted to act as the broker-dealer of record in primary offerings for traditional and digital securities. As such, the Company has implemented policies, processes, rules and procedures that govern the issuance and trading of security tokens on the INX Securities ATS.

However, there is still significant uncertainty regarding the application of federal and state laws to the issuance and trading of crypto assets, including regulations governing the conduct of market intermediaries to the trading of crypto assets that are securities.

In addition, various legislative and executive bodies in the United States and in other countries have shown that they intend to adopt legislation to regulate the sale and use of blockchain assets. Such legislation may vary significantly among jurisdictions, which may subject participants in the blockchain trading marketplace to different and perhaps contradictory requirements.

Also, as firms in the financial services industry have experienced increased scrutiny in recent years, such regulatory or other actions may lead to penalties, fines, disbarment and other sanctions which could place restrictions or limitations on our operations and otherwise have a material adverse effect on our businesses. We could be exposed to substantial liability under federal and state laws and court decisions, as well as rules and regulations promulgated and/or direct actions brought by the SEC, state securities regulators and other U.S. regulatory agencies.

If we fail to qualify with any of these authorities, we may be unable to execute on, or be forced to cease operations contemplated under, our business plan as a provider of financial services. This would have a broad impact on us and could have a material adverse effect on our businesses, financial condition, results of operations and prospects and, as a result, investors could lose all or most of their investment. In addition, any such action could also cause us significant reputational harm, which, in turn, could seriously harm the Company.

New or changing laws and regulations or interpretations of existing laws and regulations, in the United States and elsewhere, may materially and adversely impact the development and growth of blockchain networks and the adoption and use of blockchain assets. This is even more so due to market conditions and recent growth in crypto-related frauds, layoffs, and the ongoing liquidity crisis that led to bankruptcies by leading crypto companies. The imposition of restrictions on all blockchain assets, or certain blockchain assets, could affect the value, liquidity and market price of blockchain assets subject to heighten regulation, by limiting access to marketplaces or exchanges on which to trade such blockchain assets, or imposing restrictions on the structure, rights and transferability of such blockchain assets. Some governments may seek to ban transactions in blockchain assets altogether.

The Company may be prevented from entering, or it may be required to cease operations in, a jurisdiction that makes it illegal or commercially unviable or undesirable to operate in such jurisdiction. Enforcement, or the threat of enforcement, may also drive a critical mass of participants and trading activity away from regulated markets, such as those provided by INX Trading Solutions, (“INX Trading Solutions”) means the business conducted by the Company in the United States, which includes the INXD trading platform, the INXS trading platform, and other related business activities), and toward unregulated exchanges. Although it is impossible to predict the positions that will be taken by certain governments, any regulatory changes affecting blockchain assets could be substantial and materially adverse to the development and growth of our business and investment in INX Tokens and the Company.

We may be deemed an underwriter under the Securities Act with regard to our role and involvement with respect to any initial offerings of securities on the INX Securities ATS, and our failure to comply with applicable federal securities laws may expose us to legal liability. We may be subject to disputes regarding the quality of trade execution, the settlement of trades or other matters relating to our services. We may become subject to these claims as a result of any failures or malfunctions of our systems and services we provide.

We could incur significant legal expenses defending claims, even those without merit. In addition, an adverse resolution of any future lawsuit or claim against us could have a material adverse effect on our business and reputation. To the extent we are found to have failed to fulfill our regulatory obligations, we could lose our authorizations or licenses or become subject to conditions that could make future operations more costly and impair our profitability.

We are subject to an extensive and highly-evolving regulatory landscape world-wide and any adverse changes to, or our failure to comply with, any laws and regulations could adversely affect our brand, reputation, business, operating results, and financial condition.

The markets for digital securities and cryptocurrencies are still new and rapidly emerging. As such, the Company is subject to an extensive and highly evolving regulatory landscape. The Company’s business is subject to extensive laws, rules, regulations, policies, orders, determinations, directives, treaties, and legal and regulatory interpretations and guidance in the markets in which it operates, including those governing financial services and banking, federal government contractors, trust companies, securities, derivative transactions and markets, broker-dealers and alternative trading systems (“ATS”), crypto asset custody, exchange, and transfer, cross-border and domestic money and crypto asset transmission, foreign currency exchange, privacy, data governance, data protection, cybersecurity, fraud detection, payment services (including payment processing and settlement services), retail protection, competition, bankruptcy, tax, anti-bribery, economic and trade sanctions, anti-money laundering, counter-terrorist financing and others.

Many of these legal and regulatory regimes were adopted prior to currently available advanced technologies. As a result, some applicable laws and regulations world-wide do not contemplate or address unique issues associated with the digital securities and cryptocurrencies, and are subject to significant uncertainty, and vary widely across U.S. federal, state, and international jurisdictions. These legal and regulatory regimes, including the laws, rules, and regulations thereunder, evolve frequently and may be modified, interpreted, and applied in an inconsistent manner from one jurisdiction to another, and may conflict with one another.

This complexity and evolving nature of the Company’s business and the significant uncertainty surrounding the regulation of the digital securities and cryptocurrencies requires us to exercise our best judgment as to whether certain laws, rules, and regulations apply to the Company’s business, and it is possible that governmental bodies and regulators may disagree with our conclusions. To the extent we have misinterpreted any such laws, rules, and regulations, we could be subject to significant fines, revocation of licenses, limitations on our products and services, reputational harm, and other regulatory consequences, each of which may be significant and could adversely affect the Company’s business, operating results, and financial condition.

In addition to existing laws and regulations, various governmental and regulatory bodies, including legislative and executive bodies, in the United States and in other countries, may adopt new laws and regulations not yet in existence. For example, European Union legislation imposing additional regulatory requirements in relation to crypto-related activities is expected in the intermediate term which, among other things, may impose new or additional regulatory requirements on both crypto service providers and issuers of certain crypto assets, which may impact our operations in the European Union. Furthermore, new interpretations of existing laws and regulations may be issued by such bodies or the judiciary, which may adversely impact the development of the digital securities and cryptocurrencies economy as a whole and our legal and regulatory status in particular by changing how we operate our business, how our products and services are regulated, and what products or services we and our competitors can offer, requiring changes to our compliance and risk mitigation measures, imposing new licensing requirements, or imposing a total ban on certain crypto asset transactions, as has occurred in certain jurisdictions in the past. Those new laws, regulations, or interpretations may result in litigation, regulatory investigations, and enforcement or other actions, including preventing or delaying the Company from offering certain products or services offered by its competitors or could impact how the Company offers such products and services. Adverse changes to, or our failure to comply with, any laws and regulations may have an adverse effect on our reputation and brand and our business, operating results, and financial condition.

Moreover, we offer and may in the future offer products and services whose functionality or value depends in part on our management of token transaction smart contracts, asset tracking, or other applications that provide novel forms of customer engagement and interaction delivered via blockchain protocols. We may also offer products and services whose functionality or value depends on our ability to develop, integrate, or otherwise interact with such applications within the bounds of our legal and compliance obligations. The legal and regulatory landscape for such products, including the law governing the rights and obligations between and among smart contract developers and users and the extent to which such relationships entail regulated activity is uncertain and rapidly evolving. Our interaction with those applications, and the interaction of other blockchain users with any smart contracts or assets we may generate or control, could present legal, operational, reputational, and regulatory risks for our business.

Because we have offered and will continue to offer a variety of innovative products and services to our customers, many of our offerings are subject to significant regulatory uncertainty that we try to mitigate by adopting measures that do not necessarily apply to the Company’s current business operation (see for example segregation of assets). There are substantial uncertainties on how these requirements would apply in practice, and we may face substantial compliance costs to operationalize and comply with these rules. Certain products and services offered by us that we believe are not subject to regulatory oversight or are only subject to certain regulatory regimes.

It may be illegal now, or in the future, to acquire, own, hold, sell or use INX Tokens in one or more countries, and ownership of, holding or trading in our Company’s securities may also be considered illegal and subject to sanction. The regulation of blockchain assets remains uncertain or undefined in many jurisdictions. Although we anticipate treating the INX Tokens as securities under the laws of all foreign jurisdictions and adhering to such laws with regard to the offering and sale of INX Tokens abroad, one or more foreign governmental authorities, such as those in China or Russia, may take regulatory action in the future that severely restricts the right to acquire, own, hold, sell or use blockchain assets or to exchange blockchain assets for fiat currency. Such an action may result in the restriction of ownership, holding or trading in the INX Token and other securities. Such restrictions may adversely affect the business or operations of the Company.

While we have implemented policies and procedures designed to help monitor for and ensure compliance with existing and new laws and regulations, there can be no assurance that we and our employees, contractors, and agents will not violate or otherwise fail to comply with such laws and regulations. To the extent that we or our employees, contractors, or agents are deemed or alleged to have violated or failed to comply with any laws or regulations, including related interpretations, orders, determinations, directives, or guidance, we or they could be subject to a litany of civil, criminal, and administrative fines, penalties, orders and actions, including being required to suspend or terminate the offering of certain products and services.

We cannot assure that our policies and procedures in place to comply with applicable complex and evolving laws, regulations, and rules will always be effective, which could have a negative impact on our business operations.

Our ability to comply with applicable complex and evolving laws, regulations, and rules is largely dependent on the establishment, maintenance, and scaling of our compliance, audit, and reporting systems to continuously keep pace with our customer activity and transaction volume, as well as our ability to attract and retain qualified compliance and other risk management personnel. While we have devoted significant resources to develop policies and procedures to identify, monitor, and manage our risks, and expect to continue to do so in the future, we cannot assure you that our policies and procedures are and will always be effective or that we have been and will always be successful in monitoring or evaluating the risks to which we are or may be exposed in all market environments or against all types of risks, including unidentified or unanticipated risks. Our risk management policies and procedures rely on a combination of technical and human controls and supervision that are subject to error and failure. Some of our methods for managing risk are discretionary by nature and are based on internally developed controls and observed historical market behavior, and also involve reliance on standard industry practices. These methods may not adequately prevent losses, particularly as they relate to extreme market movements, which may be significantly greater than historical fluctuations in the market. Our risk management policies and procedures also may not adequately prevent losses due to technical errors if our testing and quality control practices are not effective in preventing failures. In addition, we may elect to adjust our risk management policies and procedures to allow for an increase in risk tolerance, which could expose us to the risk of greater losses.

Certain crypto assets in which we may in the future facilitate trading may be subject to regulatory authority by the CFTC. Any fraudulent or manipulative activity in a crypto asset occurring on our platform could subject us to increased regulatory scrutiny, regulatory enforcement, and litigation.

The CFTC has stated and judicial decisions involving CFTC enforcement actions have confirmed that certain crypto assets may fall within the definition of a “commodity” under the Commodity Exchange Act (“CEA”). As a result, the CFTC would have general enforcement authority to police against manipulation and fraud in at least some crypto asset markets. From time to time, manipulation, fraud, and other forms of improper trading by market participants have resulted in, and may in the future result in, CFTC investigations, inquiries, enforcement action, and similar actions by other regulators, government agencies, and civil litigation. Such investigations, inquiries, enforcement actions, and litigation may cause us to incur substantial costs and could result in negative publicity.

Certain transactions in crypto assets may constitute “retail commodity transactions” subject to regulation by the CFTC as futures contracts. If crypto asset transactions we facilitate are deemed to be such retail commodity transactions, we would be subject to additional regulatory requirements, licenses and approvals, and potentially face regulatory enforcement, civil liability, and significant increased compliance and operational costs.

Any transaction in a commodity, including a crypto asset, entered into with or offered to retail investors using leverage, margin, or other financing arrangements (a “retail commodity transaction”) is subject to CFTC regulation as a futures contract unless such transaction results in actual delivery within 28 days. The meaning of “actual delivery” has been the subject of commentary and litigation, and in 2020, the CFTC adopted interpretive guidance addressing the “actual delivery” of a crypto asset. To the extent that crypto asset transactions that we facilitate or facilitated are deemed retail commodity transactions, including pursuant to current or subsequent rulemaking or guidance by the CFTC, we may be subject to additional regulatory requirements and oversight, and we could be subject to judicial or administrative sanctions if we do not or did not at a relevant time possess appropriate registrations. The CFTC has previously brought enforcement actions against entities engaged in retail commodity transactions without appropriate registrations.

Particular crypto assets or transactions therein could be deemed “commodity interests” (e.g., futures, options, swaps) or security-based swaps subject to regulation by the CFTC or SEC, respectively. If a crypto asset that we facilitate trading in is deemed a commodity interest or a security-based swap, we would be subject to additional regulatory requirements, registrations and approvals, and potentially face regulatory enforcement, civil liability, and significant increased compliance and operational costs.

Commodity interests, as such term is defined by the CEA and CFTC rules and regulations, are subject to more extensive supervisory oversight by the CFTC, including registrations of entities engaged in, and platforms offering commodity interest transactions. This CFTC authority extends to crypto asset futures contracts and swaps, including transactions that are based on current and future prices of crypto assets and indices of crypto assets. To the extent that a crypto asset in which we facilitate or facilitated trading or transactions in a crypto asset which we facilitate or facilitated are deemed to fall within the definition of a commodity interest, including pursuant to subsequent rulemaking or guidance by the CFTC, we may be subject to additional regulatory requirements and oversight and could be subject to judicial or administrative sanctions if we do not or did not at a relevant time possess appropriate registrations as an exchange (for example, as a designated contract market for trading futures or options on futures, or as a swaps execution facility for trading swaps) or as a registered intermediary (for example, as a futures commission merchant or introducing broker). Such actions could result in injunctions, cease and desist orders, as well as civil monetary penalties, fines, and disgorgement, as well as reputational harm. The CFTC has previously brought enforcement actions against entities engaged in crypto asset activities for failure to obtain appropriate exchange, execution facility and intermediary registrations.

Furthermore, the CFTC and the SEC have jointly adopted regulations defining “security-based swaps,” which include swaps based on single securities and narrow-based indices of securities. If a crypto asset is deemed to be a security, certain transactions referencing that crypto asset could constitute a security-based swap. A crypto asset or transaction therein that is based on or references a security or index of securities, whether or not such securities are themselves crypto assets, could also constitute a security-based swap. To the extent that a crypto asset in which we facilitate or have facilitated trading or transactions in a crypto asset which we facilitate or have facilitated are deemed to fall within the definition of a security-based swap, including pursuant to subsequent rulemaking or guidance by the CFTC or SEC, we may be subject to additional regulatory requirements and oversight by the SEC and could be subject to judicial or administrative sanctions if we do not or did not a relevant time possess appropriate registrations as an exchange (for example, as a security-based swaps execution facility) or as a registered intermediary (for example, as a security-based swap dealer or broker-dealer). This could result in injunctions, cease and desist orders, as well as civil monetary penalties, fines, and disgorgement, as well as reputational harm.

A particular crypto asset’s status as a “security” in any relevant jurisdiction is subject to a high degree of uncertainty. If the Company is unable to properly characterize a digital asset listed for trading as a “security”, it may be subject to regulatory scrutiny, inquiries, investigations, fines, and other penalties, which may adversely affect the business, operating results, and its financial condition.

The SEC and its staff have taken the position that certain crypto assets fall within the definition of a “security” under the U.S. federal securities laws. The legal test for determining whether any given crypto asset is a security is a highly complex, fact-driven analysis that may evolve over time, and the outcome is difficult to predict. The SEC generally does not provide advance guidance or confirmation on the status of any particular crypto asset as a security. Furthermore, the SEC’s views in this area have evolved over time and it is difficult to predict the direction or timing of any continuing evolution.

It is also possible that a change in the governing administration or the appointment of new SEC commissioners could substantially impact the views of the SEC and its staff. For example, Chair Gary Gensler has repeatedly remarked on the need for further regulatory oversight on crypto assets, crypto trading, and lending platforms by the SEC. Public statements made in the past by senior officials at the SEC have indicated that they do not intend to take the position that Bitcoin or Ethereum are securities (in their current form). In May 2022, the Chair of the U.S. Commodity Futures Trading Commission (the “CFTC”), Rostin Behnam, stated that Bitcoin and Ethereum are commodities. However, in June 2022, Mr. Gensler suggested that Bitcoin is a commodity but did not opine on the status of other crypto assets. Such statements by officials at the CFTC and the SEC are not official policy statements by these agencies and reflect only the speakers’ views, which are not binding on any agency or court and cannot be generalized to any other crypto asset. In addition, in July 2022, the SEC separately filed securities fraud charges against a former employee related to misuse of confidential information. These SEC’s charges allege that nine crypto assets involved in this matter are securities under federal securities laws, seven of which are, or were, listed on the platform. Despite the SEC being the principal federal securities law regulator in the United States, whether or not an asset is a security under federal securities laws is ultimately determined by a federal court. With respect to these and other crypto assets, there is currently no certainty under the applicable legal test, such as the “Howey Test”, that such assets are not securities, notwithstanding the conclusions the Company may draw based on its risk- based assessment regarding the likelihood that a particular crypto asset could be deemed a “security” under applicable laws. Similarly, though the SEC’s Strategic Hub for Innovation and Financial Technology published a framework for analyzing whether any given crypto asset is a security in April 2019, this framework is also not a rule, regulation or statement of the SEC and is not binding on the SEC. In January 21, 2025, the SEC launched a crypto task force, led by Commissioner Hester Peirce, dedicated to developing a comprehensive and clear regulatory framework for crypto assets. Additionally, on February 20, 2025, the SEC announced the creation of the Cyber and Emerging Technologies Unit (CETU), which consists of approximately 30 fraud specialists and attorneys, focusing on combating cyber-related misconduct and protecting retail investors from bad actors in the emerging technologies space.

Several foreign jurisdictions have taken a broad-based approach to classifying crypto assets as “securities,” while other foreign jurisdictions, such as Switzerland, Malta, and Singapore, have adopted a narrower approach. As a result, certain crypto assets may be deemed to be a “security” under the laws of some jurisdictions but not others. Various foreign jurisdictions may, in the future, adopt additional laws, regulations, or directives that affect the characterization of crypto assets as “securities.”

The classification of a crypto asset as a security under applicable law has wide-ranging implications for the regulatory obligations that flow from the offer, sale, trading, and clearing of such assets. For example, a crypto asset that is a security in the United States may generally only be offered or sold in the United States pursuant to a registration statement filed with the SEC or in an offering that qualifies for an exemption from registration.

The Company has developed specific criteria and follows its policies and procedures to analyze each digital asset whether it could be deemed a “security” under applicable laws prior to listing such asset on the trading platform. The Company’s policies and procedures do not constitute a legal standard, but rather represent the Company-developed model, which it uses to make a risk- based assessment regarding the likelihood that a particular crypto asset could be deemed a “security” under applicable laws. Regardless of the conclusions, the Company could be subject to legal or regulatory action in the event the SEC, a state or foreign regulatory authority, or a court were to determine that a supported crypto asset currently offered, sold, or traded on our platform is a “security” under applicable laws.

The policy reviews a variety of factors for each listing, including applying such review as it relates to the Howey Test to the extent applicable. The policy considers, among other things, the use, purpose, and specific features of each crypto asset being considered. The analysis is based on reasonably strong arguments to conclude that the crypto asset is or is not, a security. Once all of these assessments are completed and internally approved by the relevant stakeholders, the due diligence checklist is reviewed and approved by the INX Digital, Inc. (“INXD”) Board of Directors.

The Company will only approve a listing through the foregoing policy that it reasonably determines is not used to circumvent laws and regulations or that may facilitate the obfuscation or concealment of a customer’s or counterparty’s identity. Additionally, the Company will only approve cryptocurrencies that it reasonably determines are not crypto assets that fall under the jurisdiction of securities regulations in the U.S. and may seek the guidance of outside legal counsel in this determination. The Company will only permit the trading of a crypto asset consistent with relevant consumer protection standards and that do not jeopardize INXD’s safety and soundness as a going concern.

The Company believes that its process reflects a comprehensive and thoughtful analysis and is reasonably designed to facilitate consistent application of available legal guidance to crypto assets to facilitate informed risk-based business judgment. However, it recognizes that the application of securities laws to the specific facts and circumstances of crypto assets may be complex and subject to change, and that a listing determination does not guarantee any conclusion under the U.S. federal securities laws.

There can be no assurances that we will properly characterize over time any given crypto asset as a security or non-security for purposes of determining whether our platform will support trading of the crypto asset, or that the SEC, foreign regulatory authority, or a court, if the question was presented to it, would agree with our assessment. If an applicable regulatory authority or a court, having final determinative authority on the topic, were to determine that a supported crypto asset currently offered, sold, or traded on our platform is a security, while we concluded otherwise, we could be subject to judicial or administrative sanctions for failing to offer or sell the crypto asset in compliance with the registration or exemption requirements. Such an action could result in injunctions, cease and desist orders, as well as civil monetary penalties, fines, and disgorgement, criminal liability, and reputational harm. Customers that traded such supported crypto assets on our platform and suffered trading losses could also seek to rescind a transaction that we facilitated on the basis that it was conducted in violation of applicable law, which could subject us to significant liability. We may also be required to cease facilitating transactions in the supported crypto asset other than via our licensed subsidiaries, which could negatively impact our business, operating results, and financial condition. Furthermore, if we remove any crypto assets from trading on our platform for any reason, our decision may be unpopular with users and may reduce our ability to attract and retain customers, especially if such assets remain traded on unregulated exchanges, which includes many of our competitors.

Further, if Bitcoin, Ethereum, or any other supported crypto asset is deemed to be a security under any U.S. federal, state, or foreign jurisdiction, or in a proceeding in a court of law or otherwise, it may have adverse consequences for such supported crypto asset. For instance, all transactions in such supported crypto assets would have to be registered with the SEC or other foreign authority, or conducted in accordance with an exemption from registration, which could severely limit its liquidity, usability and transactability. Moreover, the networks on which such supported crypto assets are utilized may be required to be regulated as securities intermediaries, and subject to applicable rules, which could effectively render the network impracticable for its existing purposes. Further, it could draw negative publicity and a decline in the general acceptance of the crypto asset. Also, it may make it difficult for such supported crypto assets to be traded, cleared, and held in custody as compared to other crypto assets that are not considered to be securities. Specifically, even if transactions in a crypto asset were registered with the SEC or conducted in accordance with an exemption from registration, the current intermediary-based framework for securities trading, clearance and settlement is not consistent with the operations of the crypto asset market. For example, under current SEC guidance, crypto asset securities cannot be held on behalf of customers by broker-dealers that also support custody of traditional securities; and the SEC has not permitted public permissionless blockchain-based clearance and settlement systems for securities.

Adding crypto assets to, or removing from our platform

The Company has a policy and process in place for adding new crypto asset securities and cryptocurrencies for listing or trading on its platform. The Company’s legal and compliance teams, in cooperation with the Chief Compliance Officer, evaluate the legal, compliance, technology, cybersecurity, and operational risks with respect to listing a cryptocurrency. The evaluation is done in the form of a due diligence checklist, upon which the above parties have to signify approval, and once this is done, the checklist is then sent to the Board of Directors of INXD, for a final review and approval.

More specifically, the relevant risk areas that INXD takes into consideration regarding each cryptocurrency include the overview and history, roadmap, business purpose, usage, distribution and concentration, regulation, compliance obligations, Howey Test triggers, risk assessment, token type, white paper, blockchain type, engineering, security and code, prototype, consensus process, network, operating costs, supply, rewards and penalties, development team, and operations.

As we continue to expand our business and customer base outside the United States, we may be vulnerable to risks related to unauthorized or impermissible customer access outside of the jurisdictions in which we operate, which may result in significant legal and financial exposure, damage to our reputation, and a loss of confidence in the services we provide

As we expand and localize our international activities, we have become increasingly obligated to comply with the laws, rules, regulations, policies, and legal interpretations of both the jurisdictions in which we operate and those into which we offer services on a cross-border basis. For instance, financial regulators outside the United States have increased scrutiny of crypto asset exchanges over time, such as by requiring crypto asset exchanges operating in their local jurisdictions to be regulated and licensed under local laws.

Regulators worldwide frequently study each other’s approaches to the regulation of the crypto economy. Consequently, developments in one jurisdiction may influence other jurisdictions and any such development may be extended to additional services and other jurisdictions. As a result, risks created by any new law or regulation in one jurisdiction are magnified by the potential that they may be replicated, affecting our business in another jurisdiction or involving another service. Conversely, if regulations diverge worldwide, we may face difficulty and increased expenses adjusting our products, services, and other aspects of our business with the same effect. These risks are heightened as we face increased competitive pressure from other similarly situated businesses engaging in regulatory arbitrage to avoid the compliance costs associated with regulatory changes.

Although the Company monitors closely the above mentioned risks and takes proactive steps to mitigate them, any breach or unauthorized customer access to products and services outside jurisdictions in which we operate could result in significant legal and financial exposure, damage to our reputation, and a loss of confidence in the services we provide that could potentially have an adverse effect on our business, while resulting in regulatory penalties or the imposition of burdensome obligations by regulators.

Our use of digital engagement practices (“DEPs”) may be impacted by current and potential future regulations, which may adversely affect our business, operating results and financial condition.

Our success depends on our ability to retain existing customers and attract new customers, including ecosystem partners, to increase engagement with our products, services, and platform, which is done in part by the use of DEPs. While DEPs have the potential to encourage beneficial investor behavior, certain DEPs may have the potential to encourage retail investors to transact in a manner that may be inconsistent with their investment goals or risk tolerance.

The genesis and growth of DEPs in the securities industry today has led to increased SEC scrutiny in the way companies utilize DEPs, including the risk that certain DEPs may encourage frequent trading, options trading, trading on margin, and trading in complex securities products. Current and future regulations regarding the use of DEPs may subject us to audits, inquiries, whistleblower complaints, adverse media coverage, investigations, severe criminal, or civil sanctions, damage our reputation, or result in fines or proceedings by governmental agencies and private claims and litigation, any of which could adversely affect our business, operating results, and financial condition.

There is a risk that, as we expand, we may assume liabilities for breaches experienced by any companies we acquire. Additionally, there are potentially inconsistent world-wide government regulations pertaining to data protection and privacy. Despite our efforts to comply with applicable laws, regulations and other obligations relating to privacy, data protection, and information security, it is possible that our practices, offerings, or platform could fail, or be alleged to fail, to meet applicable requirements. For instance, the overall regulatory framework governing the application of privacy laws to blockchain technology is still highly undeveloped and likely to evolve. Our failure, or the failure by our third-party providers or partners, to comply with applicable laws or regulations and to prevent unauthorized access to, or use or release of personal data, or the perception that any of the foregoing types of failure has occurred, even if unfounded, could subject us to audits, inquiries, whistleblower complaints, adverse media coverage, investigations, severe criminal, or civil sanctions, damage our reputation, or result in fines or proceedings by governmental agencies and private claims and litigation, any of which could adversely affect our business, operating results, and financial condition.

Risk Factors Related to INX’s Operations

Our ability to continue to develop our trading platforms faces operational, technological and regulatory challenges and we may not be able to continue to develop this business as contemplated.

We may not be able to continue to develop the platforms as contemplated by our business model. In addition, a number of factors could materially adversely affect our ability to commercialize and generate any profits from our business.

The structuring and maintenance and further development of our trading platforms could lead to unanticipated and substantial costs, delays or other operational or financial difficulties. Our platforms are complex and their maintenance and further development requires the integration of multiple technologies and the development of software.

There can be no assurance that our platforms will gain the acceptance of customers or other market participants. Because blockchain asset trading is still in its early stages, it is difficult to predict the preferences and requirements of blockchain asset traders and our platform design and technology may be incompatible with new or emerging forms of blockchain assets or related technologies. Failure to achieve acceptance would impede our ability to develop and sustain a commercial business.

While the trading platform of INXS is a registered broker-dealer and FINRA member that operates an SEC- recognized alternative trading system and that the INXD trading platform is licensed as a money transmitter in certain states, there can be no assurance our platform will qualify for additional registrations that we are seeking or we plan to seek with the SEC, FINRA, U.S. state regulators and various other regulatory bodies both in the U.S. and in other countries, including Israel. We are licensed or otherwise qualified to operate as a money transmitter in 49 US states plus Washington D.C. and Puerto Rico. We intend to obtain money transmitter licenses or otherwise become qualified to operate in more U.S. states by the end of 2025. In addition, if in the future we determine to proceed with the establishment of a platform for the trading of cryptocurrency-based derivatives, we would be required to seek registrations with other regulatory bodies, such as the CFTC.

We may fail to qualify for registrations under any of these authorities or we may be required to alter our business model as currently contemplated in order to meet the requirements of these regulatory authorities. Either of these results would have a broad impact on us and could have a material adverse effect on our businesses, financial condition, results of operations and prospects and, as a result, investors could lose all or most of their investment.

Because distributions to the INX Token Holders are dependent on our cash flow, our failure to continue to develop the Company platforms, failure of the platforms to gain regulatory approvals or failure of the platforms to gain acceptance may prevent us from paying a distribution to the INX Token Holders. Such adverse effects would impact the utility, liquidity, and the trading price of INX Tokens and potentially render INX Tokens worthless.

Firms in the financial services industry have experienced increased scrutiny in recent years. Such regulatory or other actions may lead to penalties, fines, disbarment and other sanctions which could place restrictions or limitations on our operations and otherwise have a material adverse effect on our businesses.

INX expects to face intense competition from other companies and, if INX is not able to successfully compete, its business, financial condition and operating results will be materially harmed.

The digital assets industry is highly innovative and rapidly evolving, with frequent introductions of new products and services, and subject to uncertain and evolving industry and regulatory requirements. Although we strongly believe that our key competitive advantage is the ability to offer digital assets and security tokens on a single trading platform and within a regulated and fully transparent environment as a public company, we expect competition to further intensify in the future as existing and new competitors introduce new products or enhance existing service offerings. We compete against a number of companies that focus on traditional financial services and those that focus on blockchain-based services.

We expect to encounter competition in all aspects of our business, including from entities having substantially greater capital and resources, offering a wide range of products and services and in some cases operating under a different and possibly less stringent regulatory regime.

We will face competition from other securities, futures and securities option exchanges; over-the- counter markets (OTC); clearing organizations; large industry participants; swap execution facilities; alternative trade execution facilities; technology firms, including electronic trading system developers, and others. New entrants may enter the market with alternative methods of providing trade execution and related services, and existing competitors may launch new initiatives.

Our main competitors fall into the following categories:

●	traditional financial technology and brokerage firms that have entered the crypto asset market in recent years and offer overlapping features targeted at our customers; and

●	companies focused on the crypto asset market, some of whom adhere to local regulations and directly compete with our platform, and many who choose to operate outside of local rules and regulations or in jurisdictions with less stringent local rules and regulations and are potentially able to more quickly adapt to trends, support a greater number of crypto assets, and develop new crypto-based products and services due to a different standard of regulatory scrutiny.

Many of these competitors have greater financial, marketing, technological and personnel resources than we do. In addition, many of our competitors may offer a wider range of bundled services, have broader name recognition, and have larger customer bases than we do.

Due to our regulated status in several jurisdictions and our commitment to legal and regulatory compliance, we have not been able to offer many popular products and services, including products and services that our unregulated or less regulated competitors are able to offer to a group that includes many of our customers, which may adversely impact our business, financial condition, and results of operations.

In recent years, our commitment to compliance and the attendant customer-facing requirements, including customer due diligence requirements, have resulted in our customers transferring significant funds and crypto assets to unregulated or less regulated competitors. We also have expended significant managerial, operational, and compliance costs to meet the legal and regulatory requirements applicable to us in the United States and other jurisdictions in which we operate and expect to continue to incur significant costs to comply with these requirements, which unregulated or less regulated competitors have not had to incur.

Many innovative start-up companies and larger traditional financial services companies have made, and continue to make, significant investments in research and development, and we expect these companies to continue to develop similar or superior products and technologies that compete with our products. Further, more traditional financial and non-financial services businesses may choose to offer blockchain-based services in the future as the industry gains adoption.

Our existing competitors have, and our potential competitors are expected to have, various competitive advantages over us, such as:

●	the ability to trade crypto assets and offer products and services that we do not support or offer on our platform (due to constraints from regulatory authorities, our banking partners, and other factors) such as tokens that constitute securities or derivative instruments under U.S. or foreign laws;

●	greater name recognition, longer operating histories, larger customer bases, and larger market shares;

●	larger sales and marketing budgets and organizations;

●	greater resources to make acquisitions;

●	larger and more mature intellectual property portfolios;

●	established core business models outside of the trading of crypto assets, allowing them to operate on lesser margins or at a loss;

●	operations in certain jurisdictions with lower compliance costs and greater flexibility to explore new product offerings; and

●	substantially greater financial, technical, and other resources.

Our ability to develop competitive advantages will require continued enhancements to our products, investment in the development of our services, additional marketing activities and enhanced customer support services. There can be no assurance that we will have resources to make sufficient investments in the development of our services, that our competitors will not devote significantly more resources to competing services or that we will otherwise be successful in developing market share. If competitors offer superior services, our market share could be affected and this would adversely impact our business and results of operations.

Failure to keep up with rapid changes in industry-leading technology, products and services could negatively impact INX’s results of operations.

The financial services industry is subject to rapid technological change and evolving industry standards. User demands become greater and more sophisticated as the dissemination of products and information to customers increases. If INX is unable to anticipate and respond to the demand for new services, products, and technologies, innovate in a timely and cost-effective manner and adapt to technological advancements and changing standards, INX may be unable to compete effectively, which could have a material adverse effect on its business. Many of INX’s competitors have significantly greater resources than INX does to fund research and development initiatives. Moreover, the development of technology-based services is a complex and time-consuming process. New products and enhancements to existing products can require long development and testing periods. Significant delays in new product releases, failure to meet key deadlines, or significant problems in creating new products could negatively impact INX’s revenues and profits.

The extent to which blockchain assets are used to fund criminal or terrorist enterprises or launder the proceeds of illegal activities could materially impact INX’s business.

The potential, or perceived potential, for anonymity in transfers of bitcoin and similar blockchain assets, as well as the decentralized nature of blockchain networks, has led some terrorist groups and other criminals to solicit bitcoins and other blockchain assets for capital raising purposes. As blockchain assets have grown in both popularity and market size, the U.S. Congress and a number of U.S. federal and state agencies have been examining the operations of blockchain assets, their users and exchanges, concerning the use of blockchain assets for the purpose of laundering the proceeds of illegal activities or funding criminal or terrorist enterprises.

In addition to the current market, new blockchain networks or similar technologies may be developed to provide more anonymity and less traceability. There is also the potential that other blockchain asset trading platforms may court such illicit activity by not adhering to know-your- customer and anti-money laundering practices.

INX may not be able to prevent illegal activity from occurring over its platforms. INX may be unable to detect the unauthorized use of a KYC/AML vetted account on one of its platforms. Further, we may be unable to verify whether private keys for wallets containing INX Tokens have been transferred to third parties who have not completed our KYC/AML process. Although we have implemented procedures that will ensure that we remain in compliance with our KYC/AML obligations, we may not be successful in deterring or identifying illegal activity.

The use of blockchain assets for illegal purposes, or the perception of such use, over INX’s platforms or on other trading platforms could result in significant legal and financial exposure, damage to the Company’s reputation, damage to the reputation of blockchain assets and a loss of confidence in the services provided by INX’s platforms and the blockchain asset community as a whole. INX’s failure to meet its KYC/AML requirements could result in regulatory penalties which could have a materially adverse effect on INX’s business.

INX may not have sufficient cash flow from operating activities, cash on hand and the ability to obtain borrowing capacity to finance required capital expenditures, fund strategic initiatives and meet the Company’s and INX’s other cash needs. These obligations require a significant amount of cash, and the Company and INX may need additional funds, which may not be readily available.

The viability of INX’s business is dependent on the availability of adequate capital to develop and maintain the business and meet regulatory capital requirements. INX needs to continue to invest in its operations for the foreseeable future to carry out its business plan. If INX Trading Solutions does not attract clients and does not achieve the expected operating results, INX will need to seek additional financing or revise the business plan. The Company’s ability to borrow additional funds may be impacted by financial lending institutions’ ability or willingness to lend to the Company on commercially acceptable terms.

Low levels of operating cash flow together with limited access to capital or credit in the future could have an impact on the Company’s ability to meet regulatory capital requirements, invest in INX software and infrastructure, engage in strategic initiatives, make acquisitions or strategic investments in other companies, react to changing economic and business conditions, repay outstanding debt, or make dividend payments. Such outcomes could have an adverse effect on the Company’s business, financial condition and operating results.

Our securities business exposes us to capital requirements and regulatory risk.

Broker-dealers are also subject to regulatory capital requirements promulgated by the applicable regulatory and exchange authorities of the countries in which they operate. The failure to maintain required regulatory capital may lead to suspension or revocation of a broker-dealer registration and suspension or expulsion by a regulatory body. If existing cash together with cash from operations are not sufficient, we may need to reject orders from clients and we may ultimately breach regulatory capital requirements.

Furthermore, if our broker-dealer subsidiaries are subject to new or modified regulatory capital rules or requirements, or fines, penalties or sanctions due to increased or more stringent enforcement, it could materially limit or reduce the liquidity we may need to expand or even maintain our then-present levels of business, which could have a material adverse effect on our business, results of operations and financial condition.

We may be unable to maintain minimum net capital that meets regulatory requirements. Further, our commitment to maintain the Cash Fund or other regulatory reserves may limit our ability to invest in our future growth.

As a broker-dealer, we must maintain minimum net capital that satisfies the requirements under Rule 15c3-1 under the Exchange Act. Depending upon our future business activities, we may become subject to additional capital requirements in the United States or other foreign jurisdictions in which we may conduct business in the future.

In the U.S., we have obtained licenses to operate as money transmitters (or the equivalent in the states where such licenses or equivalent are required to conduct our business), in 49 U.S. states as well as in the District of Columbia and Puerto Rico. As a licensed money transmitter, we are subject to, among other things, capital requirements including the net worth of our subsidiary, INX Digital, Inc.

Current and future regulations may require us to accumulate capital reserves in our subsidiaries which could limit our ability to carry on or expand our operations or may result in higher than anticipated costs for financing our operations.

In addition, we have established a Cash Fund, as defined below, by reserving 75% of the gross proceeds less payments to underwriters from our initial public offering in excess of $25 million to be available to cover customer and Company losses, if any, that result from cybersecurity breaches or theft, errors in execution of the trading platform or its technology, and counterparty defaults, including instances where counterparties lack sufficient collateral to cover losses. We refer to this amount as our “Cash Fund.” The Cash Fund is intended to provide additional protection to our customers and maintain the financial stability of the Company.

In addition, we invest a significant level of resources in the continued development and operation of our trading platform and the development of our service offering. We cannot guarantee that we will have or will maintain sufficient funding to continue investing in our business and successfully execute our business plan.

If our reserves are insufficient to cover our future liabilities, we may be required to raise additional capital. Any one or all of these outcomes may have a material effect on our business.

There can be no assurance that INX will have sufficient assets or will be able to maintain liability insurance on acceptable terms or with adequate coverage to cover its liabilities.

If our platform or the INX Token is alleged to have a flaw or is hacked such that our customers suffer significant losses, we may be subject to significant liability claims or regulatory action. To mitigate this risk, we have established a Cash Fund by reserving 75% of the gross proceeds less payments to underwriters from our initial public offering in excess of $25 million to be available to cover customer and Company losses, if any, that result from cybersecurity breaches or theft, errors in execution of the trading platform or its technology, and counterparty defaults, including instances where counterparties lack sufficient collateral to cover losses. The Company utilizes the Cash Fund only in response to these events. However, the Cash Fund may be insufficient to cover all losses associated with significant liability claims. Further, the Company does not plan to replenish the Cash Fund after our initial public offering and after it has been used for these purposes.

Further, insurance coverage against such losses is expensive and may not be available in the future on acceptable terms, or at all. Available insurance coverage may be subject to unfavorable terms and conditions and require payments of significant deductibles, or it may not be sufficient to cover all losses in the case of a claim. The inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential liability claims could result in us becoming subject to significant liabilities that are uninsured.

Risks to customers’ assets in the event of insolvency or bankruptcy of any INX entity

Customer custodial assets represent restricted funds maintained in segregated accounts that are held in accounts for the exclusive benefit of customers. The Company holds liquid assets, as defined by applicable regulatory requirements equal to at least 100% of the aggregate amount of all customers custodial liabilities. All customer funds are held in their original currency one-to-one at the firm’s digital assets custodian as well as at a specifically designated U.S. bank account. The firm does not hypothecate, invest or use customer funds for any other purpose.

The Company places great importance on safeguarding customers’ crypto assets. During 2023, the Company implemented segregation of customer funds following the CFTC segregation model under the CEA Rule 1.20, Futures customer funds to be segregated and separately accounted for, to the extent feasible and available. We achieved this protection by amending contractual agreements with our custodian and certain banks holding customer funds. Such amendments, among other related provisions, include the addition of a written segregation acknowledgement letter issued by our custodian and banks acknowledging certain accounts to be specifically designated as holding customer funds and prohibit the right of offset between customer and house assets deposited by INX and held by such custodians and banks. The key objective of the contractual revisions is to separate assets held in specifically designated customer accounts from the Company’s general estate, thus making them bankruptcy remote and not subject to claims of general creditors, a required practice under CFTC rules, and a framework that we believe can be similarly applied by digital assets intermediaries. Pursuant to this segregation mechanism, the Company modified its services agreements with the custodian holding digital assets in specifically designated, and titled as such, custodial accounts on a segregated basis for the sole benefit of the Company’s customers. Under such agreements, assets held in segregated accounts are intended to be recognized as customer property and in the event that the Company becomes subject to either a voluntary or involuntary petition for relief under the U.S. Bankruptcy Code, under the segregation acknowledgement terms between the Company and the bank or the custodian, the Company believes that the bank or the custodian would have no obligation to release customer funds and digital assets held in the custodial accounts, except upon instructions of the trustee in bankruptcy or pursuant to a bankruptcy court order. Moreover, the segregation requirement prohibits the right of offset between customer and proprietary assets held by the bank or the custodian.

Accordingly, the Company believes that a court would not treat customers’ crypto assets as part of the Company’s general estate; however, due to the novelty of crypto assets, there can be no assurance that a bankruptcy court would not determine to include these customer assets as part of our bankruptcy estate in the event of our insolvency or bankruptcy.

Our failure to safeguard and manage our customers’ fiat currencies and crypto assets could adversely impact our business, operating results, and financial condition.

Our customer funds are held with our partnering banks and custodians, which are not affiliated with INX. Supported crypto assets are not insured or guaranteed by any government or government agency. The ability to manage and accurately safeguard customer assets requires a high level of internal controls. As our business continues to grow and we expand our product and service offerings, we must continue to strengthen our associated internal controls and ensure that our partners do the same. Our success and the success of our offerings requires significant public confidence in our and our partners’ ability to properly manage customers’ balances and handle large and growing transaction volumes and amounts of customer funds. In addition, we are dependent on our partners’ operations, liquidity, and financial condition for the proper maintenance, use, and safekeeping of these customer assets. Any failure by us or our partners to maintain the necessary controls or to manage customer crypto assets and funds appropriately and in compliance with applicable regulatory requirements could result in reputational harm, litigation, regulatory enforcement actions, significant financial losses, lead customers to discontinue or reduce their use of our services, and result in significant penalties and fines and additional restrictions, which could adversely impact our business, operating results, and financial condition.

Moreover, because custodially held crypto assets may be considered to be the property of a bankruptcy estate, in the event of a bankruptcy, the crypto assets we hold in custody on behalf of our customers could be subject to bankruptcy proceedings and such customers could be treated as our general unsecured creditors. This may result in customers finding our custodial services more risky and less attractive and any failure to increase our customer base, discontinuation or reduction in use of our platform and products by existing customers as a result could adversely impact our business, operating results, and financial condition.

Our security technology is designed to prevent, detect, and mitigate inappropriate access to our systems, by internal or external threats. We believe we have developed and maintained administrative, technical, and physical safeguards designed to comply with applicable legal requirements and industry standards. However, it is nevertheless possible that hackers, employees or service providers acting contrary to our policies, or others could circumvent these safeguards to improperly access our systems or documents, or the systems or documents of our business partners, agents, or service providers, and improperly access, obtain, misuse customer crypto assets and funds. The methods used to obtain unauthorized access, disable, or degrade service or sabotage systems are also constantly changing and evolving and may be difficult to anticipate or detect for long periods of time.

Any loss of customer cash or crypto assets could result in a substantial business disruption, adverse reputational impact, inability to compete with our competitors, and regulatory investigations, inquiries, or actions. Also, any security incident resulting in a compromise of customer assets could result in substantial costs to us and require us to notify impacted individuals, and in some cases regulators, of a possible or actual incident, expose us to regulatory enforcement actions, including substantial fines, limit our ability to provide services, subject us to litigation, significant financial losses, damage our reputation, and adversely affect our business, operating results, financial condition, and cash flows.

INX may experience system failures or capacity constraints that could materially harm its ability to conduct its operations and execute its business strategy.

INX is heavily dependent on the capacity, reliability and security of the computer and communications systems and software supporting its operations. INX receives and/or processes a large portion of its trade orders through electronic means, such as through public and private communications networks. INX’s systems, or those of its third-party providers, may fail or be shut down or, due to capacity constraints, may operate slowly, causing one or more of the following to occur:

●	unanticipated disruptions in service to our customers;

●	slower response times and delays in our customers’ trade execution and processing;

●	failed settlement of trades;

●	incomplete or inaccurate accounting, recording or processing of trades;

●	financial losses;

●	security breaches;

●	litigation or other customer claims;

●	loss of customers; and

●	regulatory sanctions.

If any of INX’s systems do not operate properly, are compromised, or are disabled, including as a result of system failure, employee or customer error or misuse of its systems, INX could suffer financial loss, liability to customers, regulatory intervention or reputational damage that could affect demand by current and potential users of INX’s market.

INX will need to continue to upgrade, expand and increase the capacity of its systems as its business grows and as it executes its business strategy. Although many of INX’s systems are designed to accommodate additional volume and products and services without redesign or replacement, INX will need to continue to make significant investments in additional hardware and software to accommodate the increases in volume of transactions and order transaction traffic and to provide processing services to third parties. If INX cannot increase the capacity and capabilities of its systems to accommodate an increasing volume of transactions and to execute its business strategy, INX’s ability to maintain or expand its businesses would be adversely affected.

INX may face cyber-attacks and other cyber security risks.

INX regards the secure transmission of confidential information and the ability to continuously transact and clear on its electronic trading platforms as critical elements of its operations. INX’s technology, its people and those of its third-party service providers and its customers may be vulnerable to targeted attacks, unauthorized access, fraud, computer viruses, denial of service attacks, terrorism, firewall or encryption failures and other security problems. Attackers may seek to steal information about INX’s technology, financial data or user information or take other actions that would be damaging to INX.

In addition, as the regulatory environment related to information security, data collection and use, and privacy becomes increasingly rigorous, with new and constantly changing requirements applicable to INX’s business, compliance with those requirements could also result in additional costs.

The INX Token Distributed Ledger is publicly available. The misuse or theft of this information may give rise to breaches of privacy laws, fines and sanctions.

For many blockchain assets, distributed ledgers are used to record transfers of ownership of the asset. Information regarding ownership is most commonly represented by ledger balances and an owner’s public wallet address. Such information includes the complete transfer history from the inception of the respective blockchain asset and such information regarding ownership of the assets, including the public wallet address, is generally available to the public. For many blockchain assets, personal identifying information that is used to associate a public wallet address with its owner is typically maintained in a separate database that is not exposed to the public.

There are a number of data protection, security, privacy and other government- and industry- specific requirements that are implicated by utilizing a distributed ledger. If blockchain networks are unable to satisfy data protection, security, privacy, and other government-and industry-specific requirements, their growth could be harmed.

Security attacks against INX could result in a loss of INX’s blockchain assets, theft of personal information of INX customers or damage to INX’s reputation and brand, each of which could adversely affect an investment in the Company. INX could be required to incur significant expense to protect its systems or investigate any alleged attack.

The crypto industry has suffered a series of thefts, prompting questions about the security of customer funds, with hacking hauls totalling more than $2 billion in 2024 - the fourth straight year where proceeds have topped more than $1 billion. Nearly $19 billion in crypto has been stolen over thirteen years.9 INX’s security systems and operational infrastructure may be breached due to the actions of outside parties, error, or malfeasance of an employee, or otherwise. Techniques used to obtain unauthorized access, disable, or degrade service, or sabotage systems change frequently and may be designed to remain dormant until a predetermined event. Outside parties may also attempt to fraudulently induce INX employees to disclose sensitive information to gain access to INX’s infrastructure. INX also believes that, as its assets grow, INX may become a more appealing target for security threats such as hackers and malware.

In addition, the Company holds private keys that allow it or its transfer agent, as applicable, the ability to “freeze” or automatically reject any digital wallet address from participating in transfers of INX Tokens, or unilaterally transfer INX Tokens out of a third-party digital wallet. If such private keys are compromised, all owners of INX Tokens are at risk of losing the ability to transfer their INX Token out of their digital wallet or they may have their INX Token transferred out of their digital wallet without their permission.

INX’s security measures may prove insufficient depending upon the attack or threat posed. INX may be unable to anticipate these techniques or implement adequate preventative measures. As a result, an unauthorized party may obtain access to INX’s private keys, company, and customer data or blockchain assets.

Any such breach or unauthorized access could result in significant legal and financial exposure, damage to INX’s reputation, and a loss of confidence in the services INX provides that could potentially have an adverse effect on INX’s business, while resulting in regulatory penalties or the imposition of burdensome obligations by regulators. In the event of a security breach, INX may be forced to cease operations, or suffer a reduction in assets, the occurrence of each of which could adversely affect an investment in INX.

[9]	https://www.reuters.com/technology/cybersecurity/cryptos-biggest-hacks-heists-after-15-billion-theft-bybit-2025-02-24/and https://crystalintelligence.com/investigations/thirteen-years-of-crypto-crimes-unveiled/

We are subject to risks in using third-party service providers, including custodians and other agents.

We depend on the services of custodians and other agents and third-party service providers to carry out certain transactions and other business functions (including without limitation, Bitgo Trust, our custodian). Errors and mistakes made by these third parties may be attributed to us and subject us to reputational damage, penalties, or losses. We may be unsuccessful in seeking reimbursement or indemnification from these third-party service providers.

Furthermore, in the event of the insolvency of a custodian, we may be unable to recover equivalent assets in full as we may rank among the custodian’s unsecured creditors in relation to its assets. In addition, a custodian may not segregate our cash (including funds of our customers) from its own cash, and therefore we may rank as unsecured creditors in relation to that cash. The inability to recover assets from the custodian could have a material adverse effect on our results of operations, financial condition, and cash flow.

The counterparty to one or more of our contractual arrangements could default on its obligations under the contract. Default risk may arise from events or circumstances that are difficult to detect, foresee or evaluate. In addition, the default by large market participants that the market experienced led to significant liquidity problems for other market participants, which could in turn expose us to significant losses. If a counterparty defaults, we may be unable to take action to cover the exposure and could incur material losses and legal and reputational damages. We may not accurately anticipate the impact of market stress or counterparty financial condition and, as a result, we could take insufficient action to reduce these risks effectively, which, if left unmitigated, could have a material adverse effect on our results of operations, financial condition and cash flow.

We are not restricted from dealing with any particular counterparty or from concentrating any or all of our transactions with one counterparty. The consolidation and elimination of counterparties may increase our concentration of counterparty risk.

The loss of key personnel could have a material adverse effect on the Company.

INX’s success depends solely on the continued services of key personnel, particularly its senior management, who have extensive market knowledge and long-standing industry relationships. In particular, INX’s reputation among and its relationships with key blockchain industry leaders are the direct result of a significant investment of time and effort by INX’s senior management to build credibility in a highly specialized industry. INX’s business will be adversely affected if INX is unable to attract and retain talented employees, including sales, technology, operations, and development professionals.

INX’s business operations require highly specialized knowledge of the financial industry and of technological innovation as it applies to the financial industry. If INX is unable to hire or retain the services of talented employees, including executive officers, other key management and sales, technology, operations and development professionals, INX would be at a competitive disadvantage. In addition, recruitment and retention of qualified staff could result in substantial additional costs. The loss of the services of one or more of INX’s executive officers or other key professionals or INX’s inability to attract, retain and motivate qualified personnel, could have a material adverse effect on INX’s ability to operate its business.

The size, nature and complexity of the Company’s business could make it susceptible legal proceedings which may have an adverse effect on our reputation and brand and our business, operating results, and financial condition.

The size, nature and complexity of the Company’s business could make it susceptible to various claims, both in litigation and binding arbitration proceedings, legal proceedings, and government investigations, due to the heightened regulatory scrutiny following the recent disruptions in the crypto asset markets. The Company believes that since the digital asset industry generally is a relatively new business sector, it is more likely subject to government investigation and regulatory determination, particularly following the recent cryptocurrency market participant bankruptcies. Any claims, regulatory proceedings or litigation that could arise in the course of the Company’s business could have a material adverse effect on the Company, its business or operations, or the industry as a whole.

The scope, determination, and impact of claims, lawsuits, government and regulatory investigations, enforcement actions, disputes, and proceedings to which we are subject cannot be predicted with certainty, and may result in:

●	substantial payments to satisfy judgments, fines, or penalties;

●	substantial outside counsel, advisor, and consultant fees and costs;

●	substantial administrative costs, including arbitration fees;

●	additional compliance and licensure requirements;

●	loss or non-renewal of existing licenses or authorizations, or prohibition from or delays in obtaining additional licenses or authorizations, required for our business;

●	loss of productivity and high demands on employee time;

●	criminal sanctions or consent decrees;

●	termination of certain employees, including members of our executive team;

●	barring of certain employees from participating in our business in whole or in part;

●	orders that restrict our business or prevent us from offering certain products or services;

●	changes to our business model and practices;

●	delays to planned transactions, product launches or improvements; and

●	damage to our brand and reputation.

Further, we believe increasingly strict legal and regulatory requirements and additional regulatory investigations and enforcement, any of which could occur or intensify, may result in changes to our business, as well as increased costs, and supervision and examination for ourselves, our affiliates, and service providers. Moreover, new laws, regulations, or interpretations may result in additional litigation, regulatory investigations, and enforcement or other actions, including preventing or delaying us from offering certain products or services offered by our competitors or could impact how we offer such products and services. Adverse changes to, or our failure to comply with, any laws and regulations have had, and may continue to have, an adverse effect on our reputation and brand and our business, operating results, and financial condition.

As of this date, the Company is not aware of any legal proceedings or government investigations, pending or known to be threatened, in the United States or in other jurisdictions against the Company or its affiliates. However, the Company may be subject to regulatory oversight by numerous state, federal, and foreign regulators and we may become subject to various legal proceedings, inquiries, investigations, and demand letters that arise in the course of our business.

As a financial services provider, INX is subject to significant litigation risk and potential securities law liability.

Many aspects of INX’s business involve substantial litigation risks. INX could be exposed to substantial liability under federal and state laws and court decisions, as well as rules and regulations promulgated and/or direct actions brought by the SEC, state securities regulators, and other U.S. regulatory agencies.

These risks include, among others, potential liability from disputes over terms of a trade, the claim that a system failure or delay caused monetary losses to a customer, that INX entered into an unauthorized transaction, that INX provided materially false or misleading statements in connection with a transaction or that INX failed to effectively fulfill its regulatory oversight responsibilities. INX may be deemed an underwriter under the Securities Act with regard to its role and involvement with respect to any initial offerings of securities on the INXS Trading Platform, and its failure to comply with applicable federal securities laws may expose INX to legal liability. INX may be subject to disputes regarding the quality of trade execution, the settlement of trades or other matters relating to its services. INX may become subject to these claims as a result of failures or malfunctions of its systems and services it provides.

INX could incur significant legal expenses defending claims, even those without merit. An adverse resolution of any future lawsuit or claim against INX could have a material adverse effect on INX’s business and its reputation. To the extent INX is found to have failed to fulfill its regulatory obligations, INX could lose its authorizations or licenses or become subject to conditions that could make future operations more costly and impairing INX’s profitability.

INX’s compliance and risk management programs might not be effective and may result in outcomes that could adversely affect INX’s reputation, financial condition, and operating results.

INX’s ability to comply with applicable laws and rules is largely dependent on its establishment and maintenance of compliance, review and reporting systems, as well as its ability to attract and retain qualified compliance and other risk management personnel. INX faces the risk of significant intervention by regulatory authorities, including extensive examination and surveillance activity.

While INX has devoted significant resources to develop its compliance policies and procedures and expect to continue to do so in the future, INX cannot assure that its compliance policies and procedures will always be effective or that INX will always be successful in monitoring or evaluating its risks. In the case of alleged non-compliance with applicable laws or regulations, INX could be subject to investigations and judicial or administrative proceedings that may result in substantial penalties or civil lawsuits, including by customers, for damages, which could be significant. Any of these outcomes may adversely affect INX’s reputation, financial condition, and operating results.

Operational risks, such as misconduct and errors of INX’s employees or entities with which INX does business, are difficult to detect and deter and could cause INX reputational and financial harm.

INX’s employees and agents could engage in misconduct which may include conducting and concealing unauthorized activities, improper use, or unauthorized disclosure of confidential information. INX is at risk that its employees may engage in insider trading of the digital assets listed on one of its platforms which may lead to corporate actions, such as a suspension of trading, and legal actions that could have an adverse effect on INX.

Further, INX’s employees could make errors in recording or executing transactions for customers which would cause INX to enter into transactions that customers may disavow and refuse to settle.

It is not always possible to deter misconduct by INX’s employees, and the precautions INX takes to prevent and detect this activity may not be effective in all cases. INX’s ability to detect and prevent errors or misconduct by entities with which INX does business may be even more limited. Such misconduct could subject INX to financial losses or regulatory sanctions and materially harm INX’s reputation, financial condition, and operating results.

INX’s operations of businesses outside of the United States and its acceptance of currencies other than the U.S. Dollar will subject INX to currency fluctuation risk.

INX intends to expand globally, and portions of INX’s revenues and expenses will be denominated in currencies other than the U.S. dollar. Because INX’s financial statements are presented in U.S. dollars, INX must translate non-U.S. dollar denominated revenues, income, and expenses, as well as assets and liabilities, into U.S. dollars at exchange rates in effect during or at the end of each reporting period. These fluctuations may materially impact the translation of INX’s non-U.S. results of operations and financial condition.

Increases or decreases in the value of the U.S. dollar against these other currencies may affect INX’s operating results and the value of assets and liabilities denominated in foreign currencies.

We accept certain cryptocurrencies as fees for services. Our holding of these cryptocurrencies will subject us to risks due to fluctuations in the value of these cryptocurrencies.

We accept certain cryptocurrencies as payment for services.

Crypto assets as payment fees for crypto and security token services

With regards to trading of digital assets, a transaction fee is charged and deducted from the customer account at the time of the order execution. The transaction fee is set as a percentage of the transaction value based on the fee schedule published on the Company’s website (https://www.inx.co/fee-schedules/) and is charged in the currency of the consideration paid by the customer. For example, if a customer buys BTC with USD, the transaction fee would be charged in USD. The same process is followed with regards to transactions where one digital asset is purchased for another, for example, BTC is purchased with ETH. In this example, the transaction fee would be charged in ETH.

These cryptocurrencies will be held until sold. Proceeds from the sale of such cryptocurrencies will be dependent on the U.S. dollar trading value for the respective cryptocurrency based on the relevant market or markets for that cryptocurrency. Decreases in the fair value of a cryptocurrency while it is held by us will result in a decrease in the operating results of the Company.

To minimize market risk, the Company follows its policy on converting digital assets earned as transaction fees into U.S. dollars if such amounts exceed internally established limits.

INX may not be able to successfully execute its business strategy if it is deemed to be an investment company under the Investment Company Act of 1940.

In general, under the U.S. Investment Company Act, a U.S. company that does not qualify to use one of the “private investment company” (or other specialized) exemptions from investment company status, that has made (or proposes to make) a public offering of its securities and that is, or holds itself out as being, engaged primarily in the business of investing, reinvesting or trading in securities must register, and is subject to regulation, as an investment company under that Act. In addition, in general, investment company status may apply (again, unless a specialized exemption is available) because a company owns “investment securities” (essentially, non- controlling interests in other companies’ securities or controlling interests in companies that have the characteristics of an investment company) constituting more than 40% of the value of the investing company’s unconsolidated assets (disregarding U.S. government securities and “cash items”). INX intends that its future activities will not cause it to be considered an investment company.

Further, our subsidiaries, INX Digital and INX Securities, are engaged in the trading of cryptocurrencies and security tokens, respectively. INX Securities engages in trading security tokens that constitute securities. We believe that INX Securities qualifies to utilize an exemption from investment company status under Section 3(c)(2) of the Investment Company Act that applies to entities “primarily engaged in the business of underwriting and distributing securities issued by other persons, selling securities to customers, acting as broker, and acting as market intermediary, or any one or more of such activities, whose gross income normally is derived principally from such business and related activities.”

Accordingly, INX believes that the cryptocurrencies that INX or its subsidiaries will own and trade in will not be securities. In the case of trading in security tokens by a subsidiary that qualifies to use the Section 3(c)(2) exemption from investment company status, INX’s ownership interest in that subsidiary will not constitute an “investment security” (as a result of the availability of the exemption). As a result, INX believes it will not be primarily engaged in the business of investing, reinvesting or trading in securities and that investment securities will not constitute more than 40% of the unconsolidated value of its total assets after eliminating holdings in U.S. government securities and cash items.

While INX believes that its business activities will not cause it to be an investment company, if it was deemed to be, and was required to register as, an investment company, INX would be forced to comply with substantive requirements under the Investment Company Act, including limitations on its ability to borrow, limitations on its capital structure, limitations on its ability to issue additional common stock, restrictions on acquisitions of interests in associated companies, prohibitions on transactions with affiliates, restrictions on specific investments, and compliance with governance, reporting, record keeping, voting, proxy disclosure and other statutory requirements and related rules and regulations. If INX was forced to comply with those requirements, it would be required to change its structure and future operations from its current plans, could be prevented from successfully executing its business strategy and could be required to cease business.

INX needs to implement strict finance and accounting systems, procedures, and controls to operate its business.

INX is required to comply with a variety of reporting, accounting and other rules and regulations. Compliance with these requirements is expensive. INX needs to implement strict finance and accounting systems, procedures, and controls to satisfy its reporting requirements and these requirements may increase its costs and require additional management time and resources. However, as an “emerging growth company” as defined in the JOBS Act, INX may not be required to, among other things, provide an auditor’s attestation report on its system of internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act or comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis). INX has not completed an assessment, nor have its auditors tested INX’s systems of internal controls. For as long as INX is an “emerging growth company” under the JOBS Act, its independent registered public accounting firm will not be required to attest to the effectiveness of INX’s internal controls over financial reporting pursuant to Section 404. If INX’s internal controls have undetected weaknesses or its internal control over financial reporting is determined to be ineffective, such failure could cause investors to lose confidence in INX’s reported financial information and adversely impact INX’s business and financial condition.

Negative publicity could damage INX’s business.

Developing and maintaining our reputation is critical to attracting and retaining customers and investors and for maintaining our relationships with our regulators. Our success depends on our ability to complete development of, successfully implement, and maintain the electronic trading systems that have the functionality, performance, reliability and speed required by our customers.

Crypto asset platforms are still relatively new. Many of our competitors are unlicensed, unregulated, operate without supervision by any governmental authorities, and do not provide the public with significant information regarding their ownership structure, management team, corporate practices, cybersecurity, and regulatory compliance. As a result, customers and the general public may lose confidence in crypto asset platforms, including regulated platforms like ours.

Since the inception of the crypto economy, numerous crypto asset platforms have been sued, investigated, or shut down due to fraud, manipulative practices, business failure, and security breaches. In many of these instances, customers of these platforms were not compensated or made whole for their losses. Larger platforms like us are more appealing targets for hackers and malware, and may also be more likely to be targets of regulatory enforcement actions.

In addition, there have been reports that a significant amount of crypto asset trading volume on crypto asset platforms is fabricated and false in nature, with a specific focus on unregulated platforms located outside the United States. Such reports may indicate that the market for crypto asset platform activities is significantly smaller than otherwise understood.

Negative perception, a lack of stability and standardized regulation in the crypto economy, and the closure or temporary shutdown of crypto asset platforms due to fraud, business failure, hackers or malware, or government mandated regulation, and associated losses suffered by customers may reduce confidence in the crypto economy and result in greater volatility of the prices of assets, including significant depreciation in value. Any of these events could have an adverse impact on our business.

Additionally, although we are not directly connected to the recent crypto asset market events, we may still suffer reputational harm due to our association with the crypto asset industry in light of the recent disruption in the crypto asset markets. Ongoing and future regulation and regulatory actions could significantly restrict or eliminate the market for or uses of certain crypto assets and/or may adversely affect the Company’s business, reputation, financial condition, and results of operations.

Negative publicity regarding our Company, INX Tokens, our key personnel or blockchain assets generally, whether based upon fact, allegation or perception and whether justified or not, could give rise to reputational risk which could significantly harm our business prospects.

Some of those risks include:

●	any significant disruption in our products and services, in our information technology systems, or in any of the blockchain networks we support, could result in a loss of customers or funds and adversely impact our brand and reputation and our business, operating results, and financial condition;

●	cyberattacks and security breaches of our platform, or those impacting our customers or third parties, could adversely impact our brand and reputation and our business, operating results, and financial condition;

●	we are subject to an extensive and highly-evolving regulatory landscape and any adverse changes to, or our failure to comply with, any laws and regulations could adversely affect our brand, reputation, business, operating results, and financial condition;

●	security issues, bugs, and software errors have been identified with many crypto assets and their underlying blockchain networks, some of which have been exploited by malicious actors. There are also inherent security weaknesses in some crypto assets, such as when creators of certain crypto networks use procedures that could allow hackers to counterfeit tokens. Any weaknesses identified with a crypto asset could adversely affect its price, security, liquidity, and adoption. If a malicious actor or botnet (a volunteer or hacked collection of computers controlled by networked software coordinating the actions of the computers) obtains a majority of the compute or staking power on a crypto network, as has happened in the past, it may be able to manipulate transactions, which could cause financial losses to holders, damage the network’s reputation and security, and adversely affect its value.

Our brand and reputation are key assets and a competitive advantage. Maintaining, protecting, and enhancing our brand depends largely on the success of our marketing efforts, ability to provide consistent, high-quality, and secure products, services, features, and support, and our ability to successfully secure, maintain, and defend our rights to use the “INX” trademark and other trademarks important to our brand. We believe that the importance of our brand will increase as competition further intensifies. Our brand and reputation could be harmed if we fail to achieve these objectives or if our public image were to be tarnished by negative publicity, unexpected events, or actions by third parties. Unfavorable publicity about us, including our products, services, technology, customer service, personnel, and crypto asset or crypto asset platforms generally could diminish confidence in, and the use of, our products and services. Moreover, to the extent that we acquire a company and maintain that acquired company’s separate brand, we could experience brand dilution or fail to retain positive impressions of our own brand to the extent such impressions are instead attributed to the acquired company’s brand.

INX, as well as many of its potential customers, engage with third party suppliers and service providers for certain important services. An interruption or cessation of an important supply or service by any third party could have a material adverse effect on INX’s business, including revenues derived from its customers’ trading activity.

INX is engaged with a number of service providers, such as banking, clearing and settlement organizations, online service providers, data processors, and software and hardware vendors, for elements of its trading, clearing and other systems, as well as communications and networking equipment, computer hardware and software and related support and maintenance. INX also engaged with third parties to provide internet, telecommunication, and fiber optic network connectivity to its data centers. Many of its customers rely on third parties, such as independent software vendors, to provide them with front-end systems to access its platform and other back- office systems for their trade processing and risk management needs.

INX cannot guarantee that these service providers will make the necessary monetary and time investments to provide services for the INX Trading Solutions model and changes to INX’s interfaces and functionality that occur as INX develops its business. To the extent any of INX’s service providers or the organizations that provide services to its customers in connection with their trading activities cease to provide these services in an efficient, cost-effective manner or fail to adequately expand their services to meet INX’s needs and the needs of its customers, INX could experience decreased trading volume, lower revenues and higher costs which could adversely affect an investment in the Company.

Price Volatility and Customer Demand

The price of crypto assets and associated demand for buying, selling, and trading crypto assets have historically been subject to significant volatility. For instance, in 2021, the value of certain crypto assets, including Bitcoin, experienced steep increases in value. The increases in value of certain crypto assets, including Bitcoin, from 2016 to 2017, and then again in 2021, were followed by a steep decline in 2018 and again in 2022. From January, 2023 to February, 2024, Bitcoin increased in value by over 200%. The cryptocurrency market saw substantial growth throughout 2024, with Bitcoin price reaching an all-time high at $108,245 USD on December 16, 2024, accounting for 56.4% of the total value of the cryptocurrency market on that date. The price and trading volume of any crypto asset is subject to significant uncertainty and volatility, depending on a number of factors, including:

●	market conditions of, and overall sentiment towards, crypto assets;

●	changes in liquidity, market-making volume, and trading activities;

●	trading activities on other crypto platforms worldwide, many of which may be unregulated, and may include manipulative activities;

●	investment and trading activities of highly active retail and institutional users, speculators, miners, and investors;

●	the speed and rate at which crypto is able to gain adoption as a medium of exchange, utility, store of value, consumptive asset, security instrument, or other financial assets worldwide, if at all;

●	decreased user and investor confidence in crypto assets and crypto platforms;

●	negative publicity and events relating to the crypto economy;

●	unpredictable social media coverage or “trending” of, or other rumors and market speculation regarding crypto assets;

●	the ability for crypto assets to meet user and investor demands;

●	the functionality and utility of crypto assets and their associated ecosystems and networks, including crypto assets designed for use in various applications;

●	retail user preferences and perceived value of crypto assets and crypto asset markets;

●	increased competition from other payment services or other crypto assets that exhibit better speed, security, scalability, or other characteristics;

●	regulatory or legislative changes and updates affecting the crypto economy;

●	the characterization of crypto assets under the laws of various jurisdictions around the world;

●	the adoption of unfavorable taxation policies on crypto asset investments by governmental entities;

●	the maintenance, troubleshooting, and development of the blockchain networks underlying crypto assets, including by miners, validators, and developers worldwide;

●	the ability for crypto networks to attract and retain miners or validators to secure and confirm transactions accurately and efficiently;

●	legal and regulatory changes affecting the operations of miners and validators of blockchain networks, including limitations and prohibitions on mining activities, or new legislative or regulatory requirements as a result of growing environmental concerns around the use of energy in bitcoin and other proof-of-work mining activities;

●	ongoing technological viability and security of crypto assets and their associated smart contracts, applications and networks, including vulnerabilities against hacks and scalability;

●	fees and speed associated with processing crypto asset transactions, including on the underlying blockchain networks and on crypto platforms;

●	financial strength of market participants;

●	the availability and cost of funding and capital;

●	the liquidity of crypto platforms;

●	interruptions in service from or failures of major crypto platforms;

●	availability of an active derivatives market for various crypto assets;

●	availability of banking and payment services to support crypto-related projects;

●	level of interest rates and inflation;

●	monetary policies of governments, trade restrictions, and fiat currency devaluations; and

●	national and international economic and political conditions.

There is no assurance that any supported crypto asset will maintain its value or that there will be meaningful levels of trading activities. In the event that the price of crypto assets or the demand for trading crypto assets decline, our business, operating results, and financial condition would be adversely affected.

New or changing laws and regulations or interpretations of existing laws and regulations, in the United States and elsewhere, may materially and adversely impact the development and growth of blockchain networks and the adoption and use of blockchain assets. The imposition of restrictions on all blockchain assets, or certain blockchain assets, could affect the value, liquidity and market price of blockchain assets subject to heighten regulation, by limiting access to marketplaces or exchanges on which to trade such blockchain assets, or imposing restrictions on the structure, rights and transferability of such blockchain assets. Some governments may seek to ban transactions in blockchain assets altogether.

The crypto asset market has been characterized by significant volatility and unexpected price movements. Certain crypto assets may become more volatile and less liquid in a very short period of time, resulting in market prices being subject to erratic and abrupt market movement, which could harm our business. For instance, abrupt changes in volatility or market movement can lead to extreme pressures on our platform and infrastructure that can lead to inadvertent suspension of services across parts of the platform or the entire platform.

INX’s revenues and profits will be substantially dependent on the trading volume in its markets. INX’s revenues and profits would be adversely affected if INX is unable to develop and continually increase its trading volume on either of its trading platforms.

The success of INX’s business depends, in part, on its ability to develop then continually increase its trading volume; develop and expand its product offerings or execution facilities; and attract new customers. INX’s success also depends on its ability to offer competitive prices and services in an increasingly price-sensitive business.

INX cannot provide assurances that it will be able to develop and expand product lines, that it will be able to attract and retain customers or that it will be able to modify its pricing structure to compete effectively.

Trading volumes on blockchain asset trading platforms have historically been volatile. Such volatility may be the result of various factors, including fluctuations in the price of blockchain assets or periods of rapid expansion and contraction of adoption and use of blockchain assets. Trading volume will also be directly affected by domestic and international factors that are beyond INX’s control, including:

●	economic, political, and geopolitical market conditions;

●	legislative and regulatory changes, including any direct or indirect restrictions on or increased costs associated with trading in INX’s markets;

●	broad trends in the industry and financial markets;

●	shifts in global or regional demand or supply in commodities underlying INX’s products;

●	competition;

●	changes in government monetary policies, especially the regulation of tokens and the number of registered token offerings;

●	availability of capital to INX’s market participants and their appetite for risk-taking;

●	levels of assets under management;

●	pandemics affecting our customer base or INX’s ability to operate its markets; and

●	consolidation in INX’s customer base and within its industry.

Any one or more of these factors may contribute to reduced activity in INX’s markets.

Declines in trading volume may negatively impact market liquidity, which could lead to further loss of trading volume. Material decreases in trading volume would have a material adverse effect on INX’s financial condition and operating results.

If we fail to retain existing customers or add new customers, or if our customers decrease their level of engagement with our products, services and platform, our business, operating results, and financial condition may be significantly harmed.

Any number of factors can negatively affect customer retention, growth, and engagement, including if:

●	customers increasingly engage with competing products and services, including products and services that we are unable to offer due to regulatory reasons;

●	we fail to introduce new and improved products and services, or if we introduce new products or services that are not favorably received;

●	we fail to support new and in-demand crypto assets or if we elect to support crypto assets with negative reputations;

●	there are changes in sentiment about the quality or usefulness of our products and services or concerns related to privacy, security, or other factors;

●	there are adverse changes in our products and services that are mandated by legislation, regulatory authorities, or litigation;

●	customers perceive the crypto assets on our platform to be bad investments, or experience significant losses in investments made on our platform;

●	technical or other problems prevent us from delivering our products and services with the speed, functionality, security, and reliability that our customers expect;

●	cybersecurity incidents, employee or service provider misconduct, or other unforeseen activities cause losses to us or our customers, including losses to assets held by us on behalf of our customers;

●	modifications to our pricing model or modifications by competitors to their pricing;

●	we fail to provide adequate customer service;

●	regulatory and governmental bodies in countries that we target for expansion express negative views towards crypto asset trading platforms and, more broadly, the digital asset economy; or

●	we or other companies in our industry are the subject of adverse media reports or other negative publicity.

From time to time, certain of these factors have negatively affected customer retention, growth, and engagement to varying degrees. If we are unable to maintain or increase our customer base and customer engagement, our revenue and financial results may be adversely affected. Any decrease in user retention, growth, or engagement could render our products and services less attractive to customers, which may have an adverse impact on our revenue, business, operating results, and financial condition. If our customer growth rate slows or declines, we will become increasingly dependent on our ability to maintain or increase levels of user engagement and monetization in order to drive growth of revenue.

The revaluation of the INX Token liability to fair value for each reporting period may have a negative effect on our equity and our comprehensive income.

As more fully described in the notes to our financial statements, the INX Token is presented as a liability on our consolidated balance sheet, which is remeasured at each reporting period to fair value with changes in fair value recorded in profit or loss.

The fair market value of the INX Tokens, based on the quoted market price, is subject to fluctuations due to a number of factors, including fluctuations in the Company’s results of operations and macro-economic factors. Accordingly, the financial liability measured at fair market value also fluctuates.

The remeasurement of the INX Token liability to fair value in each reporting period may have a negative effect on our equity and our comprehensive income.

INX has an evolving business model.

As blockchain assets and blockchain technologies become more widely available, INX expects the services and products associated with them to evolve. As a result, to stay current with the industry, INX’s business model may need to evolve as well. From time to time, INX may modify aspects of its business model relating to its product mix and service offerings. INX cannot offer any assurance that these or any other modifications will be successful or will not result in harm to the business. INX may not be able to manage growth effectively, which could damage its reputation, limit its growth, and negatively affect its operating results.

INX may have difficulty executing its growth strategy and maintaining its growth effectively.

INX’s growth requires additional investment in personnel, facilities, information technology infrastructure, and financial and management systems and controls and may place a significant strain on its management and resources. INX’s growth strategy also may subject INX to increased legal, compliance, and regulatory obligations.

There is no guarantee that INX’s efforts will be successful. INX may not be able to implement important strategic initiatives in accordance with its expectations, including that the strategic initiatives could result in additional unanticipated costs, which may result in an adverse impact on INX’s business and financial results. Unless INX’s growth results in an increase in its revenues that is proportionate to the increase in its costs associated with its growth, INX’s future profitability could be adversely affected.

INX intends to explore acquisitions, other investments, and strategic alliances. INX may not be successful in identifying opportunities or in integrating the acquired businesses. Any such transaction may not produce the results INX anticipates, which could adversely affect INX’s business and the price of INX Tokens.

INX intends to explore and pursue acquisitions, strategic partnerships, joint ventures, and other alliances to strengthen its business and grow the Company.

The market for acquisitions and strategic opportunities is highly competitive, especially in light of recent merger and acquisition activity in INX’s industry. In addition, these transactions entail numerous operational and financial risks, including but not limited to difficulties in valuing acquired businesses, combining personnel and firm cultures, integrating acquired products, services and operations, achieving anticipated synergies that were inherent in its valuation assumptions, exposure to unknown material liabilities, the potential loss of key vendors, clients or employees of acquired companies, incurrence of substantial debt or dilutive issuance of equity securities to pay for acquisitions, higher-than expected acquisition or integration costs, write- downs of assets or impairment charges, increased amortization expenses and decreased earnings, revenue or cash flow from dispositions.

INX may be unable to identify strategic opportunities or may be unable to negotiate or finance future transactions on terms favorable to it. To the extent INX enters into joint ventures and alliances, it may experience difficulties in the development and expansion of the business of any newly formed ventures, in the exercise of influence over the activities of any ventures in which it does not have a controlling interest, as well as encounter potential conflicts with its joint venture or alliance partners.

INX may not realize the anticipated growth and other benefits from its growth initiatives and investments, which may have an adverse impact on INX’s financial condition and operating results.

INX may in the future be dependent in part on the data center facilities of third parties.

INX’s future infrastructure network may be established in whole or in part through servers which it owns and/or houses at the location facilities of third parties, and/or servers that it rents at data center facilities of third parties. If INX is unable to secure or renew its data facility leases on commercially reasonable terms or at all, the Company may be required to transfer its servers to a new data center facility and may incur significant costs and possible service interruption in connection with the relocation. These facilities are also vulnerable to damage or interruption from, among others, natural disasters, arson, terrorist attacks, power losses, and telecommunication failures. Additionally, the third-party providers of such facilities may suffer a breach of security as a result of third-party action, employee error, malfeasance or otherwise, and a third party may obtain unauthorized access to the data in such servers. INX and the providers of such facilities may be unable to anticipate these techniques or to implement adequate preventive measures.

INX’s business may be adversely affected by the impact of coronavirus, other epidemics or pandemics, acts of God, wars, insurrections, riots, infrastructure failures, and other force majeure events.

Public health epidemics or outbreaks could adversely impact INX’s business. In early 2020, an outbreak of the novel strain of a coronavirus, which causes a disease named COVID-19, spread worldwide, including to Israel and the United States. As a result of the coronavirus pandemic, governments and industries have instituted drastic actions to contain the coronavirus or treat its impact. Such actions, including bans on international and domestic travel, quarantines, and prohibitions on accessing work sites, have caused significant disruptions to global and local economies, and have led to dramatic volatility in the capital markets.

The extent to which the coronavirus pandemic impacts INX’s operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence. Factors that may result in material delays and complications with respect to INX’s business, financial condition and results of operation include the duration and severity of the outbreak, and the actions that may be required to contain the coronavirus or treat its impact. In particular, the continued spread of the coronavirus globally could adversely impact INX’s operations, including the development of its platforms within its expected timeframes, its workforce, including the health and safety of its employees and its ability to complete recruitment for open positions on its team, and its ability to raise capital. In addition, the coronavirus pandemic could affect the operations of key governmental agencies, such as the SEC and CFTC, which may delay the development and regulatory approval necessary to operate INX’s platforms. Each of these factors could have an adverse impact on INX’s business, financial condition, and results of operation.

General global market and economic conditions may have an adverse impact on INX’s operating performance, results of operations or cash flow.

Weakness in the economy could have a negative effect on INX’s business, operations, and financial condition, including decreases in revenue and operating cash flow, and inability to attract future equity and/or debt financing on commercially reasonable terms. Additionally, in a down- cycle economic environment, INX may experience the negative effects of a slowdown in trading and usage of INX’s business platform and may delay or cancel the development, structuring, licensing and/or launch of the anticipated token functionality. Suppliers which INX engages with for servers, bandwidth, location, and other services could also be negatively impacted by economic conditions that, in turn, could have a negative impact on INX’s operations or expenses. There can be no assurance, therefore, that current economic conditions or worsening economic conditions or a prolonged or recurring recession will not have a significant, adverse impact on INX’s business, financial condition, and results of operations, and hence, INX’s business platform that is yet to be developed and/or the ability to develop, structure, license and/or launch any token functionality. Any such circumstances may then correspondingly negatively impact the functionality, liquidity, and/or trading price of INX Tokens.

Several recent company failures and bankruptcies have adversely affected our industry.

In 2022, several companies in the broader digital asset space failed or filed for bankruptcy protection. These companies include, but are not limited to FTX, Blockfi, Celsius, and Voyager. It is uncertain if failures of companies in the industry will continue at an inordinate rate. The Company’s business does not have a direct exposure to, and the Company is not a creditor of, any of the cryptocurrency market participants that recently filed for bankruptcy protection. At the time of filing this 20-F report, we have no assets, material or otherwise, that may not be recovered due to these bankruptcies, and we have no direct exposure to any other counterparties, customers, custodians or other crypto asset market participants known to have (i) experienced excessive redemptions or suspended redemptions or withdrawal of crypto assets, (ii) their crypto assets of their customers unaccounted for, or (iii) experienced material corporate compliance failures. Our business, financial condition and results of operations may not be immune to unfavorable investor sentiment resulting from these recent developments in the broader cryptocurrency industry. Also, as circumstances develop, additional companies might find themselves in a similar unfavorable position that might have a direct effect on the Company.

Moreover, while the Company has not been directly affected by recent crypto market events, our business, financial condition and results of operations may still be adversely affected by recent industry-wide adverse developments beyond our control. The bankruptcy filings of crypto companies over the last several months and other developments in the broader cryptocurrency space will likely attract heightened regulatory scrutiny from U.S. regulatory agencies and others. Increasing regulation and regulatory scrutiny may result in new costs for the Company and Company’s management having to devote increased time and attention to regulatory matters, and potentially change aspects of the Company’s business. In addition, regulatory developments and/or the Company’s business activities may require the Company to comply with certain regulatory regimes. Increasingly strict legal and regulatory requirements and any regulatory investigations and enforcement may result in changes to our business, as well as increased costs, and supervision and examination for ourselves and our service providers. Moreover, new laws, regulations, or interpretations may result in additional litigation, regulatory investigations, and enforcement or other actions. Adverse changes to, or our failure to comply with, any laws and regulations, may have an adverse effect on our reputation and brand and our business, operating results, and financial condition.

Additionally, although we are not directly connected to the recent cryptocurrency market events, we may still suffer reputational harm due to our association with the cryptocurrency industry in light of the recent disruption in the crypto asset markets.

Recent bank failures in the U.S. may adversely affect our business and the industry we operate in.

During March 2023, the banking industry in the U.S. experienced disruptions, characterized by the failure of Silvergate Bank, Silicon Valley Bank, and Signature Bank. All three banks serviced the digital asset industry and provided services that facilitated the transmission of money across the industry and between industry participants. While the Company was not directly affected by the failure of these three banks and did not hold any Company or customer funds at these banks, our business, financial condition and results of operations may still be adversely affected by these developments. First, the operation and business activity of companies within the cryptocurrency space might be damaged or encumbered. Secondly, other banks may also encounter similar problems in the near future, that will result in their failure. For these reasons and others, the Company might be directly or indirectly affected.

Moreover, these bank failures will likely attract heightened regulatory scrutiny from U.S. regulatory agencies and others. Increasing regulation and regulatory scrutiny may result in new costs for the Company and Company’s management having to devote increased time and attention to regulatory matters, and potentially change aspects of the Company’s business. In addition, regulatory developments and/or the Company’s business activities may require the Company to comply with certain regulatory regimes. Increasingly strict legal and regulatory requirements and any regulatory investigations and enforcement may result in changes to our business, as well as increased costs, and supervision and examination for ourselves and our service providers. Moreover, new laws, regulations, or interpretations may result in additional litigation, regulatory investigations, and enforcement or other actions. Adverse changes to, or our failure to comply with, any laws and regulations, may have an adverse effect on our reputation and brand and our business, operating results, and financial condition. Further, these bank failures may hinder our ability to acquire bank accounts or payment services in the future. It is also unknown if additional bank failures will occur in the future.

In the event that INXL enters into insolvency, liquidation, dissolution, reorganization, or bankruptcy, the Company’s claims may be subordinate to the rights of INX Token Holders. INXL may incur debt that ranks equally with, or senior to, the rights of the Company

Pursuant to the INX Token Purchase Agreement, if (i) INX permanently discontinues all the activities of INX Trading Solutions and there is no successor conducting a substantially similar business that assumes the obligations of INXL with regard to the INX Tokens, and (ii) an “Insolvency Event” (as defined in the INX Token Purchase Agreement) occurs, then INXL shall be deemed to be in default of its obligations under the INX Token Purchase Agreement, which breach shall create a claim in favor of INX Token Holders that may be asserted by INX Token Holders against INXL in any proceeding arising from such Insolvency Event. The claim amount will be determined by the liquidator, a court of competent jurisdiction overseeing the liquidation, or some other authority pursuant to applicable insolvency law.

INXL intends that the INX Token Holders will be unsecured creditors of INXL and would therefore rank pari passu with all the other unsecured creditors of INXL and senior to the claims of holders of INXL’s shares. Further, INXL has caused its sole shareholder and shall cause its future shareholders, to enter an agreement, pursuant to which such shareholder (a) irrevocably subordinates its rights to receive any distributions and payments from INXL prior to the payment in full by INXL of all distributions owed to INX Token Holders, and (b) irrevocably waives and subordinates its rights, in the event of an Insolvency Event, to any cash held in the Cash Fund. However, the Cash Fund is not held in an escrow or trust account, but rather, is held in a separate bank account controlled by INXL. In the case of an Insolvency Event, a liquidator, court or other applicable authority may determine that INX Token holders are not entitled to any payment from the INXL’s assets or that the INX Token holders’ claims are not senior in right to claims or interests of INXL’s shareholders, in particular the shareholders who have not agreed to subordinate their rights to the claims of INX Token holders. In addition, INXL may incur debt (including secured debt) that ranks equally with, or senior to, the rights of INX Token holders, as well as holders of other preferential claims under relevant insolvency laws. In the case of an Insolvency Event, holders of debt instruments ranking senior to INX Tokens may be entitled to receive payment in full before INX Token holders receive any distribution, including distributions of Adjusted Operating Cash Flow and distributions from the Cash Fund.

Risk Factors Relating to Intellectual Property Rights and Disputes

INX engages with third-party contractors for the design, development, and implementation of INX Trading Solutions.

INX engages with third-party contractors for key elements of its technology infrastructure. Such infrastructure and related technology under development may not be sufficient to meet the needs of INX’s business. Further, these technologies may have material defects that may be vulnerable to damage or interruption or may compromise the confidentiality or integrity of the transmitted data. Any imposition of liability, particularly liability that is not covered by insurance or is in excess of insurance coverage, could harm INX’s reputation, business and operating results. INX might be required to expend significant capital and other resources to further develop and maintain the INX Trading Solutions infrastructure. This, in turn could divert funds available for corporate growth, expansion or future acquisitions. It could also reduce the amount of cash paid to INX Token Holders.

INX may be unable to protect its proprietary technology and to obtain trademark protection for its marks.

INX’s success depends to a significant degree upon the protection of its software and other proprietary intellectual property rights. INX may be unable to bring enforcement actions under the laws of the US or other countries to protect its intellectual property rights, which could have a material adverse effect on INX’s business. Further, INX may not be able to secure protection for its service marks or trademarks in the United States or elsewhere as the Company expands internationally. INX’s competitors might adopt service marks or trademarks similar to INX’s marks or might try to prevent INX from using its marks. Any claim by another party against INX or customer confusion related to INX’s trademarks, or INX’s failure to obtain trademark registration, could have a material adverse effect on INX’s business.

INX may not be able to enforce protection of its intellectual property rights under the laws of other countries.

INX does business internationally and consequently is subject to risks of doing business internationally, including uncertainty regarding liability for the listings and other content provided by its users, and differing intellectual property laws, which may provide insufficient protection for INX’s intellectual property. Any such difficulties could have a material adverse effect on INX’s business.

Risk Factors Related to Incorporation in Gibraltar

INXL is a “foreign private issuer” and it cannot be certain if the reduced reporting requirements applicable to foreign private issuers will make owning INX Tokens less attractive to investors.

As a foreign private issuer, INXL is not subject to the same requirements that are imposed upon U.S. domestic issuers by the SEC. Under the Securities Exchange Act of 1934, or the Exchange Act, INXL will be subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. For example, INXL will not be required to issue proxy statements that comply with the requirements applicable to U.S. domestic reporting companies. INXL will also have four months after the end of each fiscal year to file its annual reports with the SEC and will not be required to file current reports as frequently or promptly as U.S. domestic reporting companies. Furthermore, INXL’s officers, directors, and principal shareholders will be exempt from the requirements to report transactions in its equity securities and from the short-swing profit liability provisions contained in Section 16 of the Exchange Act. These exemptions and leniencies, along with other corporate governance exemptions resulting from INXL’s ability to rely on home country rules, will reduce the frequency and scope of information and protections to which shareholders may otherwise have been eligible in relation to a U.S. domestic reporting company.

INXL would lose its foreign private issuer status if more than fifty percent of its outstanding voting securities are directly or indirectly owned of record by residents of the United States and any of the following three circumstances applies: (i) the majority of its executive officers or directors are U.S. citizens or residents; (ii) more than 50% of its assets are located in the U.S.; or (iii) its business is administered principally in the U.S. Since the Company’s Common Shares are listed on the Cboe Canada exchange in Canada and given the level of INXL’s intended business contacts with the United States, INXL may lose its status as a foreign private issuer should more than fifty percent of its voting securities be held of record by residents of the United States. Although INXL has elected to comply with certain U.S. regulatory provisions, its loss of foreign private issuer status would make such provisions mandatory. The regulatory and compliance costs to INXL under U.S. securities laws as a U.S. domestic reporting company may be significantly higher. If INXL is not a foreign private issuer, it will be required to file periodic reports and registration statements on U.S. domestic reporting company forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. INXL may also be required to modify certain of its policies to comply with accepted governance practices associated with U.S. domestic reporting companies. Such conversion and modifications will involve additional costs. In addition, INXL may lose its ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers.

It may be difficult to enforce a Canadian judgment against INX, its officers and directors, and the experts named in this AIF, or to assert Canadian securities laws claims or serve process on INX’s officers and directors and these experts.

INXL was incorporated in Gibraltar, and most of its operations are currently located in the United States and in the State of Israel. All of INXL’s assets are located outside Canada. Therefore, it may be difficult to enforce a Canadian court judgment based upon the civil liability provisions of Canadian securities laws against INX or any of these persons in a Canadian or Gibraltar court, or to affect service of process upon these persons in Canada.

Additionally, it may be difficult for an investor, or any other person or entity, to assert Canadian securities law claims in original actions instituted in Gibraltar. This is for two principal reasons:

1) because the Gibraltar courts may regard the Canadian law in question to be a penal, revenue or public law and therefore, under Gibraltar law, not capable of direct or indirect enforcement in the Gibraltar courts, or 2) because the Gibraltar court may stay the claim on the grounds that Gibraltar is not an appropriate forum (“forum non conveniens”). If Canadian law is found to be applicable to a claim which the Gibraltar court can and is prepared to hear, the content of applicable Canadian law must be proved as a fact by expert witnesses, which can be a time-consuming and costly process. If proceedings were to be brought in Gibraltar, all procedural matters would be governed by Gibraltar law. There is little case law addressing the matters described above that would be binding case law in a Gibraltar court.

Risks related to potential changes to INX’s Foreign Private Issuer status in the United States.

INX is currently a Foreign Private Issuer as defined in Rule 405 under the U.S. Securities Act and Rule 3b-4 under the U.S. Exchange Act. The term Foreign Private Issuer is defined as any non-U.S. corporation, other than a foreign government, except any issuer meeting the following conditions:

(a)	more than 50 percent of the outstanding voting securities of such issuer are, directly or indirectly, held of record by residents of the United States; and

(b)	any one of the following:

(i)	the majority of the executive officers or directors are United States citizens or residents, or

(ii)	more than 50 percent of the assets of the issuer are located in the United States, or

(iii)	the business of the issuer is administered principally in the United States.

INX is currently a Foreign Private Issuer. If, as of the last business day of INX’s second fiscal quarter for any year, more than 50% of the INX’s outstanding voting securities (as determined under Rule 405) are directly or indirectly held of record by residents of the United States, subject to certain exceptions, INX may no longer meet the definition of a Foreign Private Issuer, which may have adverse consequences on its ability to raise capital in private placements or Canadian prospectus offerings. In addition, the loss of the Company’s Foreign Private Issuer status may likely result in increased reporting requirements and increased audit, legal and administration costs. These increased costs may significantly affect INX’s results of operations and profitability.

Risk Factors Related to Doing Business in Israel

Israel – Hamas War

A significant portion of the Company’s operations and management is based in Israel. On October 7, 2023, Hamas launched an attack on Israel. As of the date of issuance of the consolidated financial statements, there has been no interruption or adverse impact on the Company’s business activities resulting from the war. The Company maintains a comprehensive business continuity plan, and has taken the necessary steps in line with such plan, in an effort to ensure that operations and service to customers remains consistent. It is not possible to predict the potential future adverse effect of the war on the Company’s business at this time.

In addition to the Israel - Hamas War, potential political, economic, and military instability in the State of Israel, where some of INX’s senior management and its research and development facilities are located, may adversely impact INX’s results of operations.

INX’s offices and operations are currently located in the State of Israel and in the United States. In addition, certain of INX’s employees, officers, and directors are residents of Israel. Accordingly, political, economic, and military conditions in Israel directly affect INX’s business. Since the State of Israel was established in 1948, a number of armed conflicts have occurred between Israel and its neighboring countries. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners, or a significant downturn in the economic or financial condition of Israel, could adversely impact INX’s operations.

Israeli Government initiative to amend Israeli Legislation concerning Government, Judiciary and Administration Procedures may adversely impact INX’s results of operations.

The Israeli government is advancing significant changes in Israeli legislation concerning judicial nomination and oversight. If such proposals are enacted by the Israeli Knesset, they will change the current balance between the three branches of government in Israel in a manner that is expected to add significant power to the executive and the legislative branches.

Such changes may have actual or perceived effects regarding the risks associated with conducting business or investing in Israel.

Since the proposals have not yet been enacted as law, the uncertainty of their effect on the Company and its business may not be estimated at this time. However, since certain of INX’s offices and operations are currently located in the State of Israel and since certain of INX’s employees, officers, and directors are residents of Israel, such initiative may adversely impact INX’s results of operations.

INX’s operations may be disrupted by the obligations of personnel to perform military service.

Certain of INX’s employees, officers and directors are based in Israel. Some of INX’s employees and consultants may be called upon to perform up to 36 days (and in some cases more) of annual military reserve duty until they reach the age of 40 (and in some cases, up to 45 or older) and, in emergency circumstances, could be called to immediate and unlimited active duty. In the event of severe unrest or other conflict, individuals could be required to serve in the military for extended periods of time. INX’s operations could be disrupted by the absence of a significant number of its employees related to military service or the absence for extended periods of one or more of its key employees for military service. Such disruption could materially adversely affect INX’s business and results of operations.

Risk Factors Relating to the Company’s Securities

Share price fluctuations

The market price for Common Shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond the Company’s control, including, but not limited to, the following: (a) actual or anticipated fluctuations in the Company’s quarterly results of operations; (b) recommendations by securities research analysts; (c) changes in the economic performance or market valuations of other issuers that investors deem comparable to the Company; (d) addition or departure of the Company’s executive officers and other key personnel; (e) sales or anticipated sales of additional Common Shares; (f) significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving the Company or its competitors; and (g) news reports relating to trends, concerns, technological or competitive developments, regulatory changes and other related issues in the Company’s industry or target markets.

Financial markets have historically experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of public entities and that have, in many cases, been unrelated to the operating performance, underlying asset values or prospects of such entities. Accordingly, the market price of the Common Shares may decline even if the Company’s operating results, underlying asset values or prospects have not changed. Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. There can be no assurance that continuing fluctuations in price and volume will not occur. If such increased levels of volatility and market turmoil continue for a protracted period, the trading price of the Common Shares may be materially adversely affected.

Limited market for securities

There can be no assurance that an active and liquid market for the Common Shares will be maintained on the Cboe Canada exchange. The majority of INX Shareholders were subject to the Lock-Up Terms pursuant to the Securities Exchange Agreement, which restricted such shareholders’ ability to trade their securities of the Company.

If an active public market is not maintained, shareholders of the Company may have difficulty selling the Common Shares that such shareholders will acquire as a result of the RTO. The INXL Concurrent Financing price for the INXL Concurrent Financing was determined by negotiation between INX and the Agents based on several factors and may bear no relationship to the price at which the Common Shares will trade in the public market subsequent to the RTO. The market price of the Common Shares may materially decline below the INXL Concurrent Financing price of the INX Concurrent Financing.

The market price of the Company’s common shares may decline due to the large number of outstanding common shares eligible for future sale

Sales of substantial amounts of the Common Shares in the public market, or the perception that these sales could occur, could cause the market price of the Common Shares to decline. These sales could also make it more difficult for the Company to sell equity or equity-related securities in the future at a time and price that it deems appropriate.

Certain shares of the Company, such as those subject to escrow agreements and the Lock-Up Terms, will have restrictions on trading.

The Company may issue additional equity securities

The Board may determine from time to time that it needs to raise additional capital by issuing additional Common Shares or other securities. Except as otherwise described in this AIF, the Company will not be restricted from issuing additional Common Shares, including securities that are convertible into or exchangeable for, or that represent the right to receive, Common Shares. Because the Company’s decisions to issue securities in any future offering will depend on market conditions and other factors beyond the Company’s control, it cannot predict or estimate the amount, timing, or nature of any future offerings, or the prices at which such offerings may be affected. Additional equity offerings may dilute the holdings of its existing shareholders or reduce the market price of its common stock, or both. Holders of the Common Shares are not entitled to pre-emptive rights or other protections against dilution. New investors also may have rights, preferences, and privileges that are senior to, and that adversely affect the Company’s then-current holders of the Common Shares. Additionally, if the Company raises additional capital by making offerings of debt or preference shares, upon liquidation of the Company, holders of its debt securities and preference shares, and lenders with respect to other borrowings, may receive distributions of its available assets before the holders of the Common Shares.

No Dividends

The Company currently does not have plans to pay regular dividends on the Common Shares. Any declaration and payment of future dividends to holders of Common Shares will be at the sole discretion of the Board and will depend on many factors, including the financial condition, earnings, capital requirements, level of indebtedness, statutory and contractual restrictions applying to the payment of dividends and other considerations of the Company that the Board deems relevant.

Global Financial Conditions

Global financial conditions have always been subject to volatility. This volatility may impact the ability of the Company to obtain equity or debt financing in the future and, if obtained, on terms favourable to the Company. Increased levels of volatility and market turmoil can adversely impact the Company’s operations and the value, and the price of the Common Shares could be adversely affected.

Future Sales of Common Shares by Existing Shareholders

Sales of a substantial number of Common Shares in the public market could occur at any time following, or in connection with, the completion of the RTO. These sales, or the market perception that the holders of a large number of Common Shares intend to sell Common Shares, could reduce the market price of the Common Shares. Although the Common Shares of certain of the shareholders of INX will be subject to the Lock-Up Terms imposed by the INX Agents pursuant to the Securities Exchange Agreement, the INX Agents may waive these restrictions and allow these shareholders to sell their Common Shares at any time. There are no pre-established conditions for the grant of such a waiver by the INX Agents, and any decision by them to waive those restrictions would depend on a number of factors, which may include market conditions, the performance of the Common Shares in the market and the Company’s financial condition at that time. If the restrictions imposed by the Lock-Up Terms are waived, additional Common Shares will be available for sale into the public market, subject to applicable Securities Laws and stock exchange requirements, which could reduce the market price for the Common Shares.

Publication of Inaccurate or Unfavourable Research and Reports

Following the listing of the Common Shares, the trading market for the Common Shares will rely in part on the research and reports that securities analysts and other third parties choose to publish about the Company. The Company will not control these analysts or other third parties. The price of the Common Shares could decline if one or more securities analysts downgrade the Common Shares or if one or more securities analysts or other third parties publish inaccurate or unfavourable research about the Company or cease publishing reports about the Company. If one or more analysts cease coverage of the Company or fail to regularly publish reports on the Company, the Company could lose visibility in the financial markets, which in turn could cause the Company’s share price or trading volume to decline.

Tax considerations applicable to an investment in the Common Shares

Each prospective investor should consult with their own tax advisor with respect to the Canadian and non-Canadian income tax consequences of acquiring, holding, and disposing of the Common Shares, based on each prospective investor’s particular circumstances.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR+ at www.sedarplus.ca. Shareholders may contact the Company at its registered office at #2900 - 550 Burrard Street Vancouver, BC V6C OA3, to request copies of the Financial Statements and MD&A. Financial information is provided in the Company’s comparative annual financial statements and MD&A for its most recently completed financial year and in the financial statements and MD&A for subsequent financial periods, which are available at www.sedarplus.ca. Additional information relating to us may be found under the Company’s SEDAR+ profile at www.sedarplus.ca.

Additional information, including directors’ and officers’ remuneration and indebtedness, the Company’s principal Shareholders, and securities authorized for issuance under equity compensation plans, if applicable, is contained in the Company’s most recently filed management information circular available under the Company’s SEDAR+ profile at www.sedarplus.ca.

Appendix “A”

THE INX DIGITAL COMPANY, INC.

CHARTER OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

(the “Charter”)

If any provision of this Charter contradicts the applicable requirements under applicable law, then the terms and provisions of the applicable law shall prevail.

I.	PURPOSES.

The purposes of the audit committee (the “Audit Committee”) of the board of directors (the “Board”) of The INX Digital Company, Inc. (the “Company”) shall be as provided under applicable law, and subject to the provisions of applicable law, to:

1.	Oversee the accounting and financial reporting processes of the Company and audits of the financial statements of the Company, including considering and making recommendations to the Board with respect to the financial statements, reviewing and discussing the financial statements and presenting its recommendations with respect to the financial statements to the Board prior to the approval of the financial statements by the Board;

2.	Recommend to the Board to recommend to the shareholders of the Company to appoint and approve the compensation of the independent registered public accounting firm engaged to audit the Company’s financial statements, including oversight of the independent registered public accounting firm and recommending the engagement, compensation or termination of engagement of the independent registered public accounting firm to the Board;

3.	Recommend the terms of audit and non-audit services provided by the independent registered public accounting firm for pre-approval by the Board;

4.	Oversee and monitor (i) the integrity of the Company’s financial statements, (ii) the Company’s compliance with legal and regulatory requirements as they relate to financial statements or accounting matters, (iii) the independent registered public accounting firm’s qualifications, independence and performance, and (iv) the Company’s internal accounting and financial controls;

5.	Provide the Board with the results of its monitoring and recommendations derived therefrom;

6.	Review and monitor, if applicable, legal matters with significant impact, finding of regulatory authorities’ findings, receive reports regarding irregularities and legal compliance, acting according to “whistleblower policy” and recommend to the Board if so required, and oversee the Company’s policies and procedures regarding compliance to applicable financial and accounting related standards, rules and regulations;

7.	Provide to the Board such additional information and materials as it may deem necessary to make the Board aware of significant financial matters that require the attention of the Board;

8.	Monitor deficiencies in the management of the Company, inter alia, in consultation with the independent registered public accounting firm and internal auditor, and advise the Board on how to correct the deficiencies;

9.	Decide whether to approve and recommend to the Board to approve engagements or transactions that require audit committee approval under applicable law, relating generally to certain related party transactions;

10.	Decide whether to approve certain related party transactions or transactions in which a Board member or other Officers of the Company has a personal interest and whether such transaction is material to the Company;

11.	Meet and receive reports from both the internal auditors and independent registered public accounting firm dealing with matters that arise in connection with their audits; and

12.	Conduct any investigation appropriate to fulfilling its responsibilities, and have direct access to the independent registered public accounting firm as well as anyone in the organization;

13.	Prepare any report required to be included under applicable law, or that the Company otherwise elects to include, in the Company’s information circular for the annual meeting of the Company’s shareholders.

In addition, the Audit Committee will undertake those specific duties and responsibilities required under the rules and regulations of any future marketplace on which its securities are to be listed, and such other duties as the Board may from time to time prescribe.

The purposes and provisions specified in this Charter are meant to serve as guidelines, and the Committee is delegated the authority to adopt such additional procedures and standards as it deems necessary from time to time to fulfill its responsibilities.

Unless otherwise prescribed in this Charter, the rules and procedures applicable to the operation of the Board shall apply to the operation of the Committee with any necessary changes. Nothing herein is intended to expand applicable standards of liability under applicable law for directors of a corporation.

II.	MEMBERSHIP.

Subject to applicable law concerning the appointment and qualifications required from the Audit Committee members, such members will be appointed by, and will serve at the discretion of, the Board. The Audit Committee will consist of at least three members of the Board. Members of the Audit Committee must meet the following criteria (as well as any other criteria required by applicable law):

1.	Each member will be an independent director, in accordance with National Instrument 52- 110- Audit Committee (“NI 52-110”) and the independence standard that is applied under to non-investment company issuers under Rule 10A-3 of the Exchange Act;

2.	Each member will be financially literate and will be able to read and understand fundamental financial statements, in accordance with the Securities Exchange Commission (the “SEC”) regulations and NI 52-110;

3.	No member has participated in the preparation of the financial statements of the Company or any current subsidiary of the Company at any time during the past three years; and

4.	At least one member of the Committee shall be an “audit committee financial expert” consistent with SEC rules and regulations.

To the extent required and subject to the provisions of NI 52-110 concerning the appointment and qualifications required from Audit Committee members, unless otherwise determined or there is continuity in office, the Board shall annually appoint the members of the Audit Committee as soon as practical after the Company’s annual meeting of shareholders, and the Audit Committee members may elect a chairman.

Without limiting the foregoing, the following persons may not serve on the Audit Committee:

1.	The chairman of the Board then in office;

2.	Any controlling shareholder or a relative of such a person;

3.	Any person who has any relationship that, in the opinion of the Board, would interfere with the exercise of his or her independent judgment as a member of the Audit Committee;

4.	Any member of the Board who is employed by the Company, by a controlling shareholder of the Company or by a corporation under the control of any such controlling shareholders or executive in the Company; and

5.	Any member of the Board who provides services to the Company (other than as a Board member), to any controlling shareholder thereof, or to a corporation under the control of a controlling shareholder.

Subject to applicable law, (i) Committee members shall be appointed by and serve at the discretion of the Board, (ii) Committee members shall serve until their successors are duly designated and qualified, (iii) any member of the Committee may be removed at any time, with or without cause, by a resolution of the Board, and (iv) any vacancy on the Committee occurring for any cause whatsoever may be filled by a resolution of the Board.

Subject to applicable law, the Committee’s Chairperson shall be designated by the Board. A majority of the members of the Committee present shall constitute a quorum for the transaction of business, and the act of a majority of those present at any meeting at which there is a quorum shall be the act of the Committee.

III.	RESPONSIBILITIES.

The responsibilities of the Audit Committee shall include the following:

1.	Reviewing on a continuing basis the adequacy of the Company’s system of internal controls, including meeting periodically with the Company’s management and the independent registered public accounting firm to review the adequacy of such controls, and to review before release the disclosure regarding such system of internal controls required under applicable law to be contained in the Company’s periodic filings and the attestations or reports by the independent registered public accounting firm relating to such disclosure (to the extent such attestations or reports are required under applicable law);

2.	Pre-approving audit and non-audit services provided to the Company by the independent registered public accounting firm. The Audit Committee shall consult with management but shall not delegate these responsibilities. The Audit Committee shall also review and approve disclosures relating to fees and non-audit services required to be included in any disclosure documents required under applicable law. Subject to the Board and shareholder approval if and to the extent required by applicable law, the Audit Committee shall have the authority to approve all audit engagement fees and terms and all non-audit engagements, as may be permissible, with the independent registered public accounting firm and to establish pre-approval policies and procedures for the engagement of independent accountants to render services to the Company, including a delegation of authority to one or more of its members. The pre-approval of auditing and non-auditing services can be carried out with input from, but no delegation of authority to, management;

3.	Reviewing on a continuing basis the activities, organizational structure and qualifications of the Company’s internal audit/financial control function;

4.	Reviewing and providing guidance with respect to the independent audit and the Company’s relationship with its independent registered public accounting firm by (i) reviewing the independent registered public accounting firm’s proposed audit scope and approach; (ii) obtaining on a periodic basis a formal written statement from the independent registered public accounting firm regarding relationships and services with the Company which may impact independence and presenting this statement to the Board; (iii) actively engaging in a dialogue with the independent registered public accounting firm with respect to any disclosed relationships or services that may impact the objectivity and independence of the independent registered public accounting firm and recommending that the Board take appropriate action to satisfy itself with regard to the registered public accounting firm’s independence; (iv) discussing with the Company’s independent registered public accounting firm the financial statements and audit findings, including any significant adjustments, management judgments and accounting estimates, significant new accounting policies and disagreements with management and any other matters required to be discussed by applicable auditing standards; (v) reviewing reports submitted to the Audit Committee by the independent registered public accounting firm in accordance with any applicable law; and (vi) meeting periodically (not less than annually) in separate executive sessions with the Company’s independent auditor;

5.	Reviewing and evaluating the qualifications, performance and independence of the Company’s independent registered public accounting firm; and of members of the independent auditor’s team, in particular, the lead audit partner and the reviewing partner. Discussing with management the timing and process for the rotation of the lead audit partner and the reviewing partner as required by applicable law and rules.

6.	Reviewing with management and the Company’s independent registered public accounting firm such accounting policies (and changes therein) of the Company, including any financial reporting issues and financial reporting pronouncements and proposals which could have a material impact on the Company’s financial statements, as are deemed appropriate for review by the Audit Committee prior to any interim or year-end filings with the SEC, any securities commission in Canada, or any other regulatory body;

7.	Reviewing and discussing with management and the independent registered public accounting firm the annual audited financial statements and quarterly unaudited financial statements, prior to filing (or submission, as the case may be), to the extent required, with the SEC (whether filed as part of a Form 20-F, 10-K, or 10-Q or filed or submitted under cover of Form 6-K) or any securities commission in Canada;

8.	Conducting a post-audit review of the financial statements and audit findings, including any significant suggestions for improvements provided to management by the independent registered public accounting firm;

9.	Reviewing before release the unaudited interim (quarterly/semi-annual) operating results and annual audited operating results in the Company’s interim (quarterly/semi-annual) earnings release;

10.	Reviewing before release the disclosure regarding the Company’s system of accounting and internal controls required under applicable law to be contained in the Company’s periodic filings and the attestations or reports, if required under applicable law, by the independent registered public accounting firm relating to such disclosure;

11.	Overseeing compliance with the requirements of applicable law for disclosure of registered public accounting firm’s services and Audit Committee members, member qualifications and activities;

12.	Receiving periodic reports from the Company’s independent registered public accounting firm and management of the Company to review (i) the selection, application and disclosure of the Company’s significant accounting policies and to assess the impact of other financial reporting developments that may have a bearing on the Company; (ii) all alternative treatments of financial information within generally accepted accounting principles that have been discussed with management of the Company, ramifications of the use of alternative disclosures and accounting treatments and the accounting treatment preferred by the independent auditor; and (iii) other material written communications between the independent auditor and management, including any management letter or schedule of adjusted differences;

13.	Discuss with management generally the types of financial information (including earnings guidance) to be disclosed in earnings press releases and earnings calls, as well as to analysts and rating agencies.

14.	Reviewing with management and the independent registered public accounting firm the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Company’s financial statements;

15.	Reviewing with management and the independent registered public accounting firm any correspondence with regulators or governmental agencies and any employee complaints or published reports that raise material issues regarding the Company’s financial statements, internal controls, auditing matters, or accounting policies;

16.	Enforcing the Company’s independent registered public accounting firm’s accountability to the Audit Committee and instructing the independent registered public accounting firm that they are to directly report to the Audit Committee, regarding any issue disputed with management. The Audit Committee shall be responsible for the resolution of any disagreement between management and the registered public accounting firm regarding financial reporting, for the purpose of preparing or issuing an audit report or related work;

17.	Reviewing the findings of any examination by regulatory agencies regarding the Company’s financial statements or accounting policies;

18.	Reviewing, in conjunction with counsel, any legal matters that could have a significant impact on the Company’s financial statements;

19.	Reviewing the Company’s policies relating to the avoidance of conflicts of interest and reviewing past or proposed transactions between the Company, members of the Board and management as well as internal control policies and procedures with respect to officers’ use of expense accounts and perquisites, including the use of corporate assets. The Audit Committee shall consider the results of any review of these policies and procedures by the Company’s independent registered public accounting firm;

20.	Meeting periodically (not less than annually) in separate executive sessions with the Company’s chief financial officer and chief executive officer;

21.	Recommending to the Board the retention and termination of the internal auditor, and the internal auditor’s engagement fees and terms, in accordance with applicable law;

22.	Approving the yearly or periodic work plan proposed by the internal auditor;

23.	Reviewing and discussing the work of the internal auditor on a quarterly/semi- annually/other periodic basis;

24.	Reviewing whether the Company should implement an internal audit function consisting of employees of the Company and, if so, review the internal audit function, including its independence, effectiveness, proposed control review plans and resources for the coming year (determining whether the internal auditor has sufficient resources and tools to dispose of its responsibilities, taking into consideration the Company’s special needs and size), and the coordination of such plans with the independent public accountant;

25.	Reviewing any auditing or accounting issues concerning the Company’s employee benefit plans;

26.	If necessary, instituting special investigations relating to financial statements or accounting policies with full access to all books, records, facilities and personnel of the Company;

27.	As appropriate, obtaining advice and assistance from outside legal, accounting or other advisors, and retaining such persons to provide such services. The Company shall provide appropriate funding to the Audit Committee to pay the advisors;

28.	Reviewing and approving in advance any proposed related party transactions involving an a director or other officer of the Company that may present a conflict of interest between the duties of such officer to the Company and his or her personal interests, in each case in accordance with applicable law or as referred by the Board (each, a “Related Party Transaction”). In order to assist it in carrying out such role, the Committee may apply criteria for classification of transactions and actions as extraordinary transactions and material actions and shall classify certain transactions or actions accordingly, and, if involving conflicts of interests or Related Party Transactions, shall review and consider their approval, in accordance with applicable law;

29.	Establishing and maintaining free and open means of communication between the Audit Committee, the Company’s independent registered public accounting firm, the Company’s internal audit/financial control department and management with respect to auditing and financial control matters, including providing such parties with appropriate opportunities to meet privately with the Audit Committee;

30.	Establishing procedures for receiving, retaining and treating complaints received by the Company regarding accounting, internal accounting controls or auditing matters and procedures for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters;

31.	Reviewing and assessing on an annual basis the adequacy of its own charter, structure, processes and membership requirements;

32.	Determining the appropriate funding to be provided by the Company for payment of compensation to any legal, accounting or other advisors employed by the Audit Committee;

33.	Reviewing and discussing periodically with management all material off-balance sheet transactions, arrangements, obligations (including contingent obligations) and other relationships of the Company with unconsolidated entities or other persons, that may have a material current or future effect on financial condition, changes in financial condition, results of operations, liquidity, capital resources, capital reserves or significant components of revenues or expenses;

34.	Inquiring about the application of the Company’s accounting policies and its consistency from period to period, and the compatibility of these accounting policies with generally accepted accounting principles, and (where appropriate) the Company’s provisions for future occurrences which may have a material impact on the financial statements of the Company;

35.	Discussing periodically with the independent registered public accounting firm, without management being present, (i) their judgments about the quality, not just the acceptability of the Company’s accounting principles and financial disclosure practices, as applied in its financial reporting, and (ii) the completeness and accuracy of the Company’s financial statements;

36.	At least annually, reviewing and discussing with management (i) the Company’s major financial risk exposures and the steps management has taken to monitor and control such exposures (including management’s risk assessment and risk management policies including its investment policies and performance for cash and short-term investments); and (ii) the processes followed for assessment of internal control over financial reporting under applicable law, the disclosure regarding such assessment and any attestation by the independent auditor thereon, to the extent applicable to the Company;

37.	Discuss with the independent auditor the matters required by applicable law relating to the conduct of the audit, to the extent applicable to the Company’s financial statements, including any difficulties encountered in the course of the audit effort, restrictions on the scope of procedures or access to requested information and any significant disagreements with management;

38.	Prepare a “Report of the Audit Committee” to be included in the Company’s annual information circular, if the Company is then subject to the U.S. proxy rules;

39.	Review and monitor, as appropriate, (i) litigation or other legal matters that could have a significant impact on the Company’s financial results; (ii) significant findings of any examination by regulatory authorities or agencies, in the areas of securities, accounting or tax; and (iii) the Company’s disclosure controls and procedures. The Committee shall be fully entitled to rely on reports that it receives and shall be under no obligation to conduct any independent investigation or verification;

40.	Receive reports of suspected business irregularities and legal compliance issues through periodic and, when appropriate, immediate reporting by members of the Company’s management, legal counsel, the independent or internal auditor or pursuant to any “whistleblower policy” adopted by the Committee. In the event that the Committee is informed of any irregularities, it will suggest to the Board remedial courses of action. The Committee shall be fully entitled to rely on reports that it receives and shall be under no obligation to conduct any independent investigation or verification, including reviewing and monitoring, if applicable, legal matters with significant impact, finding of regulatory authorities’ findings, receive reports regarding irregularities and legal compliance, acting according to “whistleblower policy” and recommend to our Board of Directors if so required, and oversee our policies and procedures regarding compliance to applicable financial and accounting related standards, rules and regulations;

41.	Oversee the Company’s policies and procedures regarding compliance with applicable financial and accounting related standards, rules and regulations;

42.	Reviewing and approving any material change or waiver in the Company’s ethics codes regarding directors or senior executive officers, and disclosures made in the Company’s annual report in such regard;

43.	Overseeing the hiring policies for employees or former employees of the independent registered public accounting firm, so that such hiring shall be in compliance with any applicable laws and regulations; and

44.	Performing such additional activities and consider such other matters within the scope of its responsibilities or duties according to applicable law and/or as the Audit Committee and/or the Board deems necessary or appropriate.

While the Audit Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Audit Committee to plan or conduct audits or to determine that the Company’s financial statements and disclosures are complete and accurate and are in accordance with U.S. generally accepted accounting principles, International Financial Reporting Standards or such other accounting standards adopted by the Company, and applicable rules and regulations.

IV.	MEETINGS.

The Audit Committee will meet as often as it determines, but not less frequently than once in each financial year.

The Audit Committee, in its discretion, will ask members of management or others to attend its meetings (or portions thereof) and to provide pertinent information as necessary. The Audit Committee will, at such times as it deems appropriate, meet separately with the chief executive officer and separately with the chief financial officer of the Company at such times as are appropriate to review the financial affairs of the Company. The Audit Committee will meet periodically in separate executive session with the independent registered public accounting firm as well as any financial controllers of the Company, at such times as it deems appropriate to fulfill the responsibilities of the Audit Committee under this charter.

The independent registered public accounting firm shall be invited to every meeting of the Audit Committee that relates to the financial statements of the Company. The internal auditor shall be invited to all Audit Committee meetings. In addition, the internal auditor may request that the chairperson of the Audit Committee convene a meeting to discuss a particular issue, and the chairperson shall convene the Audit Committee within a reasonable period of time, if the chairperson finds it appropriate to do so.

Notwithstanding the foregoing, any person who is, pursuant to applicable law, prohibited from serving as a member of the Committee, shall not be present at any meeting of the Committee (during its discussions or its decision making), unless the Committee’s Chairperson has determined that such person is required during the presentation of a certain topic to the Committee, provided, however, that an employee of the Company, who is not a controlling shareholder or relative thereof, is permitted to be present for the discussions, but not the decision making, that take place at a meeting, and provided, furthermore, that the Company’s legal counsel and the Company’s secretary, who are not controlling shareholders or relatives thereof, are permitted, if the Committee so requests, to be present at a meeting (during discussions or decision making).

The Company’s internal auditor shall be provided with notices of all meetings of the Committee, and the Company’s independent auditor shall be provided with notice of meetings in which a matter related to the audit of the financial statements or a discussion of the interim (quarterly/semi-annual) results of operation of the Company is to be discussed, and shall be entitled to attend such meetings, subject to a determination by the Committee to exclude it from all or any part of the meeting to the extent permitted under applicable law. The internal auditor may request that the Committee’s Chairperson call a meeting in order to discuss a matter detailed in his or her request for a meeting, and the Chairperson shall call the meeting within a reasonable time, if the Chairperson deems fit, at his or her discretion.

The Committee shall have the power to retain, without Board approval and at the Company’s expense, the services of outside counsel and other experts and consultants to assist the Committee in connection with its responsibilities and shall have the sole authority to approve such firms’ fees and other retention terms.

V.	MINUTES.

The Audit Committee will maintain written minutes of its meetings, which minutes will be filed with the minutes of the meetings of the Board.

VI.	COMPENSATION.

Members of the Audit Committee may receive compensation for their service as Audit Committee members, subject to the provisions of applicable law.

Members of the Audit Committee may not receive any compensation from the Company except the fees that they receive for service as members of the Board or any committee thereof.

VII.	REPORTING

The Committee will apprise the Board regularly of its decisions and recommendations and of significant developments in the course of performing the above responsibilities and duties. Without derogating from the aforesaid, the Committee shall submit any recommendation or resolution which is subject to Board approval a reasonable time prior to the contemplated Board meeting.

VIII.	DELEGATION OF AUTHORITY.

Subject to the provisions of applicable law, the Audit Committee may delegate to one or more designated members of the Audit Committee the authority to pre-approve audit and permissible non-audit services, provided such pre-approval decision is presented to the full Audit Committee at its scheduled meetings.